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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2008

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)

Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2008, was EUR 23,301,403,675.

	(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 122 of Exhibit (d), which is hereby incorporated by reference herein.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 122 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of Rentenbank.

Not applicable.

(2) Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

	(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2008, was EUR 1,712,238,871.

	(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2008, was (in millions):

U.S. dollar		$657
Japanese yen	JPY	71,748
Swedish Kroner	SEK	1,168

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Group Management Report”, “Financial Section — Consolidated Financial Statements — Consolidated Income Statement”, “Financial Section — Consolidated Financial Statements — Cash Flow Statement”, “Financial Section — Notes to the Consolidated Financial Statements”, “Financial Section — Unconsolidated Financial Statements — Unconsolidated Profit and Loss Account”, and “Financial Section — Notes to the Unconsolidated Financial Statements”, pp. 30 to 49, 50, 53 to 54, 55 to 99, 109 to 110 and 111 to 118 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a) If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2008.

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(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2008.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a) Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2008, was EUR 937.3 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-36 of Exhibit (d), which is hereby incorporated by reference herein.

(b) External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2008, the Federal Republic had external funded indebtedness of US$ 5.04 billion, GBP 0.006 billion, SEK 0.02 billion and CHF 0.01 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information — I. Direct Debt of the Federal Government”, pp. G-36 to G-40 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a) As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

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(1) Total amount held by or for the account of the Federal Republic.

Not applicable.

(2) Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

	(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year (Treasury Discount Papers and Schuldscheindarlehen), outstanding as of December 31, 2008 was EUR 38.4 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.)

	(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany — Public Finance”, pp. G-26 to G-35 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2008.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2008.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect to the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

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See “The Federal Republic of Germany — Monetary and Financial System — Monetary Policy Strategy and Prices” and “The Federal Republic of Germany — Monetary and Financial System — Official Foreign Exchange Reserves”, pp. G-20 to G-21of Exhibit (d), which are hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany — The Economy — International Economic Relations”, pp. G-17 to G-19 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic Germany — The Economy — International Economic Relations”, pp. G-16 and G-17 of Exhibit (d), which are hereby incorporated by reference herein.

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This annual report comprises:

(a)	Pages numbered 1 to 9, consecutively,

(b)	The following exhibits:

	Exhibit (a)	–	None.

	Exhibit (b)	–	None.

	Exhibit (c)	–	The latest annual budget for the Federal Republic of Germany (pp. G-26 to G-35 of Exhibit (d) hereto).

	Exhibit (d)	–	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 11, 2009.

	Exhibit (e)	–	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

	Exhibit (f)	–	Consent of the Federal Republic of Germany.

	Exhibit (g)	–	Governing Law of March 26, 2009 (with English translation).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 11, 2009.

LANDWIRTSCHAFTLICHE RENTENBANK

By: /s/ Dr. Horst Reinhardt

Name: Dr. Horst Reinhardt
Title: Managing Director
Member of the Board of Managing Directors

By: /s/ Martin Middendorf

Name: Martin Middendorf
Title: Vice President

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-26 to G-35 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 11, 2009.

(e)	Consent of Deloitte & Touche.

(f)	Consent of the Federal Republic of Germany.

(g)	Governing Law of March 26, 2009 (with translation).

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EXHIBIT (c)

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EXHIBIT (d)

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This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 11, 2009, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2008.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 1, 2009, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.3267.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2004	1.3538	1.2478	1.3625	1.1801
Year ended December 31, 2005	1.1842	1.2400	1.3476	1.1667
Year ended December 31, 2006	1.3197	1.2661	1.3327	1.1860
Year ended December 31, 2007	1.4603	1.3797	1.4862	1.2904
Year ended December 31, 2008	1.3919	1.4700	1.6010	1.2446
Quarter ended March 31, 2009	1.3308	1.2923	1.3866	1.2555

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2009, as published by the Federal Reserve Bank of New York.

2009	High	Low

January	1.3946	1.2804
February	1.3064	1.2547
March	1.3569	1.2549
April	1.3458	1.3030

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2009. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2009 to be announced at a press conference and published in April 2010.

The first quarter of 2009 was characterized by a continuing high demand for our special promotional loans. The approved volume of loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to €905.6 million (as compared with €927.8 million during the three months ended March 31, 2008).

From the total anticipated medium and long-term issue requirement of prospective €10.0 billion for 2009, Rentenbank was already able to raise €3.8 billion in the first quarter (as compared with €4.8 billion during the three months ended March 31, 2008). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €3.8 billion during the first quarter of 2009 (as compared with €5.5 billion during the three months ended March 31, 2008).

THE FEDERAL REPUBLIC OF GERMANY

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year

4th quarter 2007	0.3	1.7
1st quarter 2008	1.5	2.9
2nd quarter 2008	-0.5	2.0
3rd quarter 2008	-0.5	0.8
4th quarter 2008	-2.1	-1.7

The significant drop in German real GDP by 2.1% in the fourth quarter of 2008 compared with the third quarter was mainly due to the negative development of net exports, as price-adjusted exports experienced a much sharper decline (–7.3%) than imports (–3.6%) . The balance of exports and imports thus contributed –2.0 percentage points to the decrease in GDP in the fourth quarter of 2008. Capital formation in machinery and equipment also fell significantly in the fourth quarter of 2008, as domestic enterprises scaled back investment in machinery, equipment and vehicles by 4.9% compared with the third quarter of 2008. Prior to the fourth quarter of 2008, gross fixed capital formation in machinery and equipment had risen for eight consecutive quarters, although the rise in the second and third quarters of 2008 was lower than in previous quarters. Capital formation in construction declined by 1.3% in the fourth quarter of 2008 compared with the third quarter, and final consumption expenditure decreased slightly by 0.1% . Enterprises increased inventories between October and December 2008, which had a positive effect of 0.5 percentage points on the development of GDP.

Price-adjusted GDP declined by 1.6% in the fourth quarter of 2008 as compared with the same quarter of 2007, whereas the first three quarters of 2008 showed positive year-on-year growth rates when compared with the same quarters of 2007. Adjusted for calendar effects, economic performance declined by 1.7%, as the fourth quarter of 2008 included a half working day more than the same quarter of 2007.

For a discussion of the growth rate for 2008 and projections for 2009 and 2010, see “ The Federal Republic of Germany — The Economy — Overview of Key Economic Figures.”

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 4th quarter of 2008, press releases of February 25, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/02/PE09__061__811,templateId=renderPrint.psml).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year

March 2008	0.5	3.1
April 2008	-0.2	2.4
May 2008	0.6	3.0
June 2008	0.3	3.3
July 2008	0.6	3.3
August 2008	-0.3	3.1
September 2008	-0.1	2.9
October 2008	-0.2	2.4
November 2008	-0.5	1.4
December 2008	0.3	1.1
January 2009	-0.5	0.9
February 2009	0.6	1.0
March 2009	-0.1	0.5

The consumer price index for Germany rose by 0.5% in March 2009 compared to March 2008, representing the lowest inflation rate since July 1999 when inflation also amounted to 0.5% . This low level of year-on-year inflation was mainly due to the strong downward price trend for mineral oil and certain food products, which more than offset price increases for gas, charges for central and remote heating and for electricity. Excluding mineral oil products, the inflation rate in March 2009 would have been 1.7% compared to March 2008. On average, food prices in March 2009 were just 0.2% above the prior year’s level, thereby continuing the declining trend of year-on-year price increases for food since August 2008. However, in March 2009 price increases were observed in particular for vegetables, meat and meat products, and confectionary compared to March 2008. The price of education in March 2009 declined by 5.0% compared to the same month of 2008, mainly due to the introduction of a tuition-free pre-school year in some Länder.

The slight decrease of 0.1% in the overall price index in March 2009 compared with February 2009 was mainly due to decreasing gas and food prices whereas consumers have to pay more for clothing, footwear and electricity.

Source: Statistisches Bundesamt, Consumer prices in March 2009: +0.5% on March 2008, press release of April 9, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/04/PE09__142__611,templateId=renderPrint.psml).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)

March 2008	7.8	7.4
April 2008	7.7	7.4
May 2008	7.1	7.4
June 2008	7.5	7.3
July 2008	7.3	7.2
August 2008	7.0	7.2
September 2008	6.5	7.1
October 2008	6.3	7.1
November 2008	6.6	7.1
December 2008	7.2	7.2
January 2009	7.5	7.3
February 2009	8.1	7.4
March 2009	7.8	7.6

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office's telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU- wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

The number of employed persons decreased by approximately 46,000, or 0.1%, in March 2009 compared to March 2008. The number of persons in employment compared to the same month a year earlier had last decreased in February 2006. Generally, the number of persons in employment increases in March due to the usual seasonal recovery in spring. In the past three years, employment had increased by an average of 138,000 persons compared to the relevant previous month. In March 2009, this increase was considerably smaller, with an additional 53,000 persons in employment (+0.1%) compared to February 2009. The extension of short-time work is believed to have moderated the negative influence of the current economic situation on the employment trend.

The seasonally adjusted number of unemployed persons in March 2009 increased by approximately 70,000, or 2.2%, compared to March 2008. Compared to February 2009, the seasonally adjusted number of unemployed persons in March 2009 increased by 2.3% .

Sources: Statistisches Bundesamt, March 2009: Fewer persons in employment than a year ealier for the first time since February 2006, press release of April 30, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/04/PE09__165__132,templateId=renderPrint.psml); Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatist ik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/Lab ourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/Lab ourMarket/Content75/arb422a,templateId=renderPrint.psml).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to March 2009	January to March 2008

Foreign trade	26.9	51.2
Services	-4.2	-0.9
Factor income (net)	12.8	14.8
Current transfers	-13.1	-12.2
Supplementary trade items	-3.0	-3.3

Current account	19.3	49.7

Source: Statistisches Bundesamt, German exports in March 2009: –15.8% on March 2008, press release of May 8, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/05/PE09__172__51,templateId=renderPrint.psml).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

•	the sale and warehousing of agriculture and food products;

•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of ecological farming and the protection of animals within the agriculture industry;

•	the improvement of infrastructure in rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “—Understanding with the European Commission”.

Rentenbank’s governing law was amended by the Statute on Reorganization of Covered Bond Rights (Gesetz zur Neuordnung des Pfandbriefrechts or the “Covered Bond Rights Statute”) effective as of July 19, 2005, principally in respect of the issuance of covered bonds in accordance with the new Covered Bond Rights Statute, and by the Statute on the Special-Purpose Fund of the Federal Republic by Landwirtschaftliche Rentenbank and Amendment of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank und zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank) effective as of September 1, 2005, under which Rentenbank will continue to act as trustee for the Federal Republic with respect to funds in the Special-Purpose Fund (Zweckvermögen).

Furthermore, Rentenbank’s governing law was amended by Article 174 of the ordinance dated October 31, 2006 (Neunte Zuständigkeitsanpassungsverordnung vom 31. Oktober 2006) reflecting the change of name of the Federal Ministry of Consumer Protection, Food and Agriculture to Federal Ministry of Food, Agriculture and Consumer Protection.

Finally, Rentenbank’s governing law was amended by Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009). In particular, the German parliament deleted all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principals of Anstaltslast. See “Relationship with the Federal Government — Anstaltslast”.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

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We extend credit to German and other European Union public and private sector banks which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2008, Rentenbank had total consolidated assets of approximately €90.1 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 101.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food, Agriculture and Consumer Protection which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

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Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food, Agriculture and Consumer Protection (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management — Board of Managing Directors, “Management — Advisory Board”, and “Management — General Meeting”.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) under the German Banking Act (Kreditwesengesetz or KWG; the “German Banking Act”). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervisory Authority”.

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BUSINESS

Our principal business is providing loans and other types of financing for the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German public and private sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates, a limited number of German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing and commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

•	Local Government Authorities in Rural Areas. Loans may also be made to local governments and other public agencies and authorities such as water and sewage treatment boards and other public utilities in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German and other European Union banks. Our traditional loan portfolio consists primarily of standard promotional loans to financial institutions and accounted for 73.2% of our loan portfolio at December 31, 2008. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

A major portion of our loans to non-financial institutions is the credit facility we have extended to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung) in connection with its implementation of European Union agricultural policies (see “— Short-Term Standard Promotional Loans” below).

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended
	December 31,

	2008		2007

	(EUR in millions)
Loan commitments(1):	14,609		12,291
Standard promotional loans for agriculture and rural areas		4,175		4,389
Special loans for specific promotional purposes and assistance measures		4,018		2,748
Renewals		6,416		5,154
Securities	3,672		4,472

Total medium- and long-term extensions of credit	18,281		16,763

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special loans for specific promotional purposes portion of our loan portfolio of our standard promotional loans for agriculture at December 31, 2008 and 2007.

	At December 31,

	2008	2007

	(EUR in millions)
Special loans for specific promotional purposes and assistance measures	15,874	13,196
Standard promotional loans for agriculture	43,385	48,266

Total	59,259	61,462

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2008 and 2007.

	At December 31,

	2008	2007

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	17,801	16,036
Medium-term (between one year and five years)	17,423	16,343
Short-term (less than one year)	17,426	28,014
Direct Loans:
Long-term (five years or more)	3	1
Medium-term (between one year and five years)	212	56
Short-term (less than one year)	6,253	1,236

Total	59,118	61,686

Our portfolio of traditional loans consists primarily of medium- and long-term standard promotional loans for the agricultural sector and the food industry as well as rural areas and special loans for specific promotional purposes and assistance measures. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2008, totaled €59.3 billion, a decrease of 3.6% from €61.5 billion at December 31, 2007. At December 31, 2008, this loan portfolio represented 65.8% of our total assets.

Our standard promotional loans accounted for 73.2% of our loan portfolio at December 31, 2008, compared with 78.5% of our loan portfolio at December 31, 2007. It is composed of secured and unsecured loans to German and European Union public sector and private sector banks. Landesbanken, public sector universal banks, and Sparkassen, a type of public sector savings bank, are the principal German public sector banks to which we lend. Both originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments).

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According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Our special loans for specific promotional purposes accounted for 26.8% of our loan portfolio at the end of 2008 compared with 21.5% of our loan portfolio at the end of 2007. They are composed exclusively of secured loans to German public sector and private sector banks. These special medium- and long-term loans are made to German banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special lending programs designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,300 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “–– Credit Analysis”.

At December 31, 2008, approximately 54.9% of our notional loan portfolio amount was unsecured. Unsecured loans to German and other European Union private sector banks are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to public and private sector banks located in other European Union countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country of the European Union into which we lend.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Loans to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung or “BLE”), the Federal Republic’s agency responsible for implementing European Union agricultural policies, accounted for nearly all of our standard promotional short-term lending to non-financial institutions at December 31, 2008. Under our credit facility with BLE, we provide financing for the purchase and storage of commodity foodstuffs and animal feed. The credit extended to BLE is guaranteed by the Federal Republic. We also provide other financial services to BLE. See “— Activities on Behalf of the Federal Republic and State (Länder) Governments”.

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Special Loan Programs for Specific Promotional Purposes and Assistance Measures

Special loans for specific promotional purposes consist exclusively of medium- and long-term loans. These loans are extended under special programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other special loan programs on behalf of the Federal Republic and some states (Länder). Borrowers must meet requirements to borrow under one of these programs. Unlike our standard promotional loans, under the special loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through the following special loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November, these programs were subject to a significant restructuring. The new structure of the programs allows us the promotion along the entire food value chain. Loans are generally limited to € 10 million per business per year.

•	Programs for agricultural enterprises: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own small farms, (2) produce agricultural products, and, (3) to qualify for the most attractive “TOP”-interest terms, are (a) up to 40 years of age or (b) invest in the conservation of natural resources as well as measures to improve animal welfare and consumer protection. These loans are offered to purchase or modernize new farm equipment and buildings, to purchase new land or an existing farming operation. They can also be used for operating resources (approximately 31.5% of special loans made during the year ended December 31, 2008, were of this type);

•	Programs for agribusiness enterprises: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at “TOP”-interest terms are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products (approximately 9.3% of new special loans made during the year ended December 31, 2008, were of this type);.

•	“Renewable Energies”: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants (approximately 8.6% of special loans made during the year ended December 31, 2008, were of this type);

•	Rural Development: Under these programs, we make available medium- and long- term loans to (1) private individuals and private businesses for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, the development of regional tourism through the construction of parks, harbors, campgrounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply (approximately 15.9% of special loans made during the year ended December 31, 2008, were of this type); and

•	Special loan programs on behalf of the Federal Republic and the states (Länder): Loans under these programs accounted for approximately 29.2% of new special loans made during the year ended December 31, 2008. The significant lending growth in 2008 was due to increased cooperation with some federal states’ development banks which used liquidity facilities for specific promotional purposes in their respective state. The blanket credits provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are set up by the federal state development banks and primarily include the

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financing of local structural measures, residential construction and wastewater plants. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued. For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and State (Länder) Governments”. These programs account for approximately 5.5% of new special loans made during the year ended December 31, 2008.

Although we review the applications and the eligibility of the end borrower, special loans for specific promotional purposes are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our special loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently 0.65% p.a. up to 3.50% p.a. according to the credit rating of the end-borrower and/or the value of security provided, on loans extended under the special loan programs. Special loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 50% of our special loans have an original maturity of more than ten years. Unlike standard promotional loans, special loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to whom we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special loan programs for specific promotional purposes and assistance measures, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special loan programs, see “— Special Loan Programs for Special Promotional Purposes and Assistance Measures” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other European Union banks. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in the European Union, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2008, the securities portfolio accounted for 30.4% of total assets. Of our portfolio of debt securities, at December 31, 2008, 1.5% were issued by public issuers, compared to 2.5% at December 31, 2007.

The following table shows the aggregate book value of our securities portfolio on a consolidated basis at December 31, 2008 and 2007.

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Securities Portfolio

	At December 31,

	2008	2007

	(EUR in millions)
From public issuers	401	637
From other issuers	27,025	25,199

Total securities	27,426	25,836

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2008, LRB had total assets of €221.3 million.

DSV is a holding company that owns equity interests in companies engaged in agriculture. LRB owns 100% of DSV’s outstanding capital. At December 31, 2008, DSV had total assets of €17.1 million.

Activities on Behalf of the Federal Republic and State (Länder) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different states (Länder) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973.

In addition to providing BLE with financing, we act as agent for BLE in the placement of BLE promissory notes (Schuldscheindarlehen) with investors and provide BLE with current account facilities.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

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Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium-Term Note Programme and an A$10 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2008, we issued the equivalent of €8.6 billion of Euro Medium-Term Notes, €0.3 billion of AUD-Medium-Term Notes and approximately €2.0 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting – down from 20 per cent under Basel I guidelines - for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007 we discontinued the issuance of secured debt instruments for the time being.

With respect to the domestic and international capital markets, the following table shows our sources of funds on a consolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2008	2007

	(EUR in millions)
International Loans / Promissory notes	1,763.3	1,456.3
Registered bonds (Namensschuldverschreibungen)	5,799.9	6,060.2
Bearer bonds:
Secured	1,353.9	1,409.3
Unsecured*	66,190.2	63,965.8

Total	75,107.3	72,891.6

* Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 79.2% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German states, or Länder, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

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Risk Management and Derivatives

Our treasury department has responsibility for our risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be acknowledged daily by the treasury department and a member of the Board of Managing Directors. With respect to liquidity risk, our exposure is never greater than the amount of our eligible collateral for open market transactions with the European Central Bank. The loan division applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Standard Promotional Loans”.

We use derivative instruments, such as swaps, forward contracts and options almost exclusively as part of our asset and liability risk management. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of a diverse set of documents including business reports, ratings letters and our own credit analysis. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2008, a notional amount of €0.2 billion of liabilities to banks, €0.1 billion of liabilities to customers, €48.0 billion of securitized liabilities and €0.9 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2008, a notional amount of €0.2 billion of loans and advances to banks and €0.9 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. We also project the volume of assets in our central clearing account with the Deutsche Bundesbank eligible for borrowing under the standing facilities of the European Central Bank. The marginal lending facility allows us to obtain overnight liquidity from the Deutsche Bundesbank, limited by the aggregate collateral value of our eligible assets. We have used this facility in the past only under exceptional circumstances to cover daily liquidity deficits.

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Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

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CAPITALIZATION

The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2008. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of
December 31, 2008

(EUR in millions)(1)

Long-term debt from:
Banks	2,570
Other lenders	3,448

Total long-term borrowings	6,018
Bonds	41,520

Total long-term debt	41,520
Subordinated liabilities	1,173

Total subordinated liabilities	1,173
Equity:
Subscribed capital	135
Reserves(2)	2,363
Revaluation Reserve	-441

Total equity	2,057

Total capitalization	50,768

(1)	On May 1, 2009, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.3267.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2008, Rentenbank’s Core Capital (or Tier I) ratio amounted to 12.4% and its Supplementary Capital (or Tier II) ratio amounted to 6.9% .. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Advisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Board of Managing Directors is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Volksw. Dr. Marcus Dahmen (Vorstandssprecher)
Dipl.-Kfm. Hans Bernhardt
Dipl.-Volksw. Dr. Horst Reinhardt

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Advisory Board

The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a loan committee concerned with loan and investment matters, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

The Advisory Board has 18 members, one of whom is the Federal Minister of Food, Agriculture and Consumer Protection. Eight of the members of the Advisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

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The following is a list of the members of the current Advisory Board (1):

Chairman:	Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner MdB, Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the not-for-profit agricultural and food organizations:	Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Berlin

Präsident Udo Folgart, Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf

Präsident Franz-Josef Möllers, Westfälisch-Lippischer Landwirtschaftsverband e.V., Münster

Präsidentin Brigitte Scherb, Deutscher LandFrauenverband e.V., Berlin

Präsident Norbert Schindler MdB, Bauern- und Winzerverband Rheinland-Pfalz Süd e. V., Berlin

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Dr. Peter Traumann, Mitglied des Vorstands, Bundesvereinigung der Deutschen Ernährungsindustrie e. V., Berlin

State Ministers of Agriculture or their permanent official representatives: (2)

Hesse:	Silke Lautenschläger, Ministerin für Umwelt, Energie, Landwirtschaft und Verbraucherschutz des Landes Hessen, Wiesbaden

Mecklenburg-Western Pomerania:	Dr. Till Backhaus, Minister für Landwirtschaft, Umwelt und Verbraucherschutz des Landes Mecklenburg-Vorpommern, Schwerin

Saarland:	Stefan Mörsdorf, Minister für Umwelt des Saarlandes, Saarbrücken

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Representative of the not-for-profit Trade Unions:	Hans-Joachim Wilms, Stellvertretender Bundesvorsitzender der IG Bauen-Agrar- Umwelt, Berlin

Representative of the Ministry of Food, Agriculture and Consumer Protection:	Ministerialdirektor Dr. Jörg Wendisch, Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, Bonn

Representative of the Ministry of Finance:	Ministerialdirigent Dietrich Jahn, Bundesministerium der Finanzen, Berlin

Elected Specialists:	Dr. Rolf-E. Breuer, former Sprecher des Vorstands and former Vorsitzender des Aufsichtsrates der Deutsche Bank AG, Frankfurt am Main

Heinrich Haasis, Präsident des Deutschen Sparkassen- und Giroverbandes e. V., Berlin

Wolfgang Kirsch, Vorsitzender des Vorstandes DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

(1)	The term of the Advisory Board expired in accordance with Section 5 of the Statutes at the close of the General Meeting’s convention on April 22, 2009. However, the Advisory Board in its current composition will continue to manage Rentenbank’s affairs as described above until the constitutive meeting of the new Advisory Board, which is scheduled to take place in July 2009.
(2)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on our Advisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Advisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain

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principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

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EMPLOYEES

At December 31, 2008, we had 211employees. Of these, 186, or 88.15% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 25 employees, or 11.85%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 122 employees, or 57.28% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and warehousing of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Advisory Board. The Minister of Food, Agriculture and Consumer Protection is deputy chairman of and representatives from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance are members of the Advisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Wolfgang Reimer and the current deputy is the senior government official Mr. Karl-Heinz Tholen.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including the Regulations concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the German Banking Act. See “— Capital Adequacy Requirements” and “— Liquidity and Other Regulatory Requirements” below.

The German Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom. BaFin supervises the

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operations of banks to ensure that they conduct their business in accordance with the provisions of the German Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the German Central Bank (Deutsche Bundesbank). BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the German Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to name-related risks (Adressrisiken with respect to material idiosyncratic differences between similar but not identical positions) and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to name-related risks and operational risks are satisfied, provided that the aggregate sum of the name-related risks and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the German Banking Act and the Solvency Regulation. The aggregate amount of the name-related risks is calculated on the basis of either the standard approach as to credit risks (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with the Deutsche Bundesbank). The standard approach as to credit risks provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Federal Republic of Germany or to the Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to name-related risks and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the German Banking Act, i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the German Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

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At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the Deutsche Bundesbank, which then transmits them to BaFin.

Under the German Banking Act, a bank’s large credit (Großkredite) exposures to a single borrower or connected group of borrowers that equal or exceed 10% of Rentenbank’s Regulatory Liable Capital are subject to a number of restrictions. These essentially consist of the following:

•	these exposures may not exceed in the aggregate eight times Rentenbank’s Regulatory Liable Capital;

•	no single large exposure may exceed 25% of Rentenbank’s Regulatory Liable Capital; and

•	no single large exposure to a bank’s unconsolidated affiliate may exceed 20% of Rentenbank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “— Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Advisory Board, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that Rentenbank has complied with, inter alia:

•	the regulatory reporting requirements;

•	the large credit exposures calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

The audit report must also discuss in detail certain large or important credit exposures and confirm compliance with certain provisions of the German Banking Act.

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BaFin also requires that the long-form audit report discuss and analyze the method by which Rentenbank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with the Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in Rentenbank’s capitalization and changes in significant shareholdings in Rentenbank.

To secure compliance with the German Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of Rentenbank’s Advisory Board and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with Rentenbank for German regulatory purposes, Rentenbank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the German Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The German Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and Rentenbank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of Rentenbank to the revocation of Rentenbank’s license and closing of Rentenbank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to Rentenbank.

Violations of the German Banking Act may result in criminal and administrative penalties.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“D&T”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of D&T for the year ended December 31, 2008, dated March 9, 2009, refers to a group management report (Konzernlagebericht). The examination of, and the audit report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, D&T does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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GROUP MANAGEMENT REPORT

Economic Environment

A significantly declining momentum affected the economy worldwide in 2008.

The euro zone gross domestic product (GDP) grew only 0.7% in 2008, down from 2.6% in 2007. As early as spring, the economic downswing also impacted the labor market, with the unemployment rate increasing from 7.1% to 8.0% at year-end, while the average unemployment for the year under review was 7.5%, up from 7.4% in 2007. The increase in consumer prices, 4.0% in both June and July, reached its highest level since the introduction of the euro. Against the backdrop of the substantial deceleration of the economy, raw material prices declined in the second half of 2008. In December, the inflation rate amounted to just 1.6% . The average increase of the harmonized consumer price index still came to 3.3%, up from 2.1% over the prior year.

In Germany, growth also decelerated in 2008, albeit less pronounced than in the euro zone. GDP growth rate declined by almost one half to 1.3%, down from 2.5% in the prior year. Growth stimuli exclusively came from within Germany, supported by gross investment and government spending, while private consumption remained flat. However, growth was depressed by the trade balance as imports rose more strongly than exports.

The international monetary policy was characterized by record interest rate cuts, above all in the last months of the year under review. This was the central banks’ response to the financial crisis, declining economic momentum and rapidly falling inflation rates. The U.S. Federal Reserve cut its key lending rate to 0.5% and the European Central Bank, which had raised its main refinancing rate to 4.25% by mid-year, reduced its target rate in several steps to 2.5% by December. Further rate cuts have been implemented during the first quarter of 2009.

Accordingly, the development on the bond markets in the first half of 2008 was characterized by fears of inflation. By mid-year, the yield for ten-year German government bonds had climbed to its 2008 high of around 4.6% . The second half was dominated by apprehension of a collapse in the financial sector and a global recession, leading investors to increasingly favor government bonds as safe haven securities. As a result, the yields for ten-year government bonds decreased to below 3%.

In the wake of the crisis in the financial markets and the increasing reluctance on the part of the banks to lend to each other on the interbank market, short-term interest rates in particular rose considerably. To avoid any resulting distortions, central banks intervened worldwide by providing substantial liquidity assistance facilities. In addition, governments introduced protective shields for the banking sector. Primarily in the U.S., balance sheets of banks were relieved through the purchase of mortgage-backed securities and corporate bonds by the U.S. Federal Reserve. Full or partial nationalization of some institutions prevented the collapse of several major banks. Furthermore, many governments introduced comprehensive economic aid packages in the billions of dollars to mitigate the effects of the global economy’s downswing.

Business Trend

During the crisis in the financial markets, Rentenbank made an important contribution to the stabilization of the interbank market. The Group is not exposed to securities or receivables with structured credit risks such as asset-backed securities or collateralized debt obligations. However, the financial crisis did have an impact on both lending and refinancing conditions. The margins in the lending business widened in line with the return to a more risk-based pricing of financings. At the same time, the bank benefited from the sometimes very favorable refinancing conditions for issuers of top credit quality. This also had a positive effect on the banks’ operating results. However, this was occasionally offset by significant measurement losses. The political measures taken to manage the financial crisis, however, led to a reduction of the measurement losses at the end of 2008.

The business trend of Rentenbank in 2008 saw buoyant new business activity and further improved operating earnings before profit or loss from fair value measurement and hedge accounting as well as before taxes. The bank’s promotional business continued to be marked by a higher lending volume with respect to medium and long-term loans. In line with the bank’s business structure, the balance sheet is predominantly characterized by the portfolio of medium and long-term loans. New promotional loans were granted in an amount of €12.0 billion (as compared with €11.6 billion in 2007), while demand for funds from the capital

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market remained flat in spite of the increased volume. New refinancing transactions in the medium to long-term segment amounted to €11.2 billion (as compared with €11.2 billion in 2007) in the year under review.

Total Assets and Business Volume

Total assets grew by €1.4 billion or 1.6% to €90.1 billion in 2008 (as compared with €88.7 billion in 2007). Contingent liabilities excluding irrevocable credit commitments amounted to €117.6 million (as compared with €9.0 million in 2007).

The Group generally extends credit via other banks, in accordance with its competitive neutrality. Therefore, the asset side of the balance sheet primarily comprises loans and advances to banks. As of the balance sheet date, this line item amounted to €52.8 billion (as compared with €60.2 billion in 2007) or a share of 58.6% (as compared with 67.9% in 2007) in total assets, representing a decline from the prior-year level by €7.4 billion.

Loans and advances to customers grew by €5.2 billion to €6.5 billion (as compared with €1.3 billion in 2007). This increase is mainly the result of an increase in time deposits and promissory note loans granted to government-backed companies. The financial investments, which almost exclusively comprise bank bonds and notes, rose by €1.5 billion to €27.5 billion (as compared with €26.0 billion in 2007).

The positive fair values of derivatives, which are generally entered into in order to hedge market price risks, increased by €1.7 billion to €2.9 billion (as compared with €1.2 billion in 2007).

On the liability side of the balance sheet, the liabilities to banks decreased by €0.6 billion to €10.5 billion (as compared with €11.1 billion in 2007). The carrying amount of overnight and term deposits as well as open market transactions declined by €0.4 billion to €6.9 billion (as compared with €7.3 billion in 2007). The carrying amount of registered bonds and promissory note loans, which are also included in this item, was reduced by €0.4 billion to €2.7 billion (as compared with €3.1 billion in 2007).

Liabilities to customers increased by €0.6 billion to €4.3 billion (as compared with €3.7 billion in 2007). This balance sheet item primarily comprises registered bonds with a carrying amount of €3.7 billion (as compared with €3.5 billion in 2007) at year-end.

The portfolio of securitized liabilities exceeded the prior-year level by €1.7 billion or 2.6% . Their carrying amount as of the balance sheet date came to €66.6 billion (as compared with €64.9 billion in 2007). The Medium Term Note programme represents the most important refinancing instrument and amounted to €39.9 billion (as compared with €41.3 billion in 2007). Global bonds totaled €11.5 billion (as compared with €10.7 billion in 2007) at year-end. The balance of instruments from the ECP program, which is part of money market refinancing, increased to €12.7 billion (as compared with €10.4 billion in 2007).

The negative fair values of derivatives, which are generally entered into for hedging purposes, declined by €0.4 billion to €5.3 billion (as compared with €5.7 billion in 2007).

All funds borrowed on the money and capital markets for refinancing purposes were generally made available on an arm’s length basis.

Provisions grew €0.2 million to €101.6 million (as compared with €101.4 million in 2007). The gross amount of additions to pension provisions was €5.6 million, and the use of the provisions for current pension benefit payments amounted to €5.5 million. The present value of the defined benefit obligations was determined on the basis of a discount rate of 5.6% (as compared with 5.0% in 2007).

Financial Performance

Operating earnings before profit or loss from fair value measurement and hedge accounting as well as before taxes developed very well in 2008. Interest income, including contributions from fixed-income securities and equity investments, reached €4,678.1 million (as compared with €4,805.8 million in 2007). After deducting interest expenses of €4,327.4 million (as compared with 4,606.0 million in 2007), net interest income came to €350.7 million (as compared with €199.8 million in 2007).

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The increase in the provision for loan losses of €40.8 million to €58.2 million (as compared with €17.4 million in 2007) compared to the prior year is attributable to the rise in volume of special promotional loans as well as increased expenses for the promotional contribution within the context of the Bank’s mandate to promote agriculture of approx. €35.0 million.

The net result from financial investments fell by €49.8 million and resulted in a net expense of €48.4 million (as compared with net income of €1.4 million in 2007). The reason for this decline is a write-down of an equity investment.

Group earnings before profit or loss from fair value measurement and hedge accounting and before taxes amounted to €202.3 million, up from €145.9 million in 2007.

The development of the operating results before profit or loss from fair value measurement and hedge accounting and before taxes also was positive for all segments (i.e., “Treasury Management”, “Promotional Business” and “Capital Investment”) when compared to the previous year.

The liquidity and confidence crisis reached a climax in September 2008 when the investment bank Lehman Brothers collapsed. This resulted in a further widening of risk premiums, which in particular had an impact on the spreads for financial instruments carried as assets and the costs of hedging instruments with cross currency swaps. However, political measures taken to manage the crisis in the financial markets resulted in increasing costs for issues in the fourth quarter, but also brought some relief which consequently had positive effects on measurement under IFRS. Therefore, the result from fair value measurement and from hedge accounting (measurement result) showed net measurement gains of €261.7 million (as compared with net measurement losses of €94.4 million in 2007), as reported in the consolidated income statement for fiscal year 2008.

The above-mentioned fluctuations in market value led to measurement losses incurred for financial instruments carried as assets with respect to the Bank’s promotional business, which are also measured at fair value. The financial investments that are attributable to promotional business and measured at the market price applicable as of the balance sheet date were also affected. The securities concerned are fixed and non-fixed-income securities, which are hedged by interest rate swaps. With respect to effective hedges, the fluctuations in interest rates were offset in the consolidated income statement within the corridor permitted under IFRS. The negative trend in spreads reflected in prices and the measurement of the related unhedged securities led to further negative effects to be recognized in the revaluation reserve. See also “— Equity”.

Due to the Group’s buy-and-hold strategy, as a non-trading book institution (Nichthandelsbuchinstitut) within the meaning of the German Banking Act (Kreditwesengesetz, KWG; the “German Banking Act”), these measurement losses are merely of a temporary nature, provided that no counterparty defaults. They will be partially reversed in 2009 and in the following years in the form of measurement gains as a result of changes in market data or a reduction of remaining terms to maturity.

Net Income for the Year

The Group’s net income for 2008 amounted to €463.4 million (as compared with €51.0 million in 2007), representing a decline of €412.4 million against the previous year. The change in the operating result before profit or loss from fair value measurement and hedge accounting amounted to €56.4 million, while the earnings contribution from measurement was €356.1 million.

In accordance with the provision that the guarantee reserve (Deckungsrücklage) may not exceed 5% of the nominal amount of the covered bonds outstanding at any time pursuant to Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the decrease in the volume of the bonds subject to cover requirements resulted in a reduction of the guarantee reserve by €60.4 million (as compared with €40.0 million in 2007).

Subject to the resolutions yet to be made by the responsible corporate bodies, the Group intends to transfer the reduction in the carrying amount of the guarantee reserve of €60.4 million (as compared with €40.0 million in 2007) and an amount of €32.2 million (as compared with €31.5 million in 2007) from the Group’s net income for the year to the principal reserve (Hauptrücklage). It is planned to transfer €420.4 million (as compared with €9.0 million in 2007) from the Group’s remaining net income to other retained earnings. Groups

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net profit remaining after the transfer to reserves will amount to €10.75 million (as compared with €10.5 million in 2007).

Equity

Equity as reported on the balance sheet will amount to €2,056.5 million (as compared with €2,000.5 million in 2007) after the transfers to the principal reserve and the additions to other retained earnings. Equity can be broken down as follows:

	Dec. 31, 2008	Dec. 31, 2007
	€ million	€ million

Subscribed capital	135.0	135.0
Retained earnings	2,351.6	1,899.0
thereof: Principal reserve	409.9	317.3
thereof: Guarantee reserve	309.3	369.7
thereof: Other retained earnings	1,632.4	1,212.0
Revaluation reserve	-440.9	-44.0
Group's net profit	10.8	10.5

Total equity	2,056.5	2,000.5

Equity increased by €56.0 million compared to 2007. The large measurement gains of €261.7 million, which were transferred to other retained earnings, could not compensate for the decline in the revaluation reserve of €396.9 million. The negative development of the revaluation reserve is mainly attributable to the increase in the risk premiums included in the measurement of the securities portfolio.

Subordinated liabilities increased by €80.4 million on a net basis. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and do not provide for early termination or conversion.

The total capital ratio, calculated pursuant to Section 10 (1) of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung; SolvV), amounted to 19.3% as of December 31, 2008 (as compared with 16.5% in 2007), and thus continued to exceed the legal minimum requirements.

Risk Report

General Principles

Due to the business activity of the subsidiaries and the letter of comfort issued to LR Beteiligungsgesellschaft mbH, all material risks are concentrated in Rentenbank and are therefore managed by the bank. The subsidiaries are funded exclusively by means of Group resources.

The corporate objective of the Group, derived from the bank’s legal mandate, is the promotion of the agricultural sector, the food industry, and rural areas. The business activities of the Group are geared towards achieving this goal. It must be ensured that the Group is able to fulfill its promotional mandate at all times in the future.

For the purpose of achieving its corporate objective, the bank must also generate an adequate and, above all, consistent operating result in order to fulfill its mandate and to increase its own funds from the bank’s earnings because no other sources are available. The Group’s risk structure is essentially defined by the framework set by the Rentenbank Law and its Statutes.

Organization of Risk Management Processes

Risk Management

The bank’s Board of Managing Directors has the overall responsibility for risk management. It determines the bank’s overall risk strategy, taking into account the proposals of the cross-divisional Risk Management Committee, which consists of the organizational units. Risk management functions are also performed by the Treasury Department and the Department for Promotional Loan Business / Banks /

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Corporates. The Risk Manual provides a comprehensive overview of all business risks on the basis of risk management and controlling processes.

The inclusion of transactions in new products, business types, sales channels or new markets requires the adherence to a New Product Process (“NPP”). Within the scope of the NPP, the organizational units concerned analyze the risk level and the main consequences of these transactions for the Bank.

Risk Controlling

Risk controlling, which is part of the organizational unit of Accounting and Controlling, comprises the regular monitoring of the limits determined by the Board of Managing Directors as well as reporting on market price risks, operational risks, liquidity risks, and risk-bearing capacity; risk reporting is based on risk level and regulatory requirements. The Department for Promotional Loan Business / Banks / Corporates is responsible for monitoring credit risks. The Board of Managing Directors and the Advisory Board are informed about the overall risk situation at least quarterly. The instruments used for risk management and monitoring are subject to constant review and updates.

Internal Audit

The Internal Audit Department is an instrument of, and reports directly to, the Board of Managing Directors. Notwithstanding the Board of Managing Directors’ authority to issue instructions to cause additional reviews to be performed, the Internal Audit Department carries out its duties on its own and independently.

Based on a risk-based review planning, the Internal Audit Department generally reviews and assesses all activities and processes of the Group, including risk management and internal controlling system, on a risk-based and process-independent basis.

Risk-Bearing Capacity

An essential part of the risk management system is the definition and monitoring of risk limits, which are based on the bank’s risk-bearing capacity. The concept of risk-bearing capacity was developed in order to provide a statement on the risk situation that takes into account all material risks at Group level. It ensures that the risk-bearing capacity for credit, market price, liquidity, and operational risks is guaranteed at all times. Various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, liquidity, and operational risks with a portion of the aggregate risk cover.

The risk cover under IFRS, as defined by the degree of liquidation, was as follows as of December 31, 2008:

	Dec. 31, 2008	Dec. 31, 2007
	€ million	€ million

Available operating result	220.0	125.0
+ Retained earnings (other reserves)	5.0	40.0

= Risk cover 1	225.0	165.0

+ Retained earnings (other reserves)	1,627.4	1,172.0
+ Revaluation reserve	-440.9	-44.0

= Risk cover 2	1,411.5	1,293.0

+ Retained earnings (principal reserve, guarantee reserve)	719.2	687.0
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	1,214.7	1,134.3

= Risk cover 3	3,480.4	3,249.3

The allocated risk cover under IFRS for credit, market price, and operational risks corresponds to the global limits as approved by the Board of Managing Directors. No liquidity risks have been taken into account since the Group has sufficient cash funds and can obtain sufficient funds at any time on the money market or from the German central bank (Deutsche Bundesbank), among other things due to its triple A ratings.

Within the framework of the review of the risk-bearing capacity concept, risk cover 1 was adjusted as of December 31, 2008, to account for the current business development. The available operating result was

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increased to €220 million (as compared with €125 million in 2007), based on current business development. Risk cover 1 amounted to €225 million (as compared with €165 million in 2007). An amount of €203 million (as compared with €163 million in 2007) was allocated to the individual risk types as follows:

	Allocated risk cover

	Dec. 31, 2008		Dec. 31, 2007

	€ million	%	€ million	%

Credit risk	130.0	57.8	90.0	54.5
Market price risk	61.0	27.1	61.0	37.0
Operational risk	12.0	5.3	12.0	7.3
Total risk limit	203.0	90.2	163.0	98.8

Risk cover 1	225.0	100.0	165.0	100.0

In view of the persisting financial crisis, the Group intends to use an amount of €130 million (as compared with €90 million in 2007) from risk cover 1 to cover credit risks. It cannot be ruled out that additional information on the financial condition of the Group’s counterparties will become available in the course of 2009 which might have a negative effect on these counterparties’ credit quality and will lead to further rating migrations in fiscal year 2009.

The calculation of the potential utilization of the risk cover is based on two risk scenarios. In this context, certain changes according to predefined scenarios are applied to the underlying risk factors relating to the different risks.

Risk scenario 1 (standard scenario) describes negative changes in the relevant conditions that may lead to potential losses. These conditions comprise, among others, market price fluctuations, turmoil on the money and credit markets leading to an increase in the number of credit defaults, or the failure of the internal control system. The standard scenario takes into account the overall risk limit with respect to the calculation of the risk-bearing capacity. Apart from the above-mentioned conditions, risk scenario 2 (stress scenario) also reflects spread risks under extreme conditions. Risk cover 2 is used for the stress scenario.

Individual utilization by risk type in risk scenarios 1 and 2 is presented in the following table:

	Risk scenario 1				Risk scenario 2

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2008		Dec. 31, 2007

	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	66.6	84.7	35.4	60.8	159.7	38.8	41.4	14.4
Market price risk	6.3	8.0	17.4	29.9	12.6	3.1	24.3	8.5
Market price risk (spread risk)	—	—	—	—	227.8	55.3	210.8	73.3
Operational risk	5.7	7.3	5.4	9.3	11.4	2.8	10.9	3.8
Total risk exposure	78.6	100.0	58.2	100.0	411.5	100.0	287.4	100.0
Total risk limit	203.0		163.0		—		—
Utilization of total risk limit		38.7		35.7		—		—
Risk cover 1 and 2	225.0		165.0		1,411.5		1,293.0
Utilization of risk cover		34.9		35.3		29.2		22.2

Of the total risk exposure in risk scenario 1 and risk scenario 2, 85% and 39%, respectively, relate to credit risks as of December 31, 2008. Compared to December 31, 2007, the utilization of risk cover as a result of credit risks increased in spite of the reduction of activities with borrowers belonging to lower rating categories and a more conservative approach to new business.

Market price risks account for 8% and 58%, respectively, while operational risks account for 7% and 3%, respectively, of the total risk exposure of the Group. The total risk exposure assuming a standard scenario amounts to €78.6 million (as compared with €58.2 million in 2007) and to €411.5 million (as compared with €287.4 million in 2007), assuming a stress scenario.

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The overall risk limit is utilized at 39% (as compared with 36% in 2007) in the standard scenario. For risk cover 2, which is mainly composed of other retained earnings, the utilization is 29% (as compared with 22% in 2007). The increase compared to the prior year above all refers to the credit risk. In the fiscal year under review, the spread risks were included within the context of the stress scenario for the first time.

The results from the calculations of the risk-bearing capacity reflect the risk strategy, which is based on sustainability and stability.

Risk Categories – Individual Risks

Credit Risk

Definition

The granting of loans and the associated assessment and assumption of credit risk is an essential element of the Bank’s business activity.

Credit risk is defined as the risk of a potential loss as a result of default or a deterioration in the credit quality of business partners. The credit risk subsumes credit default risk, which comprises counterparty risk, issuer risk, country risk, and structural risk, as well as settlement and replacement risk.

Loans for the promotion of the agricultural sector, the food industry, and rural areas are generally granted only to banks in the Federal Republic of Germany or in another country of the European Union that are engaged in business with companies in the agricultural sector or the food industry and with companies offering related upstream or downstream activities as well as activities in rural areas. The program-based loans, which require particularly large promotional resources, are limited to Germany as an investment location. Accordingly, the lending business of Landwirtschaftliche Rentenbank is almost exclusively limited to the refinancing of banks and other interbank business. Instruments used are global loans, general refinancing facilities, and specific refinancing loans. The credit risk related to the ultimate borrower is borne by such borrower’s principal bank. Risks associated with the ultimate borrower are borne by Landwirtschaftliche Rentenbank only in the case of direct lending business (business with companies).

The range of promotional activities also comprises the possibility to provide equity capital to suitable companies in the food and agricultural industries. For this purpose, the bank has launched a private equity fund in the amount of € 100 million in order to support established companies by acquiring minority shareholdings.

The Treasury Department is responsible for new business with regard to standard promotional loans and securitized promotional lending as well as money market transactions and derivatives. Derivatives are only entered into for hedging purposes with counterparties from OECD and EU countries. New business is only conducted with business partners where we have concluded a collateral agreement.

Organization of the Transactions Subject to Credit Risk

The Board of Managing Directors defines the credit risk strategy on an annual basis and informs the Credit Committee, which is formed by the Advisory Board, about this strategy.

Credit risk monitoring and controlling is based on uniform principles and does not depend on the type of business from which these risks result. The related tasks are performed by the Board of Managing Directors and by the Department for Promotional Loan Business / Banks / Corporates. The Department for Promotional Loan Business / Banks / Corporates is responsible for establishing and implementing a uniform credit risk strategy and for controlling Rentenbank’s credit risks. This includes, among other things, analyzing credit risks, establishing internal rating categories, creating templates for credit approvals, issuing the back office (or risk management) vote (Marktfolge), and controlling credit risks. The Treasury Department represents the front office (or market unit) within the loan business workflow.

In accordance with the Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement or MaRisk), certain tasks have to be performed outside the front office. A number of these so-called back office functions are performed by the Department for Promotional Loan Business / Banks / Corporates. It issues the independent second vote for lending decisions, reviews certain collateral within the meaning of the MaRisk provisions, and is responsible for intensified loan management as well as for the

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management of non-performing loans. Any necessary measures are agreed upon in cooperation with the Board of Managing Directors. The department monitors credit risks on the level of the overall loan portfolio as well as on borrower unit level and is responsible for risk reporting with regard to credit risks. In addition, it is responsible for methodological development, quality assurance, and monitoring the procedures used to identify and quantify credit risk. The functional and organizational separation of risk controlling and the Department for Promotional Loan Business / Banks / Corporates from the Treasury Department guarantees independent risk assessment and monitoring. The management and monitoring of credit risks is performed for individual transactions at borrower level as well as at borrower unit level and the level of the overall loan portfolio. The overall loan portfolio is managed and monitored by breaking down the counterparty portfolio into its various features, with transactions having similar structures being summarized in several product groups.

Credit Assessment

The rating category of Rentenbank, which is determined on the basis of the bank-internal credit ranking and takes into consideration external ratings, is a key risk management instrument for credit risks, which are reflected in the limit system. In addition, current information concerning negative financial data or a deterioration of the economic perspectives of a business partner may initiate a review or an adjustment of the credit ranking as well as an adjustment of the limit.

The internal credit ranking is performed by the Department for Promotional Loan Business / Banks / Corporates, which represents the back office. Individual business partners or types of transactions are allocated to currently 12 rating categories using an internally determined procedure. LR Rating Category 1+ is the category with the highest credit quality, and LR Rating Category 5- is the category with the lowest credit quality. In addition, Rentenbank introduced the rating category 6+ for higher levels of risk and the rating category 6- for exposures that are highly likely to default or exposures already in default. The credit ranking is carried out at least once per year within the context of the review of the counterparties’ financial situation, based on annual financial statements or annual reports. The analysis also takes into account key performance indicators, so-called soft facts, the background of the company, and additional supporting data such as membership in a protection scheme or liability mechanisms provided by the government. If available, the credit ratings of the external rating agencies Standard & Poor’s, Moody’s, and Fitch are used to determine credit rankings. Specific business types such as accepting covered bonds (Pfandbriefe) are classified into a specific rating category. In addition, country risks are evaluated separately as a structural risk relevant to Rentenbank. The internal credit ranking procedure is continuously developed and monitored annually.

The consequences of the international financial crisis are reflected in the changes of the credit quality of the Group's counterparties. Various counterparties received a 6+ rating for the first time and the related exposures were considered to have a high level of risk. In spite of several downgrades in response to the large amounts of write-downs required to be recognized by the Group’s counterparties, average credit quality of the Group’s overall loan portfolio can still be classified as “good”.

Quantification of Credit Risk

To ensure the good credit quality of the overall loan portfolio, the Group uses adequate securitization instruments that focus on the credit risk strategy in connection with the risk-bearing capacity concept.

The internal rating category system forms the basis of calculation for measuring potential credit default risks with the help of statistical procedures. In order to determine the cumulative potential default, historical probabilities of default as published by the rating agencies Standard & Poor’s and Moody’s are used. The historical probabilities of default in the Group cannot be taken due to the negligible number of defaults in the decades before the current financial crisis. The calculations are made at the end of each quarter. In order to assess credit risks, a standard scenario (annual, cumulative, potential default related to utilization) is supplemented by stress scenarios (annual, cumulative, potential default related to limits, assuming deteriorations of credit quality as well as increased probabilities of default). In accordance with the risk-bearing capacity concept as set out in the Risk Manual, credit risks are allocated a certain portion of the risk cover. During the year under review, internally established limits were monitored daily to ensure compliance at all times.

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Limitation and Reporting

Risk assumption and risk limitation are key elements of the management of credit risk. Risk limitation ensures that the risk actually assumed is in line with the risk strategy determined in the Risk Manual and the Group’s risk-bearing capacity. Within this context, limitation is made both at borrower level and at borrower unit level as well as at the level of the overall loan portfolio. The basis for limitation is the credit risk strategy, from which consistent sub-limits are derived.

Based on the proportion of the risk cover made available for credit risks as determined in the Risk Manual (risk-bearing capacity concept), an overall upper limit is calculated for all counterparty limits using statistical methods. In addition, country-based credit and transfer limits, an overall upper limit for securitized promotional lending as well as upper limits for unsecured facilities for each rating category have been established.

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers, and counterparties and sub-divided into groups by products and maturities. The internal credit ranking procedure represents the central basis for decisions related to the definition of limits. The restriction of the total number of limits granted to a particular business partner is determined on the basis of various internal upper grid limits, depending on the financial position of such business partner. In addition, an overall upper limit has been established, the utilization of which is determined depending on the individual types of business transactions. Furthermore a certain minimum credit quality is required for particular types of business.

The limits granted are monitored on a daily basis, with the back office. The utilization of the limits granted within the context of money market and promotional loan transactions is measured on the basis of the relevant carrying amounts. For securitized promotional lending, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values, taking into account collateral provided, if any. The responsible member of the Board of Managing Directors receives a daily report on the risk-relevant limits as well as their utilization. The Board of Managing Directors is informed promptly if limits are exceeded.

The Bank has concluded collateral agreements with the majority of counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The collateral agreements reduce the utilization of the limits, the cover requirements for credit risks, and the utilization of the limits for large loan exposures (Großkredite).

At the end of each quarter, a credit risk report is prepared by the Credit Risk Management desk, which is part of the Department for Promotional Loan Business / Banks / Corporates (Back Office) (Marktfolge). The report is submitted to the Board of Managing Directors and to the Credit Committee established by the Advisory Board and complies with MaRisk requirements. This report includes, among other things, quantitative and qualitative information about the performance of the overall loan portfolio, which is monitored on the basis of structural features such as rating categories, collateral, size classes, and maturities. In addition, the report includes statements on the extent of limits granted internally, new business development, foreign promotional business, direct lending business and equity investments, new products, new markets, new sales channels, new countries, and large loan exposures. Comparisons with prior years, changes and comments to these changes, and the performance of counterparties that are subject to special monitoring measures or with potential risk are also included in the report.

Current Risk Situation

The figures presented to illustrate the current risk situation relate to the gross carrying amount in accordance with IFRS 7.B9, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Irrevocable loan commitments in the amount of €1,080.3 million (as compared to €1,120.0 million in 2007) are recognized at their nominal amounts.

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Gross Lending Volume

	Loans and advances		Loans and advances
	to banks		to customers		Derivatives		Financial Investments

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	53,617.8	60,075.9	7,043.0	2,393.9	2,894.3	1,192.4	27,543.8	25,999.5

Cash collateral	0.0	0.0	0.0	0.0	203.3	49.4	0.0	0.0
Covered bonds (Pfandbriefe)	939.9	1,120.3	0.0	0.0	0.0	0.0	480.7	449.8
Public-sector covered bonds
(Öffentliche Pfandbriefe)	434.3	692.9	0.0	0.0	0.0	0.0	814.4	1,131.9
State guarantee
(Gewährträgerhaftung)	10,061.6	9,238.1	5,270.5	1,123.1	0.0	0.0	4,901.0	4,728.5
Covered, securitized
promotional lending	157.3	332.0	21.2	39.7	0.0	0.0	3,964.8	2,447.2
Securitized money market
funding	923.4	0.0	0.0	0.0	0.0		0.0	0.0
Assignment of claims	11,664.1	11,016.5	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	29,437.2	37,676.1	1,751.3	1,231.1	2,691.0	1,143.0	17,382.9	17,242.1

The net lending volume represents the unsecuritized portion of the relevant balance sheet item.

The following tables present the credit risk exposures separately by region, currency, sectors, and maturities, without taking into account credit risk mitigation techniques.

Risk Concentration by Country

December 31, 2008

	Loans and advances		Loans and advances
	to banks		to customers		Derivatives		Financial investment

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	38,781.0	72.4	0.0	0.0	318.2	11.0	8,343.1	30.3
Other EU countries	14,821.4	27.6	0.0	0.0	1,811.6	62.6	18,634.4	67.6
OECD countries	15.4	0.0	0.0	0.0	327.9	11.3	107.4	0.4
Total banks	53,617.8	100.0	0.0	0.0	2,457.7	84.9	27,084.9	98.3
Other counterparties
Germany	0.0	0.0	6,950.7	98.7	0.0	0.0	57.8	0.2
Other EU countries	0.0	0.0	92.3	1.3	356.1	12.3	401.1	1.5
OECD countries	0.0	0.0	0.0	0.0	80.5	2.8	0.0	0.0
Total other counterparties	0.0	0.0	7,043.0	100.0	436.6	15.1	458.9	1.7

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

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December 31, 2007

	Loans and advances		Loans and advances
	to banks		to customers		Derivatives		Financial investment

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	37,282.4	62.1	0.0	0.0	589.6	49.5	9,132.0	35.1
Other EU countries	22,612.8	37.6	0.0	0.0	515.1	43.2	16,150.0	62.1
OECD countries	180.7	0.3	0.0	0.0	36.6	3.1	133.7	0.5
Total banks	60,075.9	100.0	0.0	0.0	1,141.3	95.8	25,415.7	97.7
Other counterparties
Germany	0.0	0.0	2,087.1	87.2	0.0	0.0	-36.7	-0.1
Other EU countries	0.0	0.0	0.1	0.0	26.8	2.2	620.5	2.4
OECD countries	0.0	0.0	306.8	12.8	24.3	2.0	0.0	0.0
Total other counterparties	0.0	0.0	2,394.0	100.0	51.1	4.2	583.8	2.3

Total	60,075.9	100.0	2,393.9	100.0	1,192.4	100.0	25,999.5	100.0

Risk Concentration by Currency

December 31, 2008

	Loans and advances		Loans and advances
	to banks		to customers		Derivatives		Financial investment

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	53,391.9	99.6	7,043.0	100.0	-14,189.6	-490,2	26,597.0	96.6
CAD	0.0	0.0	0.0	0.0	47.4	1.6	38.3	0.1
JPY	73.7	0.1	0.0	0.0	2,788.0	96.3	520.1	1.9
USD	0.1	0.0	0.0	0.0	12,937.8	447.1	94.8	0.3
AUD	0.0	0.0	0.0	0.0	229.2	7.9	0.0	0.0
GBP	34.2	0.1	0.0	0.0	-60.0	-2.1	212.2	0.8
CHF	40.5	0.1	0.0	0.0	1,126.0	38.9	33.5	0.1
Other currencies	77.4	0.1	0.0	0.0	15.0	0.5	47.9	0.2

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

December 31, 2007

	Loans and advances		Loans and advances
	to banks		to customers		Derivatives		Financial investment

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	59,846.0	99.6	2,393.9	100.0	-2,599.4	-218.0	24,969.2	96.0
CAD	0.0	0.0	0.0	0.0	1,256.9	105.4	42.2	0.2
JPY	59.8	0.1	0.0	0.0	460.4	38.6	492.2	1.9
USD	0.1	0.0	0.0	0.0	895.4	75.1	61.0	0.2
AUD	0.0	0.0	0.0	0.0	487.8	40.9	0.0	0.0
GBP	44.3	0.1	0.0	0.0	2.2	0.2	319.0	1.2
CHF	36.2	0.1	0.0	0.0	156.1	13.1	43.3	0.2
Other currencies	89.5	0.1	0.0	0.0	533.0	44.7	72.6	0.3

Total	60,075.9	100.0	2,393.9	100.0	1,192.4	100.0	25,999.5	100.0

The changes between the currencies compared to the prior year are mainly influenced by the individual components of the cross-currency swaps. The positive fair values of derivative financial instruments have been allocated to the asset side of the balance sheet, based on their fair value. Substantial changes to risk concentrations might occur if the fair value of an item changes from positive to negative, or vice versa.

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Group of Institutions
December 31, 2008

	Loans and advances		Loans and advances
	to banks		to customers		Derivatives		Financial investment

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	10,223.3	19.1	0.0	0.0	281.1	9.7	3,289.2	11.9
Foreign banks	14,836.8	27.7	0.0	0.0	2,139.4	73.9	18,741.8	68.0
Public-sector banks	23,293.8	43.4	0.0	0.0	27.6	1.0	4,725.8	17.2
Cooperative banks	5,263.9	9.8	0.0	0.0	9.6	0.3	328.1	1.2
Non-banks	0.0	0.0	7,043.0	100.0	436.6	15.1	458.9	1.7

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

December 31, 2007

	Loans and advances		Loans and advances
	to banks		to customers		Derivatives		Financial investment

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	11,883.4	19.8	0.0	0.0	461.7	38.7	3,795.2	14.6
Foreign banks	22,793.5	38.0	0.0	0.0	551.7	46.3	16,283.7	62.7
Public-sector banks	19,966.1	33.2	0.0	0.0	114.3	9.6	4,895.2	18.8
Cooperative banks	5,432.9	9.0	0.0	0.0	13.6	1.1	441.6	1.7
Non-banks	0.0	0.0	2,394.0	100.0	51.1	4.3	583.8	2.2

Total	60,075.9	100.0	2,394.0	100.0	1,192.4	100.0	25,999.5	100.0

Remaining Terms to Maturity

	Dec. 31, 2008 € million	Dec. 31, 2007 € million	Change in € million

Assets
Loans and advances to banks
up to 3 months	8,032	11,874	-3,842
more than 3 months to 1 year	9,848	16,625	-6,777
more than 1 year to 5 years	17,483	16,386	1,097
more than 5 years	18,008	16,289	1,719
Loans and advances to customers
up to 3 months	6,800	2,321	4,479
more than 3 months to 1 year	22	2	20
more than 1 year to 5 years	212	56	156
more than 5 years	3	1	2
Positive fair values of derivate financial instruments
up to 3 months	55	375	-320
more than 3 months to 1 year	43	6	37
more than 1 year to 5 years	570	125	445
more than 5 years	100	-18	118
Financial investments
up to 3 months	3,154	1,149	2,005
more than 3 months to 1 year	3,300	3,011	289
more than 1 year to 5 years	15,228	14,641	587
more than 5 years	6,229	7,258	-1,029

The amounts stated in the table represent the contractually agreed cash flows, rather than the partially discounted cash flows. Such undiscounted cash flows may differ from the amount reported in the balance sheet because the latter is partially based on discounted cash flows. Contingent liabilities are included in the items “loans and advances to banks” and “loans and advances to customers.”

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Risk-Weighted Assets by Rating Category (in € million)
December 31, 2008

			Rating categories**
		Measurement
		method*	1	2	3	4	5	6	Total

		Amortized cost	170.4	50.1	320.5	10.2	5.6	0.0	556.8
Loans and advances to banks	Special loans	Fair Value	3,663.2	2,030.3	8,373.6	242.7	1,095.0	0.0	15,404.8
		Amortized cost	1,224.1	1,466.4	1,238.1	295.5	52.7	250.1	4,526.9
	Other	Fair Value	2,747.1	14,048.9	13,459.5	2,026.4	100.3	747.1	33,129.3
Loans and advances to customers		Amortized cost	2,225.7	1.9	108.3	5.3	0.0	0.0	2,341.2
		Fair Value	4,696.8	0.0	0.0	5.0	0.0	0.0	4,701.8
Derivatives		Fair Value	161.5	1,427.4	1,084.8	149.1	55.9	15.6	2,894.3
		Amortized cost	675.1	1,383.8	2,543.1	480.9	51.3	304.8	5,439.0
Financial investments		Fair Value	8,618.3	7,779,2	4,646.5	874.8	20.6	165.4	22,104.8

Total			24,182.2	28,188.0	31,774.4	4,089.9	1,381.4	1,483.0	91,098.9

December 31, 2007

			Rating categories**
		Measurement
		method*	1	2	3	4	5	6	Total

Loans and advances to banks	Special loans	Amortized cost	163.5	173.5	240.5	20.8	0.0	0.0	598.3
		Fair Value	2,334.0	2,668.9	7,264.1	175.5	0.4	0.8	12,443.7
	Other	Amortized cost	1,421.4	1,768.2	1,657.0	278.8	0.0	191.1	5,316.5
		Fair Value	4,611.9	17,872.1	17,090.3	1,936.8	0.0	206.3	41,717.4
Loans and advances to customers		Amortized cost	2,320.1	3.3	31.0	9.0	0.0	0.0	2,363.4
		Fair Value	30.5	0.0	0.0	0.0	0.0	0.0	30.5
Derivatives		Fair Value	149.1	783.7	194.7	64.9	0.0	0.0	1,192.4
		Amortized cost	353.5	0.0	212.2	0.0	0.0	0.0	565.7
Financial investments		Fair Value	7,038.0	11,043.5	6,622.7	357.2	38.8	333.6	25,433.8

Total			18,422.0	34,313.2	33,312.5	2,843.0	39.2	731.8	89,661.7

*	Amortized cost = Measurement categories “loans and receivables" and "held to maturity"
Fair Value = Hedge accounting as well as measurement categories "held for trading," "designated as at fair value," and "available for sale"
**	Within the framework of the internal credit ranking procedure, individual business partners or types of transactions are allocated to six aggregated rating categories using an internally determined procedure. Rating category 1 is the category with the highest credit quality, and rating category 5 is the category with the lowest credit quality. Only transactions belonging to one of those categories may be entered into. In addition, the bank introduced the rating category 6 for exposures with a high level of risk and for exposures already in default.

(The rating categories belonging to one particular grade are summarized in the tables.)

Comparison of the Internal Rating Categories with The Average External Ratings of the Agencies Standard & Poor’s, Moody’s, And Fitch (In € Million)

December 31, 2008

External Rating Category
Internal							Without
Rating	1	2	3	4	5	6	external
category	AAA to AA+	AA to AA-	A+ to A	A- to BBB+	BBB to BBB-	B to DDD	rating	Total

1	15,790.3	0.0	0.0	0.0	0.0	0.0	8,391.9	24,182.2
2	3,474.6	14,764.7	48.2	0.0	0.0	0.0	9,900.5	28,188.0
3	0.0	6,672.2	21,467.4	696.3	0.0	0.0	2,938.5	31,774.4
4	0.0	0.0	1,257.3	2,119.0	0.0	0.0	713.6	4,089.9
5	0.0	0.0	308.5	94.4	0.0	0.0	978.5	1,381.4
6	0.0	0.0	478.8	238.7	493.4	0.0	272.1	1,483.0

Total	19,264.9	21,436.9	23,560.2	3,148.4	493.4	0.0	23,195.1	91,098.9

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December 31, 2007

External Rating Category
Internal							Without
rating	1	2	3	4	5	6	external
category	AAA to AA+	AA to AA-	A+ to A	A- to BBB+	BBB to BBB-	B to DDD	rating	Total

1	16,243.0	0.0	0.0	0.0	0.0	0.0	2,179.0	18,422.0
2	7,265.5	20,879.2	289.2	0.0	0.0	0.0	5,879.3	34,313.2
3	0.0	3,238.4	23,237.3	403.8	0.0	0.0	6,433.0	33,312.5
4	0.0	0.0	299.1	2,050.3	2.3	0.0	491.3	2,843.0
5	0.0	0.0	0.0	0.0	38.8	0.0	0.4	39.2
6	0.0	0.0	730.9	0.0	0.0	0.0	0.9	731.8

Total	23,508.5	24,117.6	24,556.5	2,454.1	41.1	0.0	14,983.9	89,661.7

(The rating categories belonging to one particular grade are summarized in the tables.)

Provisions for Losses on Loans And Advances

If exposures are at risk of default, the bank recognizes provisions for losses on loans and advances. Currently, the bank does not have any exposures in its portfolio for which specific or general provisions have been recognized. In fiscal year 2008, two items of loans and advances to banks as well as an equity investment in a company of the banking and insurance sector had to be written off.

Standard Scenarios

The basis for the calculations to measure potential credit defaults under the standard scenario is the annual potential default related to utilization. As of December 31, 2008, the cumulative potential default amounted to €66.6 million (as compared with €35.4 million in 2007). The average potential default in fiscal year 2008 amounted to €46.2 million (as compared with €14.3 million in 2007). In relation to the allocated risk cover for credit risks, the average potential default amounted to 38.8% as of December 31, 2008 (as compared with 11.0% in 2007; this figure is calculated based on the risk cover as of December 31, 2008, for comparative purposes). The highest utilization, which also corresponds to the utilization as of the balance sheet date, amounted to €66.6 million (as compared with €35.4 million in 2007) and is below the limit approved by the Board of Managing Directors for the standard scenario of €130 million. The lowest utilization was €31.1 million (as compared with €6.8 million in 2007).

Stress Scenarios

In a first stress scenario, the annual potential default is calculated initially related to the utilization plus the drawdown on all internally granted limits. As of December 31, 2008, the cumulative potential default under this stress scenario amounted to €79.9 million (as compared with €41.4 million in 2007). In the second half of 2008, two further scenarios under the stress scenario were performed. Under these additional scenarios, the annual potential default was assumed related to the utilization plus the drawdown of all internally granted limits and a doubling of the probabilities of default or a negative development of the credit ranking, respectively. The maximum value of the three stress scenarios for the annual potential default amounts to €159.7 million as of December 31, 2008.

Market Price Risk

Definition

Market price risk arises in the form of interest rate risks, foreign exchange risks, and other price risks. Interest rate risks comprise risks from the widening of risk premiums (spread risks). It takes into account potential losses related to items held in the bank’s portfolio as a result of changing market prices.

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Organization of the Transactions subject to Market Price Risk

The bank, as a sub-entity of the Group, does not maintain a trading book within the meaning of Section 2 (11) of the German Banking Act. Open positions from transactions in the banking book are only entered into to a very limited degree.

The objective of risk management is the identification, qualitative assessment, and controlling of market price risks. Risk controlling focuses on quantifying market price risk, monitoring limits, reporting and controlling.

Quantification of Market Price Risks

The Group limits interest rate risk by refinancing assets recognized in the balance sheets through liabilities recognized in the balance sheet with matching maturities and by using derivatives to account for any maturity mismatches. Derivatives are generally entered into for hedging purposes on the basis of micro or macro hedge relationships.

Profit or losses from maturity transformation are realized from short-term cash deposits and refinancing and, to a lesser extent, from securities transactions and the lending business.

Within the context of monitoring interest rate risks on the level of the entire bank, the bank determines, on a daily basis, present value sensitivities for all transactions subject to interest rate risks of the “Promotional Business” and “Treasury Management” segments and additionally measures, on a quarterly basis, interest rate risks for all open positions of the bank exposed to such interest rate risks using a present-value-based model. This analysis examines the effects of changes in market interest rates as of a particular date on the visible net income contributions for all future periods by closing all open fixed-interest positions. Finally, the risk exposures determined for different interest rate change scenarios are analyzed in relation to regulatory equity in accordance with Section 10 of the German Banking Act.

Changes in spreads have a direct effect on the measurement of existing positions and influence the risk cover. The future effects of spread risks on profit or loss are simulated using scenario analyses and are covered with risk cover within the scope of the risk-bearing capacity analysis.

The Group’s general policy is to eliminate foreign currency risks and other price risks by means of hedging transactions. Open currency positions mainly result from fractional amounts from settlement, but only to a very limited extent. There is no significant risk for any currency.

The risk cover allocated for market price risk corresponds to the risk limit of €61 million, which can be broken down as follows.

Limit
€ million
Money market funding	30.0
Promotional lending	31.0

Total	61.0

Standard Scenarios

For all open transactions subject to interest rate risks related to the items “money market funding” and “promotional lending,” the sensitivity of the present value is calculated each day, assuming a positive parallel shift of the interest rate curves by 100 basis points (Bp). The sensitivity of the present value is calculated separately for the items “money market funding” and “promotional lending” and is limited for each item (see table).

Stress Scenarios

In order to estimate risks from extreme market developments, we regularly calculate additional scenarios of interest rate changes individually for the items “money market funding” and “promotional lending.” Apart from a further shift in the valuation curve, we also consider scenarios such as steeper and flatter curves in

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our analysis. The future risk premiums and risk discounts on the interbank market are simulated for the item “money market funding.” An increase in costs for the swap of liquidity in different currencies in the derivatives market is also part of the calculation.

Value-at-Risk (VaR)

A risk indicator is calculated daily for the “money market funding” on the basis of a VaR analysis in accordance with the variance/co-variance approach. The indicator shows the maximum loss from market-related developments assuming a holding period of one day and a prediction accuracy of 99%. The key risk factors for “money market funding” are euro interest rates. The value of the portfolio is determined by the interest rate curve for interbank loans (EURIBOR) and the interest rate curve for derivatives (EONIA). In addition to these interest rate curves, the corresponding volatilities of interest rates and correlations between the interest rates are also taken into account for the VaR calculation. These data are determined using a weighted 250 day history.

Limitation and Reporting

The interest-rate risks from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. Sensitivity-, scenario- and VaR-analyses as well as back-testing processes are part of risk management and risk controlling. The Advisory Board is informed about the results of the risk analyses on a quarterly basis.

Back Testing

The scenarios in the “money market funding” and “promotional lending” are regularly validated using historical interest rate trends. To do so, risk-based thresholds are compared with changes in the interest rate curves for short-term interbank loans (EURIBOR) and derivatives (EONIA) as well as long-term swap rates occurring within 10, 20, and 30 days.

The quality of the VaR model is reviewed daily using a back testing procedure. For this purpose, the daily results arising from the market trend observed on the following day are compared with the forecasted VaR indicator, under the assumption of unchanged positions.

The results from the daily scenario analyses for monitoring interest rate risks on the level of the entire bank are validated on a quarterly basis using a present-value-based model.

Current Risk Situation

Standard Scenarios

For all open transactions subject to interest rate risks related to the items “promotional lending” and “money market funding,” the sensitivity of the present value is calculated each day, assuming a positive parallel shift of the interest rate curves by 100 basis points.

As of December 31, 2008, the amount included as risk cover for the market price risk in the “money market funding” and “promotional lending” segments was €6.3 million (as compared with €17.4 million in 2007). The average limit utilization in fiscal year 2008 amounted to €17.8 million (as compared with €17.1 million in 2007). This corresponds to an average utilization of 29% (as compared with 28% in 2007). The maximum utilization resulted in a risk of €31.9 million (as compared with €33.8 million in 2007), while the lowest utilization amounted to €1.7 million (as compared with €0.3 million in 2007) in the year under review. Limits were not exceeded in 2008.

Stress Scenarios

As of December 31, 2008, the scenario analysis (positive shift of 50 Bp at the short end and 150 Bp at the long end) in the “money market funding” resulted in a reward of €0.1 million (as compared with risk of €20.5 million in 2007). In another scenario, the risk amounted to €5.5 million (as compared with €10.3 million in 2007) (positive shift of 150 Bp at the short end and 50 Bp at the long end). In the “lending business”, which is, together with the securities business, part of the “promotional lending”, the amount included as risk cover for market price risk based on the scenario analysis (positive shift of 200 Bp) was €7.1 million (as compared with

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€3.7 million in 2007). In the securities business, the amount included as risk cover for market price risks based on the scenario analysis (positive shift of 150 Bp for maturities of up to 90 days, 100 Bp for maturities of up to five years, and 50 Bp for maturities of up to ten years) was €0.05 million (as compared with €0.1 million in 2007).

A variation of 20 Bp is assumed under the scenario for risk premiums (spread risks) in the “money market funding,” which is equivalent to a downshift of the derivatives curve (EONIA) of 10 Bp and an upshift of the interbank credit curve (EURIBOR) of 10 Bp. The resulting risk amounts to €3.2 million (as compared with €9.6 million in 2007).

The costs for the swap of liquidity in various currencies in the derivatives market will increase under the scenario by 20 Bp. The risk (spread risk) of the derivatives portfolio amounts to €224.6 million (as compared with €201.2 million in 2007).

Value-at-Risk (VaR)

The indicator shows the maximum loss from market-related developments assuming a holding period of one day and a prediction accuracy of 99%. The VaR was calculated at €1.7 million (as compared with €3.4 million in 2007) as of December 31, 2008.

Interest Rate Risk at the Level of the Entire Bank

The quarterly analysis examines the effects of changes in market interest rates as of a particular date, on the visible net income contributions for all future periods by closing all open fixed-interest positions. The calculation of the present value does not take into account items that are not subject to interest rate risks, such as “valuation allowances,” “equity investments,” “non-current assets held for sale,“ “investment property,” “property and equipment,” “intangible assets,” “current income tax assets,” “other assets,” “provisions,” “other liabilities,“ and “equity.” An interest rate shock of -100 Bp would lead to a decline in value of €5.4 million. The analysis also includes the sudden and unexpected interest rate changes as prescribed by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; BaFin) of currently +130 Bp (€+6.3 million) and -190 Bp (€ -10.7 million). In addition, the bank prepares further scenario calculations.

Finally, the risk exposures determined for different interest rate change scenarios are analyzed in relation to regulatory equity in accordance with Section 10 of the German Banking Act. This does not result in any material capital charges.

Liquidity Risk

Definition

Liquidity risk is the risk of being unable to meet current or future payment obligations without restrictions or of being unable to raise the required funds under the expected terms and conditions.

Controlling and Monitoring

The liquidity risks of the bank are monitored daily using a limit for cash balances set by the Board of Managing Directors and are reported to the responsible departments. In order to limit the short-term liquidity risks, negative cash balances must remain within the limits of the relevant freely available collateral which is eligible for refinancing for a period of up to one year. For the purpose of monitoring medium and long-term liquidity, the scheduled maturities are presented for the following 15 years on a quarterly basis.

Stress Scenarios

Stress scenarios are intended to examine the effects of unexpected events on the bank’s cash position. The liquidity scenarios are an integral part of the internal controlling model. They are calculated and monitored on a monthly basis. The scenario analyses take into account either a price decline in securities belonging to the liquidity reserve, a simultaneous drawdown of all irrevocable loan commitments, or default by a major borrower in the sense of performance risks.

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The scenarios are regularly reviewed with respect to their significance for the bank and their presentation within the scope of strategic liquidity management.

Liquidity Ratio pursuant to the German Liquidity Regulation

Pursuant to the regulatory requirements (German Liquidity Regulation; Liquiditätsverordnung), weighted cash is compared with the weighted payment obligations for the same payment period on a daily basis. The ratios are then extrapolated to encompass the due dates to be observed for reporting purposes. In the 2008 reporting year, the monthly reported liquidity ratio for the period of up to 30 days was between 1.59 and 2.90 (as compared with 1.48 and 2.21, respectively, in 2007) and was thus significantly above the 1.0 ratio defined by regulatory requirements.

Reporting

The analysis of short-term liquidity, the scenario analyses, and the reporting of long-term liquidity were combined in a liquidity risk report. The Board of Managing Directors receives monthly information within the scope of the liquidity risk report. The Advisory Board is informed about the results of the risk analyses on a quarterly basis.

Current Risk Situation

Instruments available for managing the short-term liquidity position are interbank funds, ECP issues, and open-market transactions with the Deutsche Bundesbank. In fiscal year 2008, we entered into money market transaction covered by securities for the first time. This means that an additional refinancing instrument is used at the interbank market for securitized instruments. The bank’s triple A ratings along with its short-term refinancing possibilities on the money and capital markets indicate that in efficient markets, the liquidity risk is manageable in the event principal and interest payments are not made when due. In case of a market disruption, liquidity may be raised in the amount of the freely available collateral which always exceeds the bank’s liquidity requirements for a period of up to one year. As a result of the persisting crisis in the financial markets, the bank reduced the utilization of the short-term liquidity limit in 2008.

Stress Scenarios

Rentenbank performs scenario analyses, where the liquidity requirement resulting from the scenarios is added to already known cash flows in order to examine the effects on the solvency of the bank. As in the prior year, the results of the scenario analyses demonstrate as of the balance sheet date that the Group will be able to meet its payment obligations at all times without restrictions.

Operational Risk

Definition

Operational risk refers to risks arising from non-working or defective systems or processes, human failure or external events. Operational risk primarily includes legal risks, outsourcing risks, operating risks, and event or environmental risks, but does not comprise strategic risks, business risks, and reputational risks.

Organizational Structure of Operational Risk

The general framework for managing and controlling operational risk governs the procedures to be followed for handling operational risk at the bank.

The Group manages operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and qualified personnel. An emergency manual describes the procedures to be followed for disaster prevention measures and in case of an actual disaster event. Further emergency plans govern the procedures to be used for potential business disruptions. Legal risks from business transactions are reduced, insofar as possible, by using standardized contracts. The legal department is consulted at an early stage regarding decisions that could result in legal obligations or benefits for the bank.

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Quantification of Operational Risk

Operational risks are quantified within the scope of the risk-bearing capacity concept using a process based on the basic indicator approach according to the Solvency Regulation.

Incident Reporting Data Base

All incidents of the bank are systematically collected and analyzed in an incident reporting database. All current incidents and near-incidents are recorded on a decentralized basis by the relevant operational risk officers. The management of operational risks is performed in the individual business areas. This means that the measures to prevent and limit risks are primarily the responsibility of the organizational units. The analysis and aggregation of incidents as well as the methodological development of the instruments used is part of risk controlling.

Self Assessment

The bank regularly carries out self-assessment procedures. The goal of such self assessment is to make use of knowledge to identify and evaluate risks in the business units in which these risks materialize. Workshops are held in which potential operational risk scenarios for material business processes are identified, based on a company-wide process map, and then assessed with respect to amount and frequency of incidents. Depending on the risk assessment, additional preventive measures are taken to reduce operational risk.

Self assessments are planned to be carried out for all the material business processes of the bank in 2009 (i.e., use of this instrument to cover operational risks will be further expanded).

Reporting and Limitation of Operational Risk

The utilization of operational risk in standard scenarios amounts to €5.7 million (48%) as of the reporting date. Reports are prepared on a quarterly basis and submitted to the Risk Management Committee, the Board of Managing Directors, and the Advisory Board.

Current Risk Situation

No significant single losses (more than €5 thousand) resulting from operational risks occurred in fiscal year 2008.

Outlook

At the beginning of 2009, the most important industrialized nations, including Germany, faced a continuing economic downswing. International trade, capital expenditures, and industrial production are expected to decline further on a global basis as unemployment rises. Germany, as an export-oriented economy, will be particularly impacted by this trend. A decline of the gross domestic product (GDP) by more than 2% can no longer be ruled out. The economy is not expected to recover until year-end or even 2010.

The recession trends of the global economy might be mitigated by the steep decline in prices for raw materials, especially crude oil, as this decrease will result in a reduction of costs for companies and an increase in purchasing power of consumers. Higher government spending in connection with the comprehensive economic aid packages in the billions of dollars introduced in many countries will have a similar effect. The probability of a broad-based price decline continuing over a longer period of time (deflation) is currently considered low since monetary easing and significantly increased government spending rather mitigate the risk of deflation, just like wages and salaries, which normally tend to not be revised downwards in the majority of industrialized nations.

The most important international central banks have implemented substantial interest rate cuts to the extent that, at the moment, there is not much scope for any further interest rate policy measures. Due to the persisting strong monetary easing, long-term interest rates will only have little upside potential. It remains to be seen to what extent strongly rising government debt leads to an increase in interest rates, and whether monetary policy measures will also result in an increase in interest rates in the medium term. Finally, the development of short-term interest rates depends on whether the confidence between banks and, consequently, the interbank market business will return to normal levels.

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In spite of this challenging background, Rentenbank believes that it has a solid foundation for the further development of its promotional business thanks to its solid business structure in connection with its triple A ratings.

In order to project the future financial position and performance, we have prepared comprehensive annual and 3-year plans. The plans consist of forecasts related to the Group’s financial position, financial performance, and costs including cost budgets and simulations. Unlike the 3-year plans, the annual plan examines in greater detail individual factors.

Current planning is based on the assumption that new business volume will decline in fiscal years 2009 and 2010 with respect to both the promotional loan business and refinancing of the Group as a result of the limit reductions. Financial performance planning assumes stable earnings trends in all segments, albeit below the level of the exceptionally good 2008 fiscal year. This includes both net interest income and operating result before the result from fair value measurement and hedge accounting and before taxes. The level of net income for the year will be influenced by the performance of market parameters and measurement gains or losses. The credit spreads have continued to widen in the first months of the year so that we expect further charges for the loan portfolio.

Within the scope of the cost planning for the years 2009 and 2010, we took into account future capital expenditures, among other things, due to regulatory requirements as well as strategic and operational development measures. Despite rigorous cost management, we expect costs to increase in all areas.

The promotional business again showed dynamic momentum in the first two months of the current fiscal year. The Group believes that it will reach in 2009 the medium and long-term “promotional lending” volumes of 2008, provided general market conditions will stay the same.

In the first weeks of fiscal year 2009, net interest income exceeded the prior-year level. For the full fiscal year 2009, we anticipate a satisfying earnings trend, which will enable the Group to account for all identifiable risks as well as to further increase the bank’s capital base and to extend promotional loans at low interest rates in the prior year’s amount.

Report on Events after the Balance Sheet Date

There were no events of material importance after the end of the fiscal year 2008.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement (IFRS) for the period from January 1 to December 31, 2008
		For the year ended	For the year ended
		December 31, 2008	December 31, 2007
	Notes	€ million	€ million

Interest income		4,678.1	4,805.8
Interest expense		4,327.4	4,606.0

Net interest income	29	350.7	199.8
Provision for loan losses/promotional contribution	12,30	58.2	17.4
thereof recognition for special loan programs		57.2	45.5
thereof amortization for special loan programs		34.2	27.9

Net interest income after provision for loan losses/promotional contribution		292.5	182.4
Fee and commission income		1.3	1.0
Fee and commission expenses		2.2	2.0

Net fee and commission income	31	-0.9	-1.0
Net trading result	32	0.0	0.0
Net result from financial investments	33	-48.4	1.4
Administrative expenses	34	42.4	39.0
Net other operating result	35	1.5	2.1
Result from fair value measurement and from hedge accounting	36	261.7	-94.4
Taxes	37	0.6	0.5

Net income for the year		463.4	51.0

			For the year ended	For the year ended
			December 31, 2008	December 31, 2007
Appropriation of profits		Notes	€ million	€ million

Net income for the year			463.4	51.0
Transfers from retained earnings
a)	from guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	38	60.4	40.0

Transfers to retained earnings
a)	to principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank	38	92.6	71.5
b)	to other retained earnings	38	420.4	9.0

Group’s net profit			10.8	10.5

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Consolidated Balance Sheet (IFRS) as of December 31, 2008

		December 31, 2008	December 31, 2007
Assets	Notes	€ million	€ million

Cash and balances with central banks	41	28.0	90.8
Loans and advances to banks	11, 42	52,785.4	60,164.5
thereof promotional contribution		-196.2	-175.0
Loans and advances to customers	11, 43	6,473.7	1,297.6
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	44	321.4	-121.3
Positive fair values of derivative financial instruments	13, 45	2,894.3	1,192.4
Financial investments	15, 46	27,543.8	25,999.5
Non-current assets held for sale	16, 47	0.0	4.7
Investment property	17, 48	18.2	14.0
Property and equipment	18, 49	25.1	24.7
Intangible assets	19, 50	4.2	4.0
Current income tax assets	21, 51	3.9	3.7
Deferred tax assets	21, 52	1.1	1.5
Other assets	20, 53	1.9	1.6

Total assets		90,101.0	88,677.7

		December 31, 2008	December 31, 2007
Liabilities and equity	Notes	€ million	€ million

Liabilities to banks	22, 54	10,497.4	11,103.8
Liabilities to customers	22, 55	4,276.0	3,687.4
Securitized liabilities	22, 56	66,589.3	64,910.8
Negative fair values of derivative financial instruments	13, 57	5,304.7	5,709.1
Provisions	23, 24, 58	101.6	101.4
Subordinated liabilities	25, 59	1,214.7	1,134.3
Other liabilities	26, 60	60.8	30.4
Equity	27, 38, 61
Subscribed capital		135.0	135.0
Retained earnings		2,351.6	1,899.0
Revaluation reserve		-440.9	-44.0
Group’s net profit		10.8	10.5

Total liabilities and equity		90,101.0	88,677.7

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Consolidated Statement of Changes in Equity

Changes in equity for the period from January 1 to December 31, 2008

	Subscribed	Retained	Revaluation	Group’s	Total for
€ million	capital	Earnings	reserve	net profit	2008

Equity as of Jan. 1, 2008	135.0	1,899.0	-44.0	10.5	2,000.5
Appropriation of net profit				-10.5	-10.5
Net income for the year		452.6		10.8	463.4
Change in unrealized gains and losses			-396.9		-396.9

Equity as of Dec. 31, 2008	135.0	2,351.6	-440.9	10.8	2,056.5

Changes in equity for the period from January 1 to December 31, 2007

	Subscribed	Retained	Revaluation	Group’s	Total for
€ million	capital	Earnings	reserve	net profit	2007

Equity as of Jan. 1, 2007	135.0	1,858.5	32.1	10.3	2,035.9
Appropriation of net profit				-10.3	-10.3
Net income for the year		40.5		10.5	51.0
Change in unrealized gains and losses			-76.1		-76.1

Equity as of Dec. 31, 2007	135.0	1,899.0	-44.0	10.5	2,000.5

Further information as well as analysis of equity is included in Notes (27) and (61).

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Consolidated Cash Flow Statement

	2008	2007
	€ million	€ million

Net income for the year	463	51
Non-cash items included in net income for the year and reconciliation to cash flow from operating activities
Depreciation, amortization, impairment and reversal of impairment of property and equipment, financial investments and investment property	53	3
Expenses for specific securities and loans and advances	24	18
Changes in provisions	1	0
Gain on disposal of financial investments	0	-1
Net gain/loss on disposal of property and equipment	0	0
Foreign exchange gains/losses, result from fair value measurement and from hedge accounting	-262	94
Net other adjustments	-351	-200

Subtotal	-72	-35

Changes in assets and liabilities from operating activities after adjustment of non-cash items:
Loans and advances to banks	7,355	-2,414
Loans and advances to customers	-5,177	485
Positive fair values of derivatives	-1,702	-303
Other assets from operating activities	-236	373
Liabilities to banks	-607	2,229
Liabilities to customers	588	-597
Securitized liabilities	1,678	3,710
Negative fair values of derivatives	-405	711
Other liabilities from operating activities	-231	-135
Interest received	4,671	4,799
Dividends received	7	7
Interest paid	-4,327	-4,606
Income taxes paid	0	0
Net other adjustments	262	-94

Cash flow from operating activities	1,804	4,130

Proceeds from the disposal of:
Financial investments	4,089	3,728
Property and equipment	0	0
Payments for the acquisition of:
Financial investments	-5,889	-7,766
Property and equipment	-1	-1

Cash flow from investing activities	-1,801	-4,039

Subordinated liabilities	-55	0
Payments to the Special Purpose Fund and for other measures to promote agriculture protecting the general public interest	-11	-10

Cash flow from financing activities	-66	-10

Cash and cash equivalents at end of prior period	91	10

Cash flow from operating activities	1,804	4,130
Cash flow from investing activities	-1,801	-4,039
Cash flow from financing activities	-66	-10
Effect of exchange rate differences	0	0

Cash and cash equivalents at end of period	28	91

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The consolidated cash flow statement was prepared using the indirect method and shows the composition of and changes in cash and cash equivalents for fiscal years 2008 and 2007. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The cash flow statement is divided into operating, investing, and financing activities.

The consolidated cash flow statement, as an indicator of a bank's liquidity position, is only of limited informative value. In this respect, we refer to the comments in the Management Report regarding the Bank’s liquidity management and liquidity control pursuant to the German Liquidity Regulation (Liquiditätsverordnung, LiqV).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

Basis of Accounting
Accounting Policies

(1)	General Information
(2)	Scope of Consolidation
(3)	Consolidation Methods
(4)	Financial Instruments
(5)	Measurement of Financial Instruments at Fair Value
(6)	Hedge Accounting
(7)	Hybrid Financial Instruments (Embedded Derivatives)
(8)	Currency Translation
(9)	Genuine Repurchase Agreements, Collateralized Loans, and Securities Lending Transactions
(10)	Accounting for Leases
(11)	Loans and Advances
(12)	Provision for Loan Losses/Promotional Contribution
(13)	Positive and Negative Fair Values of Derivative Financial Instruments
(14)	Trust Assets / Trust Liabilities
(15)	Financial Investments
(16)	Non-Current Assets Held for Sale
(17)	Investment Property
(18)	Property and Equipment
(19)	Intangible Assets
(20)	Other Assets
(21)	Tax Receivables / Liabilities
(22)	Liabilities
(23)	Provisions for Pensions and Similar Obligations
(24)	Other Provisions
(25)	Subordinated Liabilities
(26)	Other Liabilities
(27)	Equity
(28)	Contingent Liabilities and Other Commitments

Notes to the Consolidated Income Statement

(29)	Net Interest Income
(30)	Provision for Loan Losses/Promotional Contribution
(31)	Net Fee and Commission Income
(32)	Net Trading Result
(33)	Net Result from Financial Investments
(34)	Administrative Expenses
(35)	Net Other Operating Result
(36)	Result from Fair Value Measurement and from Hedge Accounting
(37)	Taxes
(38)	Retained Earnings

Segment Reporting

(39)	Notes on Segment Reporting
(40)	Operating Business Segments (Primary Reporting Format)

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Notes to the Balance Sheet

(41)	Cash and Balances with Central Banks
(42)	Loans and Advances to Banks
(43)	Loans and Advances to Customers
(44)	Fair Value Changes of Hedged Items in a Portfolio Hedge
(45)	Positive Fair Values of Derivative Financial Instruments
(46)	Financial Investments
(47)	Non-Current Assets Held for Sale
(48)	Investment Property
(49)	Property and Equipment
(50)	Intangible Assets
(51)	Current Tax Assets
(52)	Deferred Tax Assets
(53)	Other Assets
(54)	Liabilities to Banks
(55)	Liabilities to Customers
(56)	Securitized Liabilities
(57)	Negative Fair Values of Derivative Financial Instruments
(58)	Provisions
(59)	Subordinated Liabilities
(60)	Other Liabilities
(61)	Equity
(62)	Contingent Liabilities and Other Commitments

Notes to Financial Instruments

(63)	Financial Instruments in Accordance with IAS 39 – Measurement Categories
(64)	Result in accordance with IAS 39 – measurement categories
(65)	Additional Disclosures on the Fair Value of Financial Instruments
(66)	Derivatives
(67)	Liquidity analysis
(68)	Maturity analysis

Other Disclosures

(69)	Capital Management
(70)	Regulatory Capital
(71)	Capital Adequacy
(72)	Exposure Amounts with Risk Weights Prescribed by Regulatory Authorities
(73)	Credit Risk Mitigation Techniques
(74)	Assets Pledged or Accepted as Security
(75)	Derivative Credit Risk Exposures and Netting Positions
(76)	Volumes of Foreign Currency Transactions
(77)	Equity Investments
(78)	Related Party Disclosures
(79)	Average Number of Employees
(80)	Auditors’ Fees

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Basis of Accounting

The consolidated financial statements of Rentenbank were prepared in accordance with all International Financial Reporting Standards (“IFRS”) required to be applied for fiscal year 2008 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”). They are based on Regulation No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 and the regulations by way of which the IFRS were endorsed by the EU. IFRS encompasses the individual standards designated as IFRS as well as the International Accounting Standards (“IAS”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”).

The following table shows amendments, and new interpretations and standards that are required to be applied from January 1, 2008:

Standard/Interpretation		Required to be	Application in the
Applicable in 2008	Title	applied from	Group

IAS 39 and IFRS 7	Reclassification of Financial Assets	July 1, 2008	not applied
IFRIC 11	Group and Treasury Share Transactions	January 1, 2008	not relevant

IFRIC 12	Service Concession Arrangements	January 1, 2008	not relevant
IFRIC 13	Customer Loyalty Programmes	July 1, 2008	not relevant
IFRIC 14	The Limit on a Defined Benefit Asset,	January 1, 2008	not relevant
Minimum Funding Requirements and
their Interaction
IFRIC 16	Hedges of a Net Investment in a	October 1, 2008	not relevant
Foreign Operation

Applicable from 2009

IAS 1	Presentation of Financial Statements	January 1, 2009	application in 2009
IAS 23	Borrowing Costs	January 1, 2009	not relevant
IAS 27	Consolidated and Separate Financial	July 1, 2009	not relevant
Statements
IAS 32 and IAS 1	Puttable Financial Instruments and	January 1, 2009	not relevant
Obligations Arising on Liquidation
IAS 39	Financial Instruments: Recognition and	July 1, 2009	not relevant
Measurement: Eligible Hedged Items

IFRS 1 and IAS 27	Cost of an Investment in a Subsidiary,	January 1, 2009	not relevant
Jointly-controlled Entity or Associate
IFRS 2	Share-based Payments: Vesting	January 1, 2009	not relevant
Conditions and Cancellations
IFRS 3	Business Combinations	July 1, 2009	not relevant
IFRS 8	Operating Segments	January 1, 2009	Voluntary application
as of Dec. 31, 2007
IFRIC 15	Agreements for the Construction of	January 1, 2009	not relevant
Real Estate
IFRIC 17	Distributions of Non-Cash-Assets to	July 1, 2009	not relevant
Owners

The amendments to IAS 1 mainly relate to new presentation requirements which do not have any effects on the Group’s results.

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IFRS 8 “Operating Segments” was adopted by way of Regulation No. 1358/2007 of November 21, 2007, and is required to be applied beginning with fiscal year 2009. In accordance with the recommendation of the IASB, we have voluntarily applied IFRS 8 since publication of the consolidated financial statements as of December 31, 2007. Compared to IAS 14, IFRS 8 primarily results in a change in the definition of reportable segments and the calculation of the Group’s segment results in accordance with the “management approach.” However, these changes will not impact the Group’s financial position or performance due to the prevailing segment structure.

The required disclosures on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31 -42 are generally presented in the Risk Report, which is an integral part of the Group Management Report.

The consolidated financial statements, comprising the consolidated balance sheet, the consolidated income statement, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the Group Management Report, were prepared by the Board of Managing Directors of Landwirtschaftliche Rentenbank. Authorization for issue is expected to occur on April 2, 2009, upon adoption of the consolidated financial statements and the Group Management Report by the Advisory Board.

The disclosure requirements pursuant to the German Solvency Regulation (Solvabilitätsverordnung; SolvV) are met by the Group within the framework of the consolidated financial statements and the Group Management Report. In order to avoid a significant change in the structure of our annual report, the disclosures are made in the Risk Report, in the Group Management Report as well as in the consolidated financial statements in Note (70) et seq.

Accounting Policies

(1)	General Information

Accounting and measurement are based on the going concern principle. The going concern principle requires the disclosure of selling prices within the scope of fair value measurement. Selling prices have to be strictly differentiated from liquidation prices, which are used when the going concern assumption no longer applies. The methods described were applied consistently and uniformly to the reporting periods presented, unless otherwise indicated.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized on an accrual basis. They are recognized and reported in the period to which they relate. Premiums and discounts are amortized over the relevant term using the effective interest method and, similarly to accrued interest, are reported in the balance sheet item in which the underlying financial instrument is recognized.

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates and judgments. Estimates and judgments (e.g., for the balance sheet items “financial investments,” “investment property,” “deferred tax assets,” and “provisions”) that are material to the financial statements are explained in the notes to the items concerned.

(2)	Scope of Consolidation

The consolidated financial statements of Rentenbank for fiscal year 2008 include the Bank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH, Frankfurt/Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, (DSV). A detailed list of the Bank’s shareholdings in these companies is included in Note (77) .

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements due to their minor significance for the assessment of the Group’s financial position and performance. The interests held in these companies are reported as financial investments. Based on the data from the financial statements of these two companies for fiscal year 2007, their share in the Group’s total assets and the Group’s net income for the year amounted to less than 0.03% each. The data for 2008 are not yet available, but we do not expect any material changes.

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(3)	Consolidation Methods

The consolidated financial statements were prepared using uniform accounting policies applicable throughout the Group.

LRB (a subsidiary) is included in the consolidated financial statements on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1993. Total assets amounted to €221.3 million as of December 31, 2008 (as compared with €246.7 million on December 31, 2007).

DSV (a subsidiary) is included in the consolidated financial statements also on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1998; the remaining shares in DSV were consolidated on the basis of the carrying amounts as of December 31, 2000 (the close of the month in which the shares were purchased). Total assets amounted to €17.1 million as of December 31, 2008 (as compared with €17.0 million on December 31, 2007).

(4)	Financial Instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. The date of recognition is based on the settlement date for spot transactions and on the trade date for derivatives.

Financial instruments are initially measured at fair value. Subsequent measurement of financial assets and liabilities is based on the category (in IAS 39) to which the items are allocated on the date of acquisition.

Categories of Financial Instruments

Financial Assets/Liabilities at Fair Value through Profit or Loss

Within this category, a distinction is made between financial instruments classified as “held for trading” and financial instruments that are irrevocably allocated to the sub-category “designated as at fair value.” Financial assets and liabilities of this sub-category are subsequently measured at fair value through profit or loss.

Only derivatives and financial instruments entered into for the purpose of selling in the near term are classified as held for trading in accordance with IAS 39. The Group only classifies derivatives as held for trading that are generally entered into by the Bank (sub-entity of the Group) in its capacity as a non-trading book institution (Nichthandelsbuchinstitut) within the meaning of the German Banking Act in order to hedge market price risks. These derivatives are included in the consolidated balance sheet in the items “positive/negative fair values of derivative financial instruments.”

The sub-category “designated as at fair value” includes financial assets and liabilities that are matched by derivative hedging instruments within a designated hedging relationship from an economic perspective, but where hedge accounting principles cannot be applied. This prevents accounting mismatches as the hedging instruments are measured at fair value through profit or loss and the securities are measured at fair value, with gains or loss recognized directly in equity, and the other recognized financial instruments are measured at amortized cost.

Since October 2008, in accordance with IAS 39.50B, financial instruments of the category “financial assets/liabilities at fair value through profit or loss” may be reclassified to the categories “loans and receivables,” “available for sale,” and “held to maturity,” as described below, in exceptional cases. We have not made use of this accounting relief in the consolidated financial statements.

Financial assets and liabilities designated as at fair value are included in almost all items of the consolidated balance sheet in which financial instruments are reported, except in the items “positive/negative fair values of derivative financial instruments.”

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Loans and Receivables

The category “loans and receivables” comprises all loans and receivables that are not of a derivative nature, have fixed or determinable payments, are not quoted in an active market, and are not designated as at fair value.

Such loans and receivables are measured at amortized cost, taking into account the amortization of any existing premiums or discounts and other transaction costs using the effective interest method. Any amortized amounts are recognized in net interest income.

Any impairment is directly deducted from the carrying amount in accordance with IAS 39.63. The amount of the loss is recognized in profit or loss. The amount of any reversal of an impairment loss is also recognized in profit or loss. In accordance with IAS 39.65, such reversals may not exceed what the amortized cost would have been had the impairment not been recognized on the date the impairment is reversed.

The items included in the “loans and receivables” category are reported in “loans and advances to banks” and “loans and advances to customers.”

Available for Sale

The category “available for sale” includes all financial instruments that do not meet the criteria for classification as derivatives in accordance with IAS 39.9 and that have not been allocated to one of the other categories for financial assets.

Financial instruments classified as “available for sale” are measured at fair value in accordance with IAS 39.46. Any changes in the fair value are recognized directly in equity (in the revaluation reserve). The fair value is determined on the basis of market prices quoted in an active market. Exceptions are investments in equity instruments and equity-type financial instruments for which there is no active market and whose fair value may not be reliably determined. In the Group, this relates to “equity investments” and “other financial investments,” which are measured at cost in accordance with IAS 39.46 (c).

If there is no active market relevant for the measurement of financial instruments, such financial instruments may be reclassified to the category “loans and receivables“ and measured accordingly at amortized cost in accordance with the amendments introduced in October 2008. We have not made use of this accounting relief for the consolidated financial statements.

Any subsequent reclassification from the “available for sale” category to the “held to maturity” category, as described below, had been in accordance with IFRS even before the introduction of such an accounting relief. The reclassifications made are described in Note (46).

If available-for-sale financial instruments that are subsequently measured at fair value are impaired, the amounts previously recognized in the revaluation reserve are removed from equity and recognized in profit or loss in accordance with IAS 39.67. The amount of any reversal of an impairment loss is recognized in profit or loss in accordance with IAS 39.70, except for reversals related to equity instruments. If the financial instruments are subsequently measured at cost, an impairment loss is recognized directly in profit or loss in the event of impairment.

All assets classified as “available for sale” are included in the balance sheet item “financial investments.”

Held to Maturity

The category “held to maturity” includes financial instruments with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity and that cannot be allocated to the “loans and receivables” category. The positive intention and ability to hold investment securities to maturity is documented upon initial recognition or, if appropriate, upon an IFRS-compliant reclassification from the “available for sale” category, and assessed and demonstrated as of each subsequent balance sheet date.

The Group had no premature or detrimental disposals or reclassifications of financial instruments from the “held to maturity” category. Therefore, this category is still available to the full extent in accordance with IAS 39.9.

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Financial instruments classified as “held to maturity” are measured at amortized cost in accordance with IAS 39, taking into account the amortization of any differences between purchase and repayment prices on the date of purchase and any other transaction costs using the effective interest method. Amortized amounts are recognized in net interest income on a daily basis.

An assessment was made in accordance with IAS 39.58 as to whether any impairment had occurred. Since no impairment was identified, no impairment loss had to be deducted from the carrying amount and recognized in profit or loss.

The financial instruments classified as “held to maturity” are included in the consolidated balance sheet item “financial investments.”

Other Liabilities

In accordance with IAS 39.9, “other liabilities” includes all financial liabilities that are not allocated to “financial liabilities at fair value through profit or loss.”

Items are measured at amortized cost, taking into account the amortization of any premiums or discounts and any other transaction costs using the effective interest method. Amortized amounts are recognized in net interest income.

Financial instruments classified as “other liabilities” are shown on the liabilities side.

(5)	Measurement of Financial Instruments at Fair Value

The fair value is deemed to be the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction at inception of a contract.

The fair value is determined on the basis of external market prices when there is an active market for the financial instrument. If there is no active market and no market prices of sufficient liquidity are available, the fair value is determined using accepted measurement models based on observable market data. The fair values of all assets and liabilities, including any over-the-counter (“OTC”) derivatives with no market prices, are determined based on parameters from liquid markets.

The fair value of contracts without options is determined on the basis of their discounted expected future cash flows (discounted cash flow (“DCF”) method). In order to ensure risk-based measurement at fair value, the DCF method uses a risk-adjusted discount rate curve. This curve is derived from the risk-free interest rates based on external money market rates for maturities of less than one year and external swap rates for maturities of more than one year plus a credit spread. For measurement purposes, the relevant risk-adjusted discount rate curve is determined for each cash flow in accordance with the corresponding credit quality and currency and used in the calculation.

The calculation of the spread was refined in the first half of 2008 because the previously used method, which was based on margins of new business transactions entered into during the past six or twelve months, respectively, did not allow for a sufficient distinction due to changes in the market environment and the planned composition of the new business portfolio.

The spread for financial investments is determined by classifying the portfolio based upon degree of collateralization, rating, maturity, and currency. Each of these features is represented by relevant market data from customary information service providers and weighted on a pro-rata basis.

The spread for loans and advances to banks and customers is determined based upon the margin at the transaction date plus the change of the observable market parameters since the transaction date. The spread is divided into the credit spread, which reflects creditworthiness, and the liquidity spread, which includes other elements. The changes in both spread elements are derived from observable market parameters.

The spread for the liabilities is determined using the prices of state-guaranteed bonds on the secondary market with regard to currency and maturity.

Measurement of contracts with options is based on generally accepted option pricing models. Apart from the abovementioned risk-free interest rate curve, volatilities and correlations between observable market

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data are taken into account in the calculation. The Group uses models accepted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; BaFin) as indicated by the various measurement issues.

If there had been no refinement of the measurement methodology, the measurement losses to be recognized in the revaluation reserve and the consolidated income statement would have amounted to approx. €21 million as of the date of transition.

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risks within the Group are limited to the interest rate risk. The fair value changes attributable to changes in interest rates are determined on the basis of the risk-free external interest rate curve plus the constant individual margin of the transaction.

(6)	Hedge Accounting

In accordance with the provisions of IAS 39, derivatives are allocated to the “held for trading” category and hence are always measured at fair value. If hedge accounting or allocation to the category “designated as at fair value” is not applied, the changes in the fair value of the derivative hedging instruments, which are recognized in the consolidated income statement, are not matched with corresponding changes in the value of the hedged items.

The Bank generally enters into derivatives only for hedging purposes. Within the framework of asset/liability management, fair value hedges within the meaning of IAS 39 entered into in order to hedge interest rate risk are used, since only such instruments ensure sustainable and effective hedge accounting. The Group does not use cash flow hedges.

The hedging relationships are documented individually as of the date of inception in order to fulfill the hedge accounting requirements set out in IAS 39. This documentation mainly comprises identification of the hedged item and the hedging instrument as well as the nature of the risk being hedged. In addition, IAS 39 requires companies to provide evidence for the effectiveness of the hedge. For this purpose, the hedge effectiveness is monitored both at inception (prospective effectiveness) and on a continuous basis (retrospective effectiveness). The prospective effectiveness is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. The retrospective effectiveness is calculated using a regression analysis for micro hedge accounting and the dollar-offset method for macro hedge accounting. A hedging relationship is deemed effective under the regression analysis when the slope of the linear regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25, and the coefficient of determination amounts to 0.8 or more. The regression analysis is based on data from the last six months. Under the dollar-offset method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item are offsetting the changes in the fair value of the hedging instrument within a range of 80% to 125%.

The hedging instruments used under hedge accounting criteria are generally interest rate swaps that were entered into in order to hedge credit, securities or issuing transactions and that fulfill hedge accounting requirements. The special loans with interest subsidies granted under the promotional financing programs were mainly hedged on a portfolio basis (macro hedges) as a result of the small per-transaction volume. The other credit transactions as well as the securities and issuing transactions are hedged specifically on an individual basis (micro hedges).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. After the transactions are entered into, their prospective effectiveness is determined and documented. Retrospective effectiveness is assessed on a half-yearly basis as of the relevant reporting date, using the regression analysis. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, is recognized in the result from fair value measurement and from hedge accounting.

Ineffective hedging relationships are not accounted for under hedge accounting principles for the period in which they are ineffective. If the hedged item is still recognized, recognized changes in such item’s fair value attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

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Items hedged within the context of portfolio-based fair value hedges (macro hedges) are allocated to the relevant time bands at the beginning of each hedging period on the basis of the individual expected cash flows. The allocation of macro hedge items (hedged items) to macro swaps (hedging instruments) is normally made for a period of one month, taking into account the prospective effectiveness. If the new business within a particular time band exceeds a certain volume during the hedging period, the hedging relationship may be discontinued early for this time band and re-designated. In the bank, quarterly time bands have been defined over a total term of approx. ten years. Each time band is allocated interest rate swaps as hedging instruments in accordance with the corresponding net exposure. The amount of the hedged financial assets of the relevant time band is determined with reference to the nominal amount of the hedging instruments.

Retrospective effectiveness is assessed on the basis of the dollar-offset method. As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustment to the carrying amount of the hedged items is included in the separate balance sheet item “fair value changes of hedged items in a portfolio hedge”. This separate balance sheet item is amortized over the term of the relevant time bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

All external derivatives are included in the balance sheet under “positive/negative fair values from derivative financial instruments.” The presentation of derivatives included in micro and macro fair value hedges is shown in Notes (45) and (57) .

(7)	Hybrid Financial Instruments (Embedded Derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives represent an integral component of the host contract and cannot be traded separately. In accordance with IAS 39, the Group separates embedded derivatives from the host contract upon initial recognition and classifies them as standalone derivatives for accounting purposes under the following circumstances:

•	the hybrid (structured) financial instrument is not already measured at fair value through profit or loss, and

•	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, and

•	the terms of the embedded derivatives meet the definition of a derivative.

Loan agreements for which repayment may be made by providing either equities or cash are an example of separable embedded derivatives. In this case, the development of the value of the repayment option is not closely related with the performance of the interest-bearing host contract (loan).

The Group generally hedges structured products through derivatives. It is not permitted to apply hedge accounting requirements to structured financial instruments with embedded derivatives required to be separated from the host contract. In order to avoid accounting mismatches as a result of the normal classification of derivatives and hedged items, all structured products with embedded derivatives required to be separated are generally allocated to the “designated as at fair value” category. An exception to this are the liquidity assistance loans granted for the first time in 2008, where the host contract is allocated to the “loans and receivables” category.

In the case of embedded derivatives that are not required to be separated from the host contract, the entire structured product is measured on the basis of the category to which the host contract can be allocated. Pursuant to the hedging strategy of the Group, the structured product is allocated to hedge accounting or to the category “designated as at fair value.” If the structured products are not allocated to the “designated as at fair value” category, the changes of the fair value of the derivative hedging instruments, which are recognized in the income statement, are not matched with corresponding changes in the value of the hedged items.

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The allocation of the embedded derivatives required to be separated mainly to the category “designated as at fair value” does not result in a separate presentation of the embedded derivatives, with the exception of the daily termination options from the liquidity assistance loans.

(8)	Currency Translation

Any monetary foreign currency items are translated at the closing rate on the balance sheet date. Currency translation differences related to hedged currency exposures are not reported separately in the consolidated income statement. Currency translation differences related to open currency positions from payment settlement accounts are recognized in net trading result.

Non-monetary foreign currency items measured at amortized cost are translated using the rate applicable on the date of purchase. The Group does not measure such items at fair value, meaning that non-monetary items, like monetary items, need not be translated at the closing rate.

Expenses and income are translated at the closing rate applicable on the date upon which they affect profit or loss.

(9)	Genuine Repurchase Agreements, Collateralized Loans, and Securities Lending Transactions

In addition to the collateralized loans (Pfandkredite) with Deutsche Bundesbank, the Group has taken out or granted collateralized term and overnight deposits since the second half of 2008. Securities are deposited with or provided by Clearstream, as appropriate, as collateral for these collateralized term and overnight deposits (see Note (74)).

(10)	Accounting for Leases

The decisive criterion for the classification and hence the recognition of leases in accordance with IAS 17 is not the legal ownership of the leased asset, but the economic substance of the lease agreement.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets concerned are primarily vehicles. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases.

(11)	Loans and Advances

Loans and advances to banks and customers of the Group are accounted for based on their allocation to one of the measurement categories in accordance with IAS 39 or to hedge accounting. Loans and advances allocated to the “loans and receivables” category are recognized at amortized cost, while loans and advances of the “designated at fair value” category are measured at fair value.

All special loans granted under the promotional financing programs qualify both as hedges of specific exposures (micro hedges) and as hedges of interest rate risks on a portfolio basis (macro hedges). In accordance with the hedging strategy, specific loan exposures are designated as at fair value. In macro hedge accounting, measurement gains or losses resulting from interest rate risks are reported in the separate balance sheet item “fair value changes of hedged items in a portfolio hedge” as described in Notes (6) and (44). With respect to loans and advances subject to micro hedges, measurement gains or losses attributable to interest rate risks are deducted directly from the carrying amounts.

Loans and advances employed for the investment of the Group’s capital or directly refinanced through liabilities are not hedged by derivatives and are therefore neither accounted for under hedge accounting criteria nor designated as at fair value.

(12)	Provision for Loan Losses/Promotional Contribution

The item “provision for loan losses/promotional contribution” in the consolidated income statement includes impairment losses as a result of the discounted promotional contribution of the special loans as well as valuation allowances and write-downs of loans and advances.

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As of each balance sheet date, financial instruments of the category “loans and receivables” which are included in the balance sheet items “loans and advances to banks” and “loans and advances to customers” are reviewed as to whether there is any objective evidence that interest and principal payments will not be made in the full amount as agreed. The evaluation is primarily based on the following criteria:

•	Default related to interest or principal payments of more than 90 days

•	Significant downgrade in the internal rating system, resulting in transfer of the exposure to intensified loan management

The Bank determines the recoverability on an individual basis for both large single exposures and exposures of minor significance (promotional business). If there is objective evidence of impairment, the recoverable amount for single exposures is calculated by discounting the expected cash flows. The expected cash flows are determined on the basis of the individual contractually agreed cash flows under the assumption of potential non-performance events. These expected cash flows are compared with the exposures’ carrying amount. The discount factor used for fixed-interest loans and advances is the original effective interest, while the current effective interest is used for variable-interest loans and advances. Loans and advances to counterparties against which insolvency proceedings have been initiated are payable on demand. In these cases, discounting is dispensed with due to their short-term nature.

If no objective evidence for impairment is identified during the individual review, these loans and advances are also tested for impairment on a portfolio basis. For this purpose, loans and advances with similar credit risk profiles are combined to form homogeneous portfolios. The amount to be recognized for impairment is calculated as follows: total volume of the relevant portfolio as of the balance sheet date multiplied by the portfolio-specific historical default rate.

In 2008, two items of loans and advances in the amount of €35 million were directly written off due to the insolvency of the debtors. No additional specific valuation allowances or write-downs were required to be recognized. No portfolio-based allowances for loan losses were required as of the balance sheet dates for the fiscal years 2008 and 2007. Loans are extended to banks or other borrowers with top credit quality for the most part.

A separate impairment review is not performed for loans of the “designated at fair value” category as these securities are measured at fair value, and any impairment losses are already included in the fair value and recognized through profit or loss.

(13)	Positive and Negative Fair Values of Derivative Financial Instruments

Market price risks of hedged items are hedged through derivatives. For accounting purposes items are hedged either by allocation to hedge accounting or designation as at fair value. Within the meaning of IAS 39, instruments with a positive fair value are shown as assets and instruments with a negative fair value as liabilities in the relevant balance sheet item.

Based on their allocation to the category “held for trading” the derivatives of the Group are measured at fair value through profit or loss in accordance with the discounted cash flow method or by using models accepted by the regulatory authorities. Current income/expenses as well as the amortized amounts of the upfront payments from the derivative hedging instruments are recognized in net interest income.

(14)	Trust Assets / Trust Liabilities

Trust assets are held in trust by the Group without the Group participating in the assets’ risks and rewards. Trust assets and trust liabilities are not recognized in the balance sheet since they do not meet the definition of assets and liabilities in accordance with IFRS.

(15)	Financial Investments

The item “financial investments” includes bonds and other fixed-income securities, equity investments, and other financial investments.

The Group allocates financial investments to the categories “available for sale,” “held to maturity,” and “designated as at fair value” depending on the hedging strategy.

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Financial investments classified as “available for sale” are measured at fair value. Gains or losses from subsequent measurement at fair value are recognized in the “revaluation reserve” directly in equity. If hedge accounting is applied, the fair value changes attributable to interest rate fluctuations are not recognized in the revaluation reserve, but through profit or loss in the “result from fair value measurement and from hedge accounting.” Equity investments and other financial investments are carried at cost as these items relate to unlisted companies and hence a reliable estimate of their fair value is not possible. The IFRS carrying amount of unlisted companies as of December 31, 2008, amounts to €105 million.

Held-to-maturity securities are carried at amortized cost. Securities designated as at fair value are recognized at fair value through profit or loss.

As of November 1, 2008, the Bank decided to reclassify a portion of its available-for-sale securities to the category “held to maturity” (see Note (46)), in accordance with the previously applicable IAS 39.54 in conjunction with IAS 39.46 (b). We did not make use of the accounting relief issued by the IASB in October 2008.

Financial investments are assessed by the Group, irrespective of the measurement category, whether there was a payment default of more than 90 days as of the date of assessment or whether there was a risk of a payment default or of a reduction of the contractually agreed amount on the basis of internal rating classifications and any changes to these. The impairment test carried out as of December 31, 2008, resulted in an impairment loss for an equity investment, which was recognized through profit or loss in the “net result from financial investments.” No additional specific valuation allowances or impairment losses were required to be recognized.

A separate impairment review is not performed for securities designated as at fair value as these securities are measured at fair value, and any impairment losses are already included in the fair value and recognized through profit or loss.

(16)	Non-Current Assets Held for Sale

The item “non-current assets held for sale” is used in the Group when assets are intended to be disposed within a year and the disposal is highly probable.

The assets are recognized at the lower of their carrying amount or fair value less costs to sell. Costs to sell are taken into account in the calculation of the carrying amount. The carrying amounts of the assets are determined prior to reclassification to the item “non-current assets held for sale.”

Write-downs are recognized as impairment losses.

Non-current assets held for sale may no longer be depreciated or amortized after they have been classified as such.

(17)	Investment Property

Investment property is held to earn rental income. In accordance with the option provided by IAS 40.30, investment property, like property, plant and equipment, is measured at cost less any accumulated depreciation and any accumulated impairment losses.

(18)	Property and Equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Items of property and equipment are depreciated on a straight-line basis. They are reviewed for impairment as of each balance sheet date.

Low-value assets with worth up to €5,000 are immediately recognized as expenses.

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(19)	Intangible Assets

Intangible assets are divided into internally generated and purchased software. They are recognized in accordance with IAS 38.

Purchased software is recognized at amortized cost, while internally generated software is recognized at cost. Intangible assets are amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in the income statement.

(20)	Other Assets

The balance sheet item “other assets” includes assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the assets’ nominal value.

(21)	Tax Receivables/Liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/liabilities and exclusively relate to the consolidated subsidiaries LRB and DSV. Current tax assets are calculated using the currently applicable tax rates upon which the tax authorities base payment of the tax refund. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base.

(22)	Liabilities

Liabilities include “liabilities to banks,” “liabilities to customers,” and “securitized liabilities.”

Financial liabilities are accounted for based on their allocation to one of the measurement categories in accordance with IAS 39 or to hedge accounting. Financial liabilities designated as at fair value are recognized at fair value through profit or loss. Liabilities classified as “other liabilities” are measured at amortized cost. With respect to liabilities accounted for using hedge accounting criteria, measurement gains or losses attributable to interest rate risks are directly deducted from the carrying amounts through profit or loss.

(23)	Provisions for Pensions and Similar Obligations

The Group only maintains defined benefit plans, which are funded internally. There are three different defined benefit plans depending on the date of entry of the employee. The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. Individual agreements on retirement benefit obligations have been concluded with the members of the Board of Managing Directors. The benefits to be paid have been committed to by way of agreement.

The amount to be recognized as a provision for defined benefit obligations is based on the present value of the total pension obligations, taking into account unrecognized actuarial gains and losses, less any unrecognized past service cost, if applicable. The amount of the pension obligations is determined annually by an independent actuary pursuant to the projected unit credit method. The rate used to discount the pension obligations is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in euros with remaining terms to maturity matching those of the pension obligations.

Actuarial gains and losses arise from differences between the actual and the expected development of the measurement bases and the parameters. If, as of the balance sheet date, actuarial gains or losses exceed 10% of the amount of the pension obligations, the difference is amortized over the expected average remaining working life and recognized in profit or loss. Actuarial gains or losses within the 10% corridor are not taken into account. The notes to the balance sheet include separate disclosures (see Note (58)).

(24)	Other Provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss using the corresponding income statement items.

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(25)	Subordinated Liabilities

Subordinated liabilities are recognized at amortized cost or, if they are allocated to hedge accounting or designated as at fair value, at fair value (based on interest rate changes).

(26)	Other Liabilities

The balance sheet item “other liabilities” includes the amounts measured for outstanding commitments related to the special loans, option premiums received as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items in accordance with IFRS. The other liabilities are recognized at cost except for the discounted promotional contribution of outstanding commitments related to the special loans.

(27)	Equity

“Subscribed capital” represents paid-in capital. “Retained earnings” comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were transferred from the HGB financial statements, as well as other retained earnings, which include the operating result under HGB and the gains and losses from the change in accounting policies. Changes in the fair value of available-for-sale securities are recognized in the revaluation reserve.

(28)	Contingent Liabilities and Other Commitments

Contingent liabilities in accordance with IAS 37.10 are possible obligations whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. In addition, contingent liabilities may result in a present obligation that is not expected to result in an outflow of resources embodying economic benefits and whose amount cannot be measured with sufficient reliability. These contingent liabilities are not recognized as liabilities in the balance sheet in accordance with IAS 37.27, however, they are disclosed in Note (62).

Notes to the Consolidated Income Statement

(29)	Net Interest Income

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Interest income from
Loans and advances to banks and customers	2,810.9	3,180.5	-369.6
Derivative financial instruments	456.7	515.5	-58.8
Fix-income securities	1,385.0	1,091.0	294.0
Other	17.4	11.0	6.4
Current income from
Shares and other non-fixed-income securities	0.7	0.7	0.0
Equity investments	7.4	7.1	0.3

Total interest income	4,678.1	4,805.8	-127.7

Interest expenses for
Liabilities to banks and customers	744.4	1,231.3	-486.9
Securitized liabilities	2,639.7	2,748.0	-108.3
Derivative financial instruments	896.2	581.7	314.5
Subordinated liabilities	44.1	43.6	0.5
Other	3.0	1.4	1.6

Total interest expenses	4,327.4	4,606.0	-278.6

Net interest income	350.7	199.8	150.9

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(30)	Provision for Loan Losses/Promotional Contribution

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Expenses for additions to promotional contribution	57.5	45.5	12.0
Income from the amortization of promotional contribution	34.2	27.9	6.3
Write-off of loans and advances	35.0	0.0	35.0
Recoveries on loans and advances previously written off	0.1	0.2	-0.1

Provision for loan losses/promotional contribution	58.2	17.4	40.8

The item “provision for loan losses/promotional contribution” includes the discounting of the future expenses for the special loans (additions to promotional contribution) made at the draw down date (recognition) as well as their amortization over the remaining term. Furthermore, in 2008, loans and advances in the amount of €35 million were directly written off.

(31)	Net Fee and Commission Income

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Fee and commission income from
Trustee loans and pass-through loans	0.1	0.1	0.0
Other	1.2	0.9	0.3
Total fee and commission income	1.3	1.0	0.3

Fee and commission expenses for
Custody fees	1.9	1.6	0.3
Loan brokerage	0.1	0.1	0.0
Other	0.2	0.3	-0.1
Total fee and commission expenses	2.2	2.0	0.2

Net fee and commission income	-0.9	-1.0	0.1

(32)	Net Trading Result

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Net trading result	0.0	0.0	0.0

Total	0.0	0.0	0.0

The Bank does not maintain a trading book within the meaning of regulatory provisions. The net trading result includes the gains and losses arising on the translation of open foreign currency positions, which result from the translation of balances on nostro accounts into the reporting currency. The currency translation differences of closed foreign currency positions resulting from fair value measurement are reported in the “result from fair value measurement and from hedge accounting.”

(33)	Net Result from Financial Investments

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Proceeds from disposal	0.5	1.4	-0.9
Write-down of an equity investment	-48.9	0.0	-48.9

Total	-48.4	1.4	-49.8

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The “net result from financial investments“ mainly comprises the write-down of an equity investment in the amount of €-48.9 million. The proceeds from the disposal of securities amounted to €0.5 million (as compared with €1.4 million on December 31, 2007).

(34)	Administrative Expenses

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Other administrative expenses for
Personnel expenses	27.3	25.0	2.3
Public relations	1.2	2.0	-0.8
IT- licenses, fees, consulting services	3.9	3.5	0.4
Audits, contributions, donations	1.3	1.2	0.1
Occupancy expenses	1.4	1.0	0.4
Miscellaneous administrative expenses	3.1	2.9	0.2
Total other administrative expenses	38.2	35.6	2.6

Depreciation and amortization of
Intangible assets	2.8	2.1	0.7
thereof internally generated software	2.5	1.8	0.7
Residential and office buildings	0.5	0.5	0.0
IT equipment	0.5	0.4	0.1
Office equipment and vehicles	0.2	0.2	0.0
Technical and other equipment	0.2	0.2	0.0
Total depreciation and amortization	4.2	3.4	0.8

Total administrative expenses	42.4	39.0	3.4

Miscellaneous administrative expenses include lease expenses in the amount of €66.9 thousand (as compared with €38.8 thousand on December 31, 2007). Future minimum lease payments due within one year totaled €41.3 thousand (as compared with €16.6 thousand on December 31, 2007), payments due between one and five years amounted to €47.3 thousand (as compared with €19.9 thousand on December 31, 2007), and payments due after more than five years totaled €0.0 thousand (as compared with €1.0 thousand on December 31, 2007). The payments for leases relate to minimum lease payments (fixed lease payments). There were no restrictions imposed by lease arrangements. As of year-end, the Group had sixteen (as compared with eleven on December 31, 2007) lease agreements, only five (as compared with three on December 31, 2007) of which have a renewal option to extend the lease term by one year.

(35)	Net Other Operating Result

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Other operating income from
Rental income	1.8	1.8	0.0
Other income	1.8	1.3	0.5
Total other operating income	3.6	3.1	0.5

Other operating expenses for
Bank-owned housing	0.7	0.3	0.4
Other expenses	1.4	0.7	0.7
Total other operating expenses	2.1	1.0	1.1

Net other operating result	1.5	2.1	-0.6

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(36)	Result from Fair Value Measurement and from Hedge Accounting

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Micro hedge accounting
Hedged items	313.5	-200.6	514.1
Hedging instruments	-300.3	200.8	-501.1
Result from currency translation	0.0	0.0	0.0
Micro hedge accounting, total	13.2	0.2	13.0

Macro hedge accounting
Hedged items	442.7	-67.8	510.5
Hedging instruments	-443.0	104.0	-547.0
Macro hedge accounting, total	-0.3	36.2	-36.5

Instruments designated as at fair value (incl. derivatives)
Hedged items	-1,943.9	-681.6	-1,262.3
Derivatives	2,234.2	553.4	1,680.8
Result from currency translation	-41.5	-2.6	-38.9
Instruments designated as at fair value, total	248.8	-130.8	379.6

Total	261.7	-94.4	356.1

The result from fair value measurement and from hedge accounting includes the changes in the fair value of the financial instruments classified as financial assets/liabilities at fair value through profit or loss as well as changes in the fair value of hedged items attributable to changes in interest rates under hedge accounting. The deterministic cash flows from, for example, premiums/discounts or promotional contributions, which represent part of the changes of the fair value, are recognized in net interest income.

The assumptions for the determination of the fair value are based on observable market data.

The risk-adjusted measurement of the liabilities, including the credit spread derived from secondary market prices for state-guaranteed bonds, only included market-related changes for the year under review as well as for the prior years. The carrying amounts of loans and advances, and financial investments include non-market-related changes in an amount of €-56.7 million (as compared with €0.3 million on December 31, 2007). These changes were calculated primarily on the basis of the ratings trend of the counterparties. The cumulative effect amounted to €-56.4 million (as compared with €0.3 million on December 31, 2007).

The fair value measurement of financial instruments leads to currency translation differences within the hedging relationships. Accordingly, the translation into euros results in a corresponding gain/loss for the – with respect to the notional amounts – closed foreign currency positions, which is reported in the result from fair value measurement and from hedge accounting (see section “Financial performance” in the Group Management Report).

(37)	Taxes

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Deferred taxes	0.5	0.3	0.2
Income taxes	0.0	0.1	-0.1
Other taxes	0.1	0.1	0.0

Total	0.6	0.5	0.1

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(38)	Retained Earnings

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Transfers from retained earnings

a) from guarantee reserve pursuant to Section 2 (3) of the Law Governing the Landwirtschaftliche Rentenbank	60.4	40.0	20.4
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law Governing the Landwirtschaftliche Rentenbank	92.6	71.5	21.1
b) to other retained earnings	420.4	9.0	411.4

Total	452.6	40.5	412.1

The principal reserve (Hauptrücklage) and the guarantee reserve (Deckungsrücklage) are recognized in the bank’s separate financial statements and transferred to the consolidated financial statements. In accordance with Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve may at no time exceed 5 percent of the nominal amount of the covered bonds outstanding. The reduction of the bonds subject to cover requirements (registered bonds, Rentenbank Bonds (Rentenbankbriefe), and Agricultural Bonds (Landwirtschaftsbriefe);see Notes (54) - (56)), which was due to maturing bonds, required a reduction of the guarantee reserve by €60.4 million (as compared with €40.0 million on December 31, 2007). From an accounting perspective, this led to an increase of the principal reserve by the same amount.

The transfer to the principal reserve from net income for the year amounts to €32.2 million (as compared with €31.5 million on December 31, 2007).

The remaining operating results plus the measurement gains or losses are transferred to other retained earnings.

Segment Reporting

(39)	Notes on Segment Reporting

In accordance with the requirements of IFRS 8, the main components of the financial statements must be broken down by operating business segments and regions. For the purposes of defining segments, we considered the organizational and management structure of the Group as well as its internal financial reporting structure. Our operating segments are as follows:

•	Treasury Management. This segment shows the results of the Group’s liquidity supply and management. Transactions have a fixed interest period of up to one year (e.g., overnight and term deposits, ECPs, derivatives),

•	Promotional Business. This segment shows the promotional business other than capital investment transactions. The Promotional Business segment includes the earnings of the Bank and of all subsidiaries,

•	Capital Investment. This segment shows the earnings contributions from the investment of medium to long-term provisions and the Bank’s own funds in the form of securities and promotional loans.

A meaningful breakdown of segments by geographic location is not possible due to the fact that central management of the Group is located in Frankfurt/Main and business activities are limited to EU/OECD member states. Therefore, we do not present regional segment information in accordance with IFRS 8 since a disclosure of such information would not provide additional information.

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The results have been presented on a net basis in the segment report in accordance with the margin-based management approach of the Bank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and material differences between internal reporting and external financial reporting, we have not presented any further reconciliation statements.

The distribution of the components of net interest income, net fee and commission income, net trading result, and net result from financial investments as well as of the result from fair value measurement and from hedge accounting was made on the basis of individual transactions. Administrative expenses, net other operating result, and taxes from the consolidated subsidiaries were allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of allocated employees, consumption, and other allocations of resources in the relevant segments.

The allocation of receivables and payables within the framework of segment assets and liabilities was made by analogy with the allocation of the earnings contributions of the individual segments. The medium and long-term provisions and the invested capital were allocated to the Capital Investment segment. The remaining balance sheet items are allocated to the Promotional Business segment.

(40)	Operating Business Segments (Primary Reporting Format)

	Treasury		Promotional
	Management		Business		Capital Investment		Total

	2008	2007	2008	2007	2008	2007	2008	2007
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	145.7	30.0	118.1	90.0	86.9	79.8	350.7	199.8
Provision for loan losses/promotional contribution	0.0	0.0	58.2	17.4	0.0	0.0	58.2	17.4
Net fee and commission income	0.1	0.2	-1.0	-1.2	0.0	0.0	-0.9	-1.0
Net result from financial investments	0.5	0.0	-48.9	1.4	0.0	0.0	-48.4	1.4
Other administrative expenses	4.5	4.8	28.1	25.8	5.6	5.0	38.2	35.6
Depreciation and amortization	0.6	0.5	3.0	2.4	0.6	0.5	4.2	3.4
Net other operating result	0.0	0.0	1.5	2.1	0.0	0.0	1.5	2.1
Result from fair value measurement and from hedge accounting	38.0	-11.9	223.7	-82.5	0.0	0.0	261.7	-94.4
Taxes	0.0	0.0	0.6	0.5	0.0	0.0	0.6	0.5

Net income for the year	179.2	13.0	203.5	-36.3	80.7	74.3	463.4	51.0

Segment assets in €billion	22.8	28.4	65.2	58.3	2.1	2.0	90.1	88.7
Segment liabilities (incl. equity) in €billion	26.0	30.0	62.0	56.7	2.1	2.0	90.1	88.7

Notes to the Balance Sheet

(41)	Cash and Balances with Central Banks

Cash and balances with central banks can be broken down as follows:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Cash on hand	0.1	0.1	0.0
Balances with central banks	27.9	90.7	-62.8

Total	28.0	90.8	-62.8

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The item “balances with central banks” includes balances held with Deutsche Bundesbank in the amount of €27.9 million (as compared with €90.7 million on December 31, 2007). The Bank fulfilled the minimum reserve requirement at all times in the year under review. The daily minimum reserve requirement amounted to €336.7 million for the period until year-end (as compared with €285.4 million of December 31, 2007).

(42)	Loans and Advances to Banks

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Payable on demand	219.8	706.3	-486.5
Time deposits	11,958.8	22,019.6	-10,060.8
Promissory note loans	23,270.4	22,270.6	999.8
Special loans	15,640.3	13,163.2	2,477.1
thereof promotional contribution	-196.2	-175.0	-21.2
Global refinancing facility	950.4	1,061.9	-111.5
Other	745.7	942.9	-197.2

Total	52,785.4	60,164.5	-7.379.1

(43)	Loans and Advances to Customers

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Current accounts	1,652.2	922.1	730.1
Time deposits	1,001.3	0.0	1,001.3
Cash collateral	92.3	306.8	-214.5
Medium- and long-term loans	21.9	34.3	-12.4
Promissory note loans	3,471.5	0.0	3,471.5
Special loans	233.7	33.2	200.5
thereof promotional contribution	-0.1	-0.1	0.0
Other	0.8	1.2	-0.4

Total	6,473.7	1,297.6	5,176.1

(44)	Fair Value Changes of Hedged Items in a Portfolio Hedge

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Fair value changes of hedged items in a portfolio hedge	321.4	-121.3	442.7

Total	321.4	-121.3	442.7

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes of loans allocated to macro hedge accounting, where such changes are attributable to interest rate changes. See Note (6) for further explanations.

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(45)	Positive Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Hedge accounting
Assets
Loans and advances to banks	26.7	283.2	-256.5
Financial investments	2.3	95.1	-92.8
Liabilities
Liabilities to banks	29.9	4.2	25.7
Liabilities to customers	31.9	0.7	31.2
Securitized liabilities	201.4	52.0	149.4
Subordinated liabilities	6.5	1.5	5.0

Hedge accounting, total	298.7	436.7	-138.0

Instruments designated as at fair value
Assets
Loans and advances to banks	4.6	6.2	-1.6
Financial investments	44.1	67.1	-23.0
Liabilities
Liabilities to banks	9.5	5.4	4.1
Liabilities to customers	25.6	8.1	17.5
Securitized liabilities	2,223.4	438.0	1,785.4
Subordinated liabilities	128.4	54.8	73.6
Other liabilities	0.1	0.0	0.1
Treasury Management	85.4	112.0	-26.6

Instruments designated as at fair value, total	2,521.1	691.6	1,829.5

Other items
Assets
Loans and advances to banks	3.4	17.4	-14.0
Loans and advances to customers	0.0	—	0.0
Financial investments	8.2	16.5	-8.3
Liabilities
Liabilities to banks	2.2	1.1	1.1
Securitized liabilities	60.7	29.1	31.6

Total other items	74.5	64.1	10.4

Total	2,894.3	1,192.4	1,701.9

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(46)	Financial Investments

Financial investments can be broken down as follows:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0
of other issuers	463.6	254.4	209.2
Bonds
of public-sector issuers	401.1	636.7	-235.6
of other issuers	26,560.9	24,944.7	1,616.2
Equity investments	105.1	150.6	-45.5
Investments in affiliated companies	0.0	0.0	0.0
Other financial investments	13.1	13.1	0.0

Total	27,543.8	25,999.5	1,544.3

Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Dec. 31, 2008	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2007
	€ million	€ million	€ million	€ million

	eligible as	not eligible as	eligible as	not eligible as
	collateral	collateral	collateral	collateral
Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0	0.0
of other issuers	463.6	0.0	102.0	152.4
Bonds
of public-sector issuers	232.8	168.3	365.3	271.4
of other issuers	25,694.9	866.0	22,998.6	1,946.1

Total	26,391.3	1,034.3	23,465.9	2,369.9

All bonds and other fixed-income securities are negotiable and listed on the stock exchange in the amount of €27,128.8 million (as compared with €25,538.7 million on December 31, 2007).

Financial investments are classified as follows:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Assets at fair value through profit or loss	14,835.1	12,097.5	2,737.6
Available for sale	7,387.9	13,499.9	-6,112.0
Held to maturity	5,320.8	402.1	4,918.7

Total	27,543.8	25,999.5	1,544.3

In 2008, realized gains of available-for-sale securities amounted to €0.5 million (as compared with €1.4 million on December 31, 2007).

In view of our business strategy to generally hold securities until maturity, we reclassified available-for-sale securities, with a carrying amount of €4.9 billion and cumulative measurement losses recognized in the revaluation reserve of €-247.4 million as of November 1, 2008, to the “held to maturity” category. The securities have been amortized since that date accordingly. If we had not reclassified the securities, additional measurement losses of €79 million would have had to be recognized in the revaluation reserve as of December 31, 2008.

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Non-current equity investments changed as follows:

	2008	2007
	€ million	€ million

Historical cost as of Jan. 1	206.3	206.3
Additions	3.4	0.0
Disposals	0.0	0.0
Accumulated amortization/impairment	104.6	55.7
Amortization/impairment	48.9	0.0

Carrying amount as of Dec. 31	105.1	150.6

Additions in 2008 refer to the acquisition of a 3.2% interest in the share capital of Landesgesellschaft Schleswig-Holstein mbH, Kiel, Germany. Investments are carried at cost due to the absence of an active market or relevant measurement parameters, in accordance with IAS 39.46 (c). The impairment test conducted as of December 31, 2008, showed an impairment of an equity investment in the amount of €48.9 million.

(47)	Non-Current Assets held for Sale

At the end of 2006, the Group decided to sell a property consisting of five residential units. Four of these five residential units were sold in 2007. The remaining residential unit was sold in early 2008, resulting in the corresponding disposal in the balance sheet.

The sale resulted in a gain of €0.1 million, which is reported in “net other operating result.”

The sale of an administrative building, decided at the end of 2007, could not be carried out in 2008. As the intention to sell the property was limited to a maximum of twelve months in accordance with IFRS 5, the building was reclassified to the “investment property” category.

Non-current assets held for sale changed as follows:

	2008	2007
	€ million	€ million

Cost as of Jan. 1	4.9	0.5
Additions	0.0	0.0
Disposals	0.1	0.4
Reclassifications	-4.8	4.8
Accumulated depreciation	0.0	0.2
Depreciation	0.0	0.1

Carrying amount as of Dec. 31	0.0	4.7

(48)	Investment Property

The item “investment property” includes one property that is fully leased by the Bank to third parties. The expected useful life was set at 33 years.

The reclassification of a part of a building (see Note (47)) resulted in an increase of accumulated depreciation of €0.2 million. The recognition at cost less any accumulated depreciation resulted in depreciation for the full fiscal year 2008 in the amount of €0.1 million.

There are no restrictions with respect to the relevant land and buildings that could impede disposal.

The assets are measured at cost less any accumulated depreciation, which was calculated on a straight-line basis over the remaining useful life. No impairment losses had to be recognized for investment property as no impairment was identified by the impairment test as required under IAS 36.

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Investment property changed as follows:

	2008	2007
	€ million	€ million

Cost as of Jan. 1	14.8	19.4
Additions	0.1	0.2
Disposals	0.0	0.0
Reclassifications	4.8	-4.8
Accumulated depreciation	1.5	0.8
Depreciation	0.5	0.4

Carrying amount as of Dec. 31	18.2	14.0

The fair value of the property amounts to approx. €18.5 million (as compared with approx. €14.0 million on December 31, 2007). The difference to the prior year resulted from the reclassification from non-current assets held for sale. The fair value was determined taking into account a valuation opinion prepared by an independent appraiser.

Other operating income includes rental income of €0.9 million (as compared with €0.8 million on December 31, 2007). Expenditures directly attributable to the property amounted to €233.1 thousand (as compared with €142.7 thousand on December 31, 2007) and are reported in “other operating expenses.”

(49)	Property and Equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, the Bank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16. The expected useful life for the buildings was set at 20 and 50 years, respectively.

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2008	2007	2008	2007	2008	2007
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	24.0	24.0	12.1	12.0	36.1	36.0
Additions	0.0	0.0	1.4	0.9	1.4	0.9
Disposals	0.0	0.0	0.3	0.8	0.3	0.8
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0
Accumulated depreciation	0.2	0.2	11.9	11.2	12.1	11.4
Depreciation	0.0	0.0	0.9	0.8	0.9	0.8

Carrying amount as of Dec. 31	23.8	23.8	1.3	0.9	25.1	24.7

As in the prior year, the impairment test related to the land, which was based on the standard land values for 2008, did not result in any impairment losses to be recognized.

Operating and office equipment is normally depreciated over a period of four years, except for low-value assets with a value of up to €5,000, which are immediately recognized as an expense.

(50)	Intangible Assets

Intangible assets comprise purchased and internally generated software. Purchased software is recognized at amortized cost, while internally generated software is recognized at cost. All intangible assets are amortized on a straight-line basis over a period of four years.

There was no impairment in accordance with IAS 36 that would have had to be recognized as a write-down in administrative expenses.

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Intangible assets changed as follows:

	Acquired software		Internally generated software		Total

	2008	2007	2008	2007	2008	2007
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	1.1	0.8	7.3	4.9	8.4	5.7
Additions	0.1	0.3	2.9	2.4	3.0	2.7
Disposals	0.0	0.0	0.0	0.0	0.0	0.0
Accumulated depreciation	1.0	0.7	6.2	3.7	7.2	4.4
Depreciation	0.3	0.3	2.5	1.8	2.8	2.1

Carrying amount as of Dec. 31	0.2	0.4	4.0	3.6	4.2	4.0

(51)	Current Tax Assets

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Tax refund claims	3.6	3.4	0.2
Tax assets	0.3	0.3	0.0

Total	3.9	3.7	0.2

Tax refund claims against the tax authorities result from transactions which were subject to withholding tax on investment income. In addition, current income tax assets result from offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice.

(52)	Deferred Tax Assets

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Deferred tax assets	1.1	1.5	-0.4

Total	1.1	1.5	-0.4

The Group’s consolidated subsidiaries are subject to taxes. The Bank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz; KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz; GewStG). The calculation of deferred taxes is generally based on a corporate income tax rate (incl. solidarity surcharge) of 15.8% (as compared with 15.8% on December 31, 2007) and a uniform municipal trade tax rate of 16% (as compared with 16% on December 31, 2007).

Deferred tax assets were calculated on the basis of temporary differences between the IFRS balance sheet and the tax accounts as well as from existing loss carryforwards in the Group.

December 31, 2008

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Tax loss carryforwards	1.1	1.4	-0.3
Temporary differences	0.0	0.1	-0.1

Total	1.1	1.5	-0.4

December 31, 2007

	Dec. 31, 2007	Dec. 31, 2006	Change in
	€ million	€ million	€ million

Tax loss carryforwards	1.4	1.7	-0.3
Temporary differences	0.1	0.1	0.0

Total	1.5	1.8	-0.3

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A deferred tax asset of €26 thousand (as compared with €0.1 million on December 31, 2007) was recognized for the difference between the tax accounts and the IFRS balance sheet in the amount of €0.1 million (as compared with €0.5 million on December 31, 2007), which mainly resulted from the different treatment of pension provisions.

According to the most recent tax assessments for the Group as of December 31, 2006, DSV has tax loss carryforwards of €51.6 million (as compared with €52.0 million on December 31, 2007), €26.8 million (as compared with €27.0 million on December 31, 2007) of which relate to corporation tax and €24.8 million (as compared with €25.0 million on December 31, 2007) to municipal trade tax. The loss carryforwards at DSV mainly resulted from impairment losses recognized in prior fiscal years. LRB has tax loss carryforwards of €64.8 million (as compared with €64.7 million on December 31, 2007), €51.4 million (as compared with €49.1 million on December 31, 2007) of which relate to corporation tax and €13.4 million (as compared with €15.6 million on December 31, 2007) to municipal trade tax. The loss carryforwards of LRB primarily refer to the amortization of equity investments up until fiscal year 1999.

Deferred taxes on tax loss carryforwards are calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average earnings in recent years.

The planning horizon of LRB as an active company was set at five years due to the lack of visibility of its income, which is mainly generated from dividend payments. Based on the assumption of a breakeven result in the future, no deferred taxes were recognized on corporation tax or municipal trade tax.

December 31, 2008

	Dec. 31, 2007			Dec. 31, 2008
Deferred tax assets	€ million	Utilization	Additions	€ million

DSV
Corporation tax	0.5	0.0	0.0	0.5
Municipal trade tax	0.6	0.0	0.0	0.6
Total DSV	1.1	0.0	0.0	1.1
LRB
Municipal trade tax	0.3	0.3	0.0	0.0
Total LRB	0.3	0.3	0.0	0.0

Group total	1.4	0.3	0.0	1.1

December 31, 2007

	Dec. 31, 2006			Dec. 31, 2007
Deferred tax assets	€ million	Utilization	Additions	€ million

DSV
Corporation tax	0.6	0.1	0.0	0.5
Municipal trade tax	0.6	0.0	0.0	0.6
Total DSV	1.2	0.1	0.0	1.1
LRB
Municipal trade tax	0.5	0.2	0.0	0.3
Total LRB	0.5	0.2	0.0	0.3

Group total	1.7	0.3	0.0	1.4

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(53)	Other Assets

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Prepaid expenses	1.2	1.3	-0.1
Other	0.7	0.3	0.4

Total	1.9	1.6	0.3

Prepaid expenses mainly relate to personnel expenses as well as maintenance and license fees.

(54)	Liabilities to Banks

Liabilities to banks comprise the following items:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Payable on demand	1,653.9	76.9	1,577.0
Time deposits	4,284.4	2,259.5	2,024.9
Open market transactions	1,000.1	5,004.5	-4.004.4
Registered bonds and promissory note loans	2,746.1	3,139.1	-393.0
Global loans	812.9	623.8	189.1

Total	10,497.4	11,103.8	-606.4

(55)	Liabilities to Customers

Liabilities to customers can be broken down as follows:
	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Payable on demand	141.1	40.7	100.4
Time deposits	345.2	59.4	285.8
Registered bonds and promissory note loans	3,680.5	3,460.8	219.7
Loan agreements	64.3	80.0	-15.7
Other	44.9	46.5	-1.6

Total	4,276.0	3,687.4	588.6

(56)	Securitized Liabilities

Securitized liabilities comprise the following items:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Medium-term notes	39,912.1	41,291.8	-1,379.7
Global bonds	11,503.3	10,704.5	798.8
Euro commercial paper	12,738.8	10,377.2	2,361.6
Rentenbank bonds	1,354.0	1,441.7	-87.7
Bearer bonds	1,081.1	1,095.6	-14.5

Total	66,589.3	64,910.8	1,678.5

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(57)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Hedge accounting
Assets
Loans and advances to banks	828.5	155.4	673.1
Loans and advances to customers	9.9	0.5	9.4
Financial investments	351.8	150.2	201.6
Liabilities
Liabilities to banks	1.3	8.1	-6.8
Liabilities to customers	0.2	4.7	-4.5
Securitized liabilities	0.6	170.8	-170.2

Hedge accounting, total	1,192.3	489.7	702.6

Instruments designated as at fair value
Assets
Loans and advances to banks	15.1	2.4	12.7
Financial investments	106.2	111.0	-4.8
Liabilities
Liabilities to banks	66.0	72.4	-6.4
Liabilities to customers	12.9	25.4	-12.5
Securitized liabilities	3,229.9	4,753.0	-1,523.1
Subordinated liabilities	33.0	58.5	-25.5

Treasury Management	603.6	163.4	440.2

Instruments designated as at fair value, total	4,066.7	5,186.1	1,119.4

Other items
Assets
Loans and advances to banks	13.9	14.3	-0.4
Loans and advances to customers	0.5	–	0.5
Financial investments	18.2	19.0	-0.8
Liabilities
Securitized liabilities	13.1	–	13.1
Total other items	45.7	33.3	12.4

Total	5,304.7	5,709.1	-404.4

Loans and advances to banks included in “total other items” comprise embedded derivatives from liquidity assistance loans at a negative fair value of €0.4 million (as compared with €0.0 million on December 31, 2007).

(58)	Provisions

	Dec. 31, 2007	Utilization	Reversals	Additions	Dec. 31, 2008
	€ million	€ million	€ million	€ million	€ million

Pension provisions	87.5	5.5	0.0	5.6	87.6
Other provisions	13.9	6.8	0.2	7.1	14.0

Total	101.4	12.3	0.2	12.7	101.6

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a)	Provisions for pensions and similar obligations

The changes in pension provisions and the amounts recognized in the consolidated income statement are shown in the following table:

	2008	2007	Change in
	€ million	€ million	€ million

Present value of pension obligations as of January 1	86.7	95.5	-8.8
Less unrecognized actuarial gains (-)/losses (+)	-0.8	8.0	-8.8
Balance of provisions as of January 1	87.5	87.5	0.0
Current service cost	1.4	1.8	-0.4
Interest cost	4.2	4.0	0.2
Recognized past service cost	0.0	-0.6	0.6
Additions to pension provisions	5.6	5.2	0.4
Pension benefits paid	-5.5	-5.2	-0.3
Balance of provisions as of December 31	87.6	87.5	0.1
Plus unrecognized actuarial gains (-)/losses (+)	0.3	-0.8	1.1
Present value of pension obligations as of December 31	87.9	86.7	1.2

The difference between the actual pension obligations of €87.9 million and the reported provision of €87.6 million resulted in an actuarial loss of €0.3 million as of the balance sheet date. This actuarial gain is not recognized pursuant to the corridor approach set out in IAS 19.92 et seq.

The additions to pension provisions are reported in full under administrative expenses.

Pension obligations are calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2008	Dec. 31, 2007

Discount rate	5.60%	5.00%
Future salary increases
Increase based on collective wage agreements	3.00%	2.50%
Career trend until the age of 45	0.50%	0.50%
Future pension increases	1.00% - 3.00%	1.00% - 2.50%
Rate of inflation	2.00%	1.75%
Staff turnover rate	2.00%	2.00%

The Group maintains various pension plans. The differences in the pension increase rates are due to the fact that different rates of increase apply to the various pension plans.

The present value of pension obligations changed as follows:

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
	€ million	€ million	€ million

Present value of pension obligations	87.9	86.7	95.5
Experience adjustments of pension obligations	1.1	-9.5	8.2

b)	Other provisions

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Administration of former equity investments	11.0	11.7	-0.7
Other provisions	3.0	2.2	0.8

Total	14.0	13.9	0.1

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Provisions for the administration of former equity investments were mainly recognized for outstanding pension obligations. Other provisions primarily include provisions for potential payments for service anniversaries or early retirement.

(59)	Subordinated Liabilities

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Medium-term notes	955.2	926.0	29.2
Loan agreements	201.8	155.4	46.4
Promissory note loans	57.7	52.9	4.8

Total	1,214.7	1,134.3	80.4

The subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of €1,215 million (as compared with €1,134 million on December 31, 2007) after collateralization totals €42 million (as compared with €37 million on December 31, 2007). Of the total amount of the subordinated liabilities, 14% is attributable to a bond in the amount of JPY 25 billion or €174 million after collateralization. The bond matures on April 21, 2036. The related expense rate before collateralization is 2.8% . The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and do not provide for early repayment or conversion.

(60)	Other Liabilities

Other liabilities consist of the following:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Collateral	28.1	0.0	28.1
Deferred income	14.9	16.2	-1.3
Accruals in accordance with IAS 37	6.7	5.2	1.5
Discounted promotional contribution	6.6	4.5	2.1
Other liabilities	4.5	4.5	0.0

Total	60.8	30.4	30.4

The increase in other liabilities results, above all, from liabilities from collateral.

The German federal states (Bundeslaender) grant interest subsidies within the framework of investment support programs, which the Bank passes on to the agricultural sector under its promotional loans. The deferred income item includes the prepayments of these interest subsidies.

Accruals in accordance with IAS 37 mainly include obligations related to provisions from new business concluded.

Discounted promotional contributions relate to the interest subsidies and lump-sum administrative costs for committed, but not yet disbursed, special loans.

Miscellaneous liabilities primarily include liabilities to the tax authorities amounting to €1.2 million (as compared with €1.5 million on December 31, 2007) as well as option premiums recognized as liabilities in the amount of €0.8 million (as compared with €0.0 million on December 31, 2007).

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(61)	Equity

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	409.9	317.3	92.6
Guarantee reserve	309.3	369.7	-60.4
Other retained earnings	1,632.4	1,212.0	420.4
Total retained earnings	2,351.6	1,899.0	452.6
Revaluation reserve	-440.9	-44.0	-396.9
Group’s net profit	10.8	10.5	0.3

Total	2,056.5	2,000.5	56.0

The principal reserve and the guarantee reserve are recognized in the bank’s single-entity financial statements and transferred to the consolidated financial statements. The remaining net income for the year is transferred to other retained earnings, taking into account the distributable Group’s net profit.

(62)	Contingent Liabilities and Other Commitments

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	117.6	9.0	108.6
Other commitments
Irrevocable loan commitments	1,080.3	1,120.0	-39.7

Total	1,197.9	1,129.0	68.9

Contingent liabilities include default guarantees for capital market loans subject to interest subsidies in the amount of €4.3 million (as compared with €4.6 million on December 31, 2007) as well as a back-to-back guarantee amounting to €110 million from the German government. There are back-to-back guarantees granted by the government for capital market loans subject to interest subsidies that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based on the Bank’s mandate to promote agriculture. These liabilities were assumed from a public-sector institution; hence no financial effects are expected for the Bank.

Other commitments include irrevocable loan commitments from the lending business.

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Notes to Financial Instruments

(63)	Financial Instruments in Accordance with IAS 39 – Measurement Categories

	Full fair value		Hedge fair value		Amortized cost

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
	€ million	€ million	€ million	€ million	€ million	€ million

Assets
Held for trading
Positive fair values of derivative financial instruments	2,595.6	755.7	298.7	436.7
Designated as at fair value
Loans and advances to banks	26,176.7	34,983.4
Loans and advances to customers	4,472.9	0.0
Financial investments	14,835.2	12,097.5
Loans and receivables
Balances with central banks					28.0	90.7
Loans and advances to banks			22,357.4	19,177.7	4,572.6	5,882.1
Loans and advances to customers			228.9	30.5	1,772.0	1,267.1
Available for sale
Financial investments	610.5	6,987.7	6,659.1	6,348.6	118.2	163.6
Held to maturity
Financial investments					5,320.8	402.1

Total assets	48,690.9	54,824.3	29,544.1	25,993.5	11,811.6	7,805.6

Liabilities
Held for trading
Negative fair values of derivative financial instruments	4,112.4	5,219.4	1,192.3	489.7
Designated as at fair value
Liabilities to banks	7,779.6	8,107.0
Liabilities to customers	713.5	274.9
Securitized liabilities	53,669.0	48,242.0
Subordinated liabilities	1,132.2	1,062.4
Other liabilities
Liabilities to banks			1,048.5	827.5	1,669.3	2,169.3
Liabilities to customers			797.4	397.2	2,765.1	3,015.3
Securitized liabilities			7,649.0	13,300.4	5,271.3	3,368.4
Subordinated liabilities			57.7	52.9	24.8	19.0

Total liabilities	67,406.7	62,905.7	10,744.9	15,067.7	9,730.5	8,572.0

The “hedge fair value” column for the category “loans and receivables” includes, with respect to loans and advances to banks and to customers, the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Hedged items and derivatives that are allocated to hedge accounting and whose fair value changes are recognized in the result from hedge accounting are included in the “hedge fair value” column, irrespective of their measurement category.

The difference between the carrying amounts and the contractually agreed repayment for liabilities designated as at fair value amounts to €-514.6 million (as compared with €826.2 million on December 31, 2007). This amount results from measurement at fair value and from differences between the cost and the repayment amount, particularly for zero coupon bonds.

The amount of the maximum credit risk exposure for loans designated as at fair value totals €30,649.6 million (as compared with €34,983.4 million on December 31, 2007).

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(64)	Result in Accordance with IAS 39 – Measurement Categories

The earnings contributions can be broken down by measurement category as follows:

					Provision for loan
	Interest		Interest		losses/promotional
	income/amortization		expense/amortization		contribution		Subtotal (interest)

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	456.7	515.5	896.2	581.7	0.0	0.0	-439.5	-66.2
Designated as at fair value	2,446.6	2,597.5	2,617.2	3,101.0	39.1	0.1	-209.7	-503.6
Loans and receivables	1,143.0	1,062.9	1.7	0.5	19.1	17.3	1,122.2	1,045.1
Available for sale	360.4	613.1	0.4	0.4	0.0	0.0	360.0	612.7
Held to maturity	270.5	16.6	0.2	0.1	0.0	0.0	270.3	16.5
Other liabilities	0.8	0.1	811.7	922.3	0.0	0.0	-810.9	-922.2
No financial instruments	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1

Total	4,678.1	4,805.8	4,327.4	4,606.0	58.2	17.4	292.5	182.4

							Subtotal
			Fee and commission		Fee and commission		(interest and fees and
	Subtotal (interest)		income		expenses		commissions)

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	-439.5	-66.2	0.0	0.0	0.0	0.2	-439.5	-66.4
Designated as at fair value	-209.7	-503.6	0.1	0.0	1.3	0.9	-210.9	-504.5
Loans and receivables	1,122.2	1,045.1	0.1	0.4	0.0	0.0	1,122.3	1,045.5
Available for sale	360.0	612.7	0.0	0.0	0.5	0.9	359.5	611.8
Held to maturity	270.3	16.5	0.0	0.0	0.4	0.0	269.9	16.5
Other liabilities	-810.9	-922.2	0.0	0.0	0.0	0.0	-810.9	-922.2
No financial instruments	0.1	0.1	1.1	0.6	0.0	0.0	1.2	0.7

Total	292.5	182.4	1.3	1.0	2.2	2.0	291.6	181.4

	Subtotal		Result from fair value
	(interest and fees and		measurement and from
	commissions)		hedge accounting		Other		Total

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	-439.5	-66.4	1,462.9	891.9	0.0	0.0	1,023.4	825.5
Designated as at fair value	-210.9	-504.5	-1,938.4	-718.0	0.0	0.0	-2,149.3	-1,222.5
Loans and receivables	1,122.3	1,045.5	892.0	-230.1	0.0	0.0	2,014.3	815.4
Available for sale	359.5	611.8	290.3	-151.0	-48.4	1.4	601.4	462.2
Held to maturity	269.9	16.5	0.0	0.0	0.0	0.0	269.9	16.5
Other liabilities	-810.9	-922.2	-445.1	112.8	0.0	0.0	-1,256.0	-809.4
No financial instruments	1.2	0.7	0.0	0.0	-41.5	-37.4	-40.3	-36.7

Total	291.6	181.4	261.7	-94.4	-89.9	-36.0	463.4	51.0

All results to be recognized in the income statement are presented for the financial instruments by category; these mainly include results from interest, fees, and commissions as well as from the measurement at fair value and from hedge accounting. As far as existing hedging relationships are concerned, the results from fair value measurement and from hedge accounting of hedging instruments are reported under the category “held for trading” and the results of hedged items under the categories “loans and receivables” or “other liabilities.” Income and expenses not generated from financial instruments are reported in the line item “no financial instruments.” Personnel expenses, administrative expenses, depreciation and write-downs of operating and office equipment, taxes, and other operating expenses and income are shown in the “other” column.

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(65)	Additional Disclosures on the Fair Value of Financial Instruments

The following table shows the fair values of all financial instruments that are not recognized at fair value in the balance sheet and their respective carrying amounts.

	Dec. 31, 2008			Dec. 31, 2007

		Carrying			Carrying
	Fair value	amount	Difference	Fair value	amount	Difference
	€ million	€ million	€ million	€ million	€ million	€ million

Assets
Cash and balances with central banks	28.0	28.0	0.0	90.8	90.8	0.0
Loans and advances to banks	26,852.4	26,930.0	-77.6	24,931.3	25,059.8	-128.5
Loans and advances to customers	2,001.5	2,000.9	0.6	1,292.3	1,297.6	-5.3
Financial investments	5,242.1	5,320.8	-78.7	392.1	402.1	-10.0

Total assets	34,124.0	34,279.7	-155.7	26,706.5	26,850.3	-143.8

Liabilities
Liabilities to banks	2,743.8	2,717.7	26.1	3,007.0	2,996.8	10.2
Liabilities to customers	3,616.7	3,562.5	54.2	3,385.4	3,412.5	-27.1
Securitized liabilities	12,908.3	12,920.4	-12.1	16,676.9	16,668.8	8.1
Subordinated liabilities	79.8	82.5	-2.7	73.1	71.9	1.2

Total liabilities	19,348.6	19,283.1	65.5	23,142.4	23,150.0	-7.6

Loans and advances to banks and to customers include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” The fair value of equity investments accounted for at cost cannot be reliably determined.

(66)	Derivatives

Presentation of volumes for 2008:

		Fair values	Fair values
	Notional amounts	positive	negative
	Dec. 31, 2008	Dec. 31, 2008	Dec. 31, 2008
	€ million	€ million	€ million

Interest rate risks
Interest rate swaps	68,611	1,330	1,370
– thereof termination and conversion rights embedded in swaps	689	25	14
Swaptions	339	0	8
– thereof purchases	0	0	0
– thereof sales	339	0	8
Other forward interest rate contracts	9	9	0
Total exposure to interest rate risks	69,019	1,339	1,378
Currency risks
Cross-currency interest rate swaps	41,455	1,472	3,371
– thereof currency options embedded in swaps	205	13	10
– thereof termination rights embedded in swaps	87	0	7
Currency swaps	10,091	81	552
Total exposure to currency risks	51,546	1,553	3,923
Share price risk and other price risks
Share index swaps	101	2	4
– thereof stock options embedded in swaps	101	2	4
Total exposure to share price risk and other price risks	101	2	4

Interest rate, currency, share price and other price risks	120,666	2,894	5,305

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Presentation of volumes for 2007:

		Fair values	Fair values
	Notional amounts	positive	negative
	Dec. 31, 2007	Dec. 31, 2007	Dec. 31, 2007
	€ million	€ million	€ million

Interest rate risks
Interest rate swaps	115,431	876	627
– thereof termination and conversion rights embedded in swaps	1,670	8	23
Swaptions	276	0	5
– thereof purchases	0	0	0
– thereof sales	276	0	5
Other forward interest rate contracts	2,008	8	0
Total exposure to interest rate risks	117,715	884	632
Currency risks
Cross-currency interest rate swaps	38,167	305	4,921
– thereof currency options embedded in swaps	158	1	19
– thereof termination rights embedded in swaps	67	0	7
Currency swaps	7,162	1	142
Total exposure to currency risks	45,329	306	5,063
Share price risk and other price risks
Share index swaps	101	2	14
– thereof stock options embedded in swaps	101	2	14
Total exposure to share price risk and other price risks	101	2	14

Interest rate, currency, share price and other price risks	163,145	1,192	5,709

Structure of counterparties for 2008:

		Fair values	Fair values
	Notional amounts	positive	negative
	Dec. 31, 2008	Dec. 31, 2008	Dec. 31, 2008
	€ million	€ million	€ million

Banks in the EU/OECD countries	111,005	2,466	4,918
Other counterparties in the EU/OECD countries	9,661	428	387

Total	120,666	2,894	5,305

Structure of counterparties for 2007:

		Fair values	Fair values
	Notional amounts	positive	negative
	Dec. 31, 2007	Dec. 31, 2007	Dec. 31, 2007
	€ million	€ million	€ million

Banks in the EU/OECD countries	148,944	1,112	4,698
Other counterparties in the EU/OECD countries	14,201	80	1,011

Total	163,145	1,192	5,709

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(67)	Liquidity Analysis

	Dec. 31, 2008	Dec. 31, 2007	Change in
Assets	€ million	€ million	€ million

Loans and advances to banks
up to 3 months	8,032	11,852	-3,820
more than 3 months to 1 year	9,394	16,162	-6,768
more than 1 year to 5 years	17,423	16,343	1,080
more than 5 years	17,801	16,036	1,765
Loans and advances to customers
up to 3 months	6,231	1,234	4,997
more than 3 months to 1 year	22	2	20
more than 1 year to 5 years	212	56	156
more than 5 years	3	1	2
Positive fair values of derivative financial instruments
up to 3 months	55	375	-320
more than 3 months to 1 year	43	6	37
more than 1 year to 5 years	570	125	445
more than 5 years	100	-18	118
Financial investments
up to 3 months	3,154	1,149	2,005
more than 3 months to 1 year	3,300	3,011	289
more than 1 year to 5 years	15,228	14,641	587
more than 5 years or unspecified maturity	6,229	7,258	-1,029
Irrevocable loan commitments
up to 3 months	569	1,109	-540
more than 3 months to 1 year	454	463	-9
more than 1 year to 5 years	60	43	17
more than 5 years or unspecified maturity	207	253	-46

	Dec. 31, 2008	Dec. 31, 2007	Change in
Liabilities	€ million	€ million	€ million

Liabilities to banks
up to 3 months	7,057	7,474	-417
more than 3 months to 1 year	791	699	92
more than 1 year to 5 years	961	1,586	-625
more than 5 years	1,669	1,355	314
Liabilities to customers
up to 3 months	535	219	316
more than 3 months to 1 year	294	403	-109
more than 1 year to 5 years	1,709	1,234	475
more than 5 years	1,879	1,893	-14
Securitized liabilities
up to 3 months	14,153	14,593	-440
more than 3 months to 1 year	10,627	8,950	1,677
more than 1 year to 5 years	29,598	28,564	1,034
more than 5 years	11,375	13,751	-2,376
Negative fair values of derivative financial instruments
up to 3 months	493	-1,552	2,045
more than 3 months to 1 year	869	1,158	-289
more than 1 year to 5 years	2,894	2,369	525
more than 5 years	633	1,310	-677
Subordinated liabilities
up to 3 months	27	3	24
more than 3 months to 1 year	14	70	-56
more than 1 year to 5 years	436	272	164
more than 5 years	719	710	9

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The amounts stated in the liquidity analysis represent the contractually agreed cash flows, rather than the partially discounted cash flows. Such undiscounted cash flows may differ from the amount reported in the balance sheet because the latter is partially based on discounted cash flows. The cash flows from positive and negative fair values of derivative financial instruments have been allocated to the appropriate side of the balance sheet depending on their fair value. Accordingly, negative cash inflows may have a positive fair value and vice versa.

(68)	Maturity Analysis

	Dec. 31, 2008	Dec. 31, 2007	Change in
Assets	€ million	€ million	€ million

Loans and advances to banks
up to 12 months	18,152.7	28,918.1	-10,765.4
more than 12 months	34,954.0	31,125.1	3,828.9
Loans and advances to customers
up to 12 months	6,248.5	1,235.9	5,012.6
more than 12 months	225.3	61.7	163.6
Positive fair values of derivative financial instruments
up to 12 months	581.2	344.8	236.4
more than 12 months	2,313.1	847.6	1,465.5
Financial investments
up to 12 months	6,556.4	4,852.9	1,703.5
more than 12 months	20,987.4	21,146.6	-159.2

	Dec. 31, 2008	Dec. 31, 2007	Change in
Liabilities	€ million	€ million	€ million

Liabilities to banks
up to 12 months	7,927.7	8,242.7	-315.0
more than 12 months	2,569.7	2,861.1	-291.4
Liabilities to customers
up to 12 months	828.0	649.5	178.5
more than 12 months	3,448.0	3,037.9	410.1
Securitized liabilities
up to 12 months	25,069.3	24,763.1	306.2
more than 12 months	41,520.0	40,147.7	1,372.3
Negative fair values of derivative financial instruments
up to 12 months	1,477.5	1,466.9	10.6
more than 12 months	3,827.2	4,242.2	-415.0
Subordinated liabilities
up to 12 months	41.4	74.4	-33.0
more than 12 months	1,173.3	1,059.9	113.4

The maturity analysis includes the carrying amounts of all financial instruments, which are presented in groups by maturity (“up to 12 months” and “more than 12 months”). Transactions with an unspecified maturity were assumed to have a maturity of less than 12 months. Loans and advances to banks and to customers include the corresponding portions from the balance sheet item “fair value changes of hedged items in a portfolio hedge.” The other assets are not reflected in the above table as a result of their lack of materiality. The liability items include financial instruments and the immaterial other liability items as well as the pension provisions, of which €5.8 million (as compared with €4.8 million on December 31, 2007) have a maturity of up to 12 months and €81.8 million (as compared with €82.7 million on December 31, 2007) have a maturity of more than 12 months.

Other Disclosures

(69)	Capital Management

The investment of capital is decided by the Board of Managing Directors after the preparation of the financial statements, upon proposal by the Liquidity Committee. The decision takes into account the forecasted interest trend as well as the maturity structure of the financial instruments carried as assets.

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(70)	Regulatory Capital

The Group’s regulatory capital is determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act.

The calculation of the amount of the Group’s own funds is made in accordance with Section 64h (4) of the German Banking Act based on the separate financial statements of the Group companies. Own funds comprise liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2) – plus Tier 3 capital.

Subscribed capital of €176 million (as compared with €160 million on December 31, 2007) consists of basic capital in the amount of €135 million, which was provided by the agricultural and forestry sector of the Federal Republic of Germany. An amount of €687 million (as compared with €655 million on December 31, 2007) of disclosed reserves totaling €715 million (as compared with €683 million on December 31, 2007) is attributable to the principal and guarantee reserves.

As of December 31, 2008, the subordinated liabilities amount to €1,166 million (as compared with €1,022 million on December 31, 2007) on the basis of the values according to the German Commercial Code. The associated interest rates amount to up to 5.5% for maturities until April 21, 2036. Of the subordinated liabilities with longer terms to maturity, an amount of €953 million (as compared with €978 million on December 31, 2007) meets the requirements for inclusion as liable capital pursuant to Section 10 (5a) of the German Banking Act. Taking into account the capping limit (50% of the core capital), €945 million (as compared with €883 million in 2007) are incorporated as liable capital.

The composition of the Group’s consolidated own funds as of December 31, 2008, on the basis of the HGB values is shown in the following table:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Analysis of own funds
Subscribed capital	176	160	16
Disclosed reserves	715	683	32
Fund for general banking risks	1,013	937	76
Intangible assets	-1	-1	0
Loss carryforward	-13	-13	0

Tier 1 capital	1,890	1,766	124

Subordinated liabilities	945	883	62
Other components	97	189	-92

Tier 2 capital	1,042	1,072	-30

Liable capital	2,932	2,838	94

Tier 3 capital	8	95	-87

thereof Tier 3 capital utilized	1	1	0

Total own funds	2,933	2,839	94

Own funds for large loan exposures from overall business	2,940	2,933	7

The loss carryforwards as reported under HGB are attributable to the subsidiary DSV and result from impairment losses in previous years.

In accordance with the German Solvency Regulation (Solvabilitätsverordnung, SolvV), the core capital ratio (core capital/risk-weighted assets) may not be less than 4% and the capital ratio (liable capital/risk-weighted assets) as well as the total capital ratio (eligible own funds/total of risk-weighted assets and 12.5 -times the capital charge for market risk positions) may not be less than 8%.

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	Dec. 31, 2008	Dec. 31, 2007	Change in
	€ million	€ million	€ million

Risk-weighted assets	14,859	16,822	-1,963
Capital requirements
Credit risk	1,189	1,346	-157
Market risk	1	1	0
Operational risk	27	27	0

Risk-weighted assets pursuant to Principle I of the German Banking Act (Grundsatz I) amounted to €16,942 million as of December 31, 2007.

The following ratios were calculated on Group level as of the reporting date:

	Dec. 31, 2008	Dec. 31, 2007	Change in
	%	%	%

Tier 1 ratio pursuant to SolvV	12.4	10.3	2.1
Total capital ratio pursuant to SolvV	19.3	16.5	2.8

As of December 31, 2007, the core capital ratio pursuant to Principle I of the German Banking Act (Grundsatz I) amounted to 10.4%, the total capital ratio pursuant to German Banking Act (Grundsatz I) was 16.7% .

The Bank’s ratios only marginally differ from the Group’s ratios. The Bank fulfilled the regulatory capital requirements at all times in the year under review.

(71)	Capital Adequacy

Capital requirements for credit risks and for equity investments

As described in the overall banking strategy and the risk-bearing capacity concept, the risk cover is sufficient to cover current and future risks.

The Credit Risk Standardized Approach (CRSA) is used for all exposure classes to determine the regulatory capital requirements for credit risks.

Specific risk weightings, as prescribed by the German regulatory authority, apply for capital requirements for credit risk. The risk weight for the exposure classes “Central governments” and “Corporates” depends on the external rating, while the risk weight of the “Institutions” class depends on the external rating of the country of domicile.

The following table shows the capital requirements from the credit risk under CRSA by exposure classes as of December 31, 2008:

€ million

– Institutions	1,116
– Corporates	13
– Equity investment	13
– Covered bonds issued by financial institutions	45
– Other items	2

Capital requirements for credit risks	1,189

Capital Requirements for Market Risks

In order to determine the capital requirements for foreign currency risks, we calculate the total currency exposure, which amounts to €1 million as of December 31, 2008, based on the standardized approach.

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There are no commodity, trading book or other market risk exposures. The Bank does not use its own risk models.

Capital Requirements for Operational Risks

In the year under review, the exposure to operational risks was determined for regulatory purposes using the basic indicator approach. Capital requirements for operational risk amounted to €27 million as of December 31, 2008.

(72)	Exposure Amounts with Risk Weights Prescribed by Regulatory Authorities

In the context of the determination of the capital requirements for credit risk exposures under CRSA, the Bank only uses external ratings by Moody’s Investors Service in the exposure classes “Corporates,” “Institutions” and “Central governments.”

The following overview shows the amount of the credit risk exposures before and after collateral of the regulatory risk weights applicable under CRSA as of December 31, 2008. Due to substitution effects, the exposure amounts with originally higher risk weights are replaced by exposure amounts with lower risk weights.

	Total of amounts receivable outstanding
Risk weight
in %	before credit risk mitigation	after credit risk mitigation
	€ million	€ million
0	5,090	13,247
10	5,641	5,641
20	72,313	69,815
50	205	205
100	5,925	266
CRSA, total	89,174	89,174

(73)	Credit Risk Mitigation Techniques

Only warranties, especially guarantees and indemnities as well as financial collateral from collateral management agreements within the scope of the Solvability Regulation, are used by the Bank to reduce the capital charge.

The German federal government, the German federal states and local authorities are of major significance as protection providers.

Under the CRSA, the following collaterals are used as of December 31, 2008:

Portfolio	Financial	Guarantees and
€ million	collateral	credit derivatives

Central governments	—	5,591
Regional governments and local authorities	—	1,958
Institutions	416
Corporates	192

Total	608	7,549

(74)	Assets Pledged or Accepted as Security

Derivatives are generally entered into by the Group for hedging purposes. Only counterparties from EU/OECD countries with top credit quality are chosen for such transactions. The Bank has concluded collateral agreements with the majority of counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, the Bank undertakes to provide cash deposits denominated in euros in the

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case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The interest applied to the collateral provided and accepted is the EONIA rate. Interest payments are made on a monthly basis. The carrying amounts of the cash collateral from the collateral management agreements amounted to €304.8 million (as compared with €656.0 million on December 31, 2007) for loans and advances and €302.9 million (as compared with €49.4 million on December 31, 2007) for liabilities. Otherwise, the Group does not have any collateral that may be liquidated prior to default of the related loan and advance.

In order to ensure solvency, there was a freely available collateral in the nominal amount of €24,536 million (as compared with €18,246 million on December 31, 2007) as of the balance sheet date. Securities with a principal amount of €1,000 million (as compared with €5,000 million on December 31, 2007) were deposited with Deutsche Bundesbank within the context of open market transactions at the end of the reporting period.

As of December 31, 2008, there are liabilities from the money-market business of €530.0 million (as compared with €0.0 million on December 31, 2007) against Eurex Clearing AG. Within the scope of the collateral agreements, securities from the Bank’s portfolio were provided as initial margin with a nominal amount of €332.0 million (as compared with €0.0 million on December 31, 2007)as well as collateral for the liabilities incurred with a nominal amount of €534.4 million (as compared with €0.0 million on December 31, 2007), i. e. a total of €866.4 million (as compared with €0.0 million on December 31, 2007).

(75)	Derivative Credit Risk Exposures and Netting Positions

The credit risk exposure from all derivative transactions amounted to €1,569 million (credit equivalent value) as of December 31, 2008. This exposure is determined using mark-to-market method. The use of netting options from standardized netting arrangements as well as netting arrangements accepted by regulatory authorities generally with all counterparties lead to a reduction of positive replacement values.

The following overview shows the positive replacement values from derivative transactions as of December 31, 2008, before and after application of netting arrangements and eligible collateral:

	Positive fair			Positive fair
	values before			values after
	netting and			netting and
	collateral	Netting	Eligible	collateral
€ million	arrangements	arrangements	collateral	arrangements

Interest rate contracts	1,339	—	—	—
Foreign exchange contracts	1,553	—	—	—
Equity/index-related contracts	2	—	—	—

Total	2,894	2,454	303	137

The Bank does not have any credit derivatives.

(76)	Volumes of Foreign Currency Transactions

Due to the business strategy of the Group, there are no open currency positions. The currency risk is limited to the daily exchange rate changes to the balances in accounts held with correspondent banks denominated in foreign currencies.

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The following table shows the related nominal foreign currency balances as of December 31, 2008:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	0.1	28.0	40.4	77.0	0.0	0.0	77.2	222.7
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	94.6	214.4	33.7	481.2	37.7	0.0	48.8	910.4
Derivative financial instruments	35,878.7	2,858.0	1,114.1	3,419.0	1.501,9	3,813.0	2,448.3	51,033.0

Total assets	35,973.4	3,100.4	1,188.2	3,977.2	1,539.6	3,813.0	2,574.3	52,166.1

Balance sheet liabilities
Liabilities to banks	148.7	2.2	0.0	0.0	0.0	0.0	0.0	150.9
Liabilities to customers	46.0	0.0	0.0	63.4	0.0	0.0	0.0	109.4
Securitized liabilities	33,854.7	3,015.5	1,080.4	2,332.3	1,501.9	3,776.0	2,448.3	48,009.1
Subordinated liabilities	21,6	0,0	67,3	807,0	0,0	0,0	0,0	895,9
Derivative financial instruments	1,902.4	82.7	40.4	774.4	37.7	37.0	126.0	3,000.6

Total liabilities	35,973.4	3,100.4	1,188.1	3,977.1	1,539.6	3,813.0	2,574.3	52,165.9

Net currency position	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.2

The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2008 amounts to €0.0 million and is reported in “net trading result.”

The following table shows the related nominal foreign currency balances as of December 31, 2007:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	0.1	30.8	36.3	58.9	0.0	0.0	89.5	215.6
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	62.1	319.4	42.3	455.6	44.3	0.0	72.6	996.3
Derivative financial instruments	30,505.3	2,331.9	1,553.7	3,458.7	1,851.3	4,051.5	2,812.2	46,564.6

Total assets	30,567.5	2,682.1	1,632.3	3,973.2	1,895.6	4,051.5	2,974.3	47,776.5

Balance sheet liabilities
Liabilities to banks	140.6	10.3	24.2	0.0	0.0	0.1	77.1	252.3
Liabilities to customers	17.0	0.0	0.0	78.8	0.0	0.0	0.0	95.8
Securitized liabilities	28,495.1	2,536.5	1,523.5	2,569.5	1,851.3	4,001.2	2,812.1	43,789.2
Subordinated liabilities	20.4	0.0	60.4	647.5	0.0	0.0	0.0	728.3
Derivative financial instruments	1,894.3	135.3	24.2	677.2	44.3	50.3	85.2	2,910.8

Total liabilities	30,567.4	2,682.1	1,632.3	3,973.0	1,895.6	4,051.6	2,974.4	47,776.4

Net currency position	0.1	0.0	0.0	0.2	0.0	-0.1	-0.1	0.1

The foreign exchange gain/loss resulting from the measurement of open currency positions in 2007 amounts to €0.0 million and is reported in “net trading result.”

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(77)	Equity Investments

	Subscribed	Shareholding
	capital in	in
	€ million	%
	2008	2008	Consolidation

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	100.0	consolidated
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt	17.9	100.0	consolidated
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	100.0	not consolidated
Deutsche Bauernsiedlung - Deutsche Gesellschaft für
Landentwicklung GmbH, Frankfurt	8.7	25.1	not consolidated
LAND-DATA Gesellschaft für Verarbeitung
landwirtschaftlicher Daten GmbH, Hannover	0.8	10.9	not consolidated
Landgesellschaft Mecklenburg-Vorpommern mbH,
Leezen	10.2	9.8	not consolidated
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	5.6	not consolidated
DZ Bank AG Deutsche Zentral- Genossenschaftsbank,
Frankfurt	3,028.4	3.4	not consolidated
Landesgesellschaft Schleswig-Holstein mbH, Kiel	27.5	3.2	not consolidated
Thüringer Landgesellschaft mbH, Erfurt	7.7	0.6	not consolidated

We elected not to consolidate the shareholdings in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, due to lack of materiality. As a result of the small percentage of interests held in subscribed capital, the other companies were not required to be consolidated.

(78)	Related Party Disclosures

In accordance with IAS 24, transactions between related parties and the Group of the Landwirtschaftliche Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Advisory Board as well as the unconsolidated companies where the shareholding amounts to more than 10% (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, and LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten GmbH, Hannover). Related party transactions are entered into on an arm’s length basis.

The following transactions were entered into with members of the Board of Managing Directors and the unconsolidated companies:

	Board of Managing Directors				Unconsolidated companies

	Volume		Outstanding balances		Volume		Outstanding balances

in € million	2008	2007	2008	2007	2008	2007	2008	2007

Deposits	0.6	0.9			9.2	9.0
Loans
Securities

Total	0.6	0.9	0.0	0.0	9.2	9.0	0.0	0.0

The Group did not enter into transactions with members of the Advisory Board.

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The following remuneration was determined for the individual members of the Board of Managing Directors and the managing directors for fiscal year 2008:

			Variable		Other
	Fixed remuneration		remuneration		remuneration		Total

in €’000s	2008	2007	2008	2007	2008	2007	2008	2007

Hans Bernhardt	275.0	250.0	275.0	225.0	31.0	28.1	581.0	503.1
Dr. Marcus Dahmen
(since Oct. 1, 2007)	330.0	75.0	300.0	0.0	9.0	3.0	639.0	78.0
Hans Jürgen Ploog
(until June 30, 2008)	200.0	400.0	340.0	305.0	7.0	15.7	547.0	720.7
Dr. Horst Reinhardt	275.0	250.0	225.0	150.0	22.0	18.1	522.0	418.1
Dr. h.c. Uwe Zimpelmann
(until September 30, 2007)	—	337.5	—	305.0	—	8.2	—	650.7
Board of Managing Directors of
Rentenbank, total	1,080.0	1,312.5	1,140.0	985.0	69.0	73.1	2,289.0	2,370.6
Management of LRB and DSV
Jens Kollmann	12.3	12.3	—	—	—	—	12.3	12.3
Hans Erich Waßmuth	12.3	12.3	—	—	—	—	12.3	12.3
Management of LRB and DSV, total	24.6	24.6	0.0	0.0	0.0	0.0	24.6	24.6

Post-employment benefits to members of the Board of Managing Directors were recognized as an expense in the amount of €340 thousand (as compared with €532 thousand on December 31, 2007) in 2008.

Pension obligations to former members of the Board of Managing Directors and former managing directors as well as their surviving dependants total €15,673 thousand (as compared with €10,986 thousand on December 31, 2007) as of December 31, 2008. Benefits paid in the reporting period amount to €1,090 thousand (as compared with €677 thousand on December 31, 2007).

In accordance with the applicable remuneration arrangements, the Chairman of the Advisory Board receives a fixed remuneration of €25 thousand and the Deputy Chairman €12.5 thousand. Members who chair a committee of the Advisory Board receive €10 thousand, unless they already receive a higher remuneration. Members of the Advisory Board working in a committee receive a remuneration of €8.5 thousand, while members not working on a committee receive a remuneration of €7 thousand. In addition, members of the Advisory Board receive attendance fees amounting to €0.5 thousand per meeting attended.

The total remuneration for Advisory Board activities in the year under review amounted to €208 thousand (as compared with €211 thousand on December 31, 2007), both figures including VAT. The following table shows the individual remuneration, not including VAT:

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	Membership		Remuneration		Attendance fees

in €‘000s	2008	2007	2008	2007	2008	2007

Gerd Sonnleitner (Chairman)	01.01. – 31.12	01.01. - 31.12.	25.0	25.0	2.5	2.5
Ilse Aigner	31.10 . – 31.12.	—	2.1	—	0.5	—
Dr. Till Backhaus	01.01 . – 31.12.	—	7.0	—	1.0	—
Dr. Helmut Born	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	2.0	1.5
Dr. Rolf–E. Breuer	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0	1.0	1.0
Dr. Ulrich Brixner	01.01. – 30.06.	01.01. – 31.12.	4.3	8.5	0.5	1.0
Wilhelm Dietzel	01.01. – 31.12.	—	7.0	—	1.5	—
Hans–Heinrich Ehlen	—	01.01. – 31.12.	—	7.0	—	1.5
Bruno Fehse	01.01 . – 14.05.	15.05. – 31.12.	2.6	4.4	0.5	1.0
Dr.Thomas R. Fischer	–	01.01. – 02.08.	—	5.0	—	—
Udo Folgart	01.07 . – 31.12.	01.01. – 30.06.	3.5	3.5	1.0	—
Heinrich Haasis	01.01. – 31.12.	09.11. – 31.12.	8.5	1.4	1.0	—
Peter Hauk	—	01.01. – 31.12.	—	7.0	—	1.0
Werner Hilse	01.01 . – 30.06.	01.01. – 31.12.	4.3	8.5	0.5	1.0
Dietrich Jahn	11.12 . – 31.12.	—	0.6	—	—	—
Wolfgang Kirsch	06.11 . – 31.12.	—	1.4	—	0.5	—
Berthold Leber	01.01 . – 24.10.	01.01. – 31.12.	7.1	8.5	0.5	1.5
Erika Lenz	—	01.01. – 31.12.	—	8.5	—	1.5
Franz-Josef Möllers	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.5
Stefan Mörsdorf	01.01. – 31.12.	—	7.0	—	0.5	—
Manfred Nüssel	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.0
Brigitte Scherb	01.01. – 31.12.	—	8.1	—	0.5	—
Horst Seehofer	01.01 . – 27.10.	01.01. – 31.12.	10.4	12.5	0.5	1.5
Norbert Schindler	01.01. – 31.12.	01.07. – 31.12.	7.3	3.5	1.5	1.0
Dr. Volker Sklenar	—	01.01. – 31.12.	—	7.0	—	0.5
Dr. Peter Traumann	15.05 . – 31.12.	01.01. – 14.05.	4.4	2.6	1.0	0.5
Dr. Jörg Wendisch	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	2.0	2.0
Hans-Joachim Wilms	01.01. – 31.12.	01.01. – 31.12.	8.5	8.5	1.0	1.0

(79)	Average Number of Employees

	2008			2007

	Men	Women	Total	Men	Women	Total

Full-time employees	111	74	185	106	73	179
Part-time employees	1	20	21	2	18	20

Total	112	94	206	108	91	199

(80)	Auditors’ Fees

	2008	2007
	€000’s	€000’s

Audit of financial statements	312	283
Other audit or valuation services	104	78
Other services	104	16

Frankfurt/Main, March 9, 2009		LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Dahmen	/s/ Bernhardt	/s/ Dr. Reinhardt

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ACCOUNTANT’S REPORT

For the complete consolidated financial statements and the group management report we have issued an unqualified Auditors’ Report according to § 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German consolidated financial statements and the group management report and not to the English translation of the consolidated financial statements and the group management report. The translation of the Auditors’ Report reads as follows:

Group Auditors’ Report

We have audited the annual financial statements prepared by the Landwirtschaftliche Rentenbank, Frankfurt am Main, comprising the income statement, balance sheet, statement of changes in equity, statement of cash flows and the notes to the financial statements together with the group management report for the business year from January 1 to December 31, 2008. The preparation of the consolidated financial statements and the group management report in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and its Statutes, are the responsibility of Rentenbank’s management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit on the consolidated financial statements in accordance with § 317 of the German Commercial Code (Handelsgesetzbuch or HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and the significant estimates made by Rentenbank’s management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the IFRS, and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and its Statutes and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents opportunities and risks of future development.

Frankfurt am Main, March 9, 2009

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs)	(Dr. Theileis)
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Accounting Regulation for Banks and Financial Service Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute - the “Bank Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government's supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as exhaustive of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Trading portfolio and the “liquidity reserve” securities are current assets and recorded at the lower of cost or market. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). According to Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are included in the statements of income.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and accordingly follow the lower of cost or market. That is, while unrealized losses on trading derivatives are recorded in current income, unrealized gains are not recognized. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP (SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Changes in the value of derivative instruments are recognized in the income statement as they arise, unless they satisfy stringent criteria for hedge accounting (including designation and high effectiveness), supported by formal documentation. The accounting treatment of the hedging instruments as well as the hedged items depends on the type of hedge designation (fair value hedge or cash flow hedge), the offset being in either current income or other comprehensive income. Also depending on the hedge designation, the carrying value of the hedged item may need to be adjusted to offset the changes in the fair value of the hedging derivative. Any ineffectiveness resulting from the hedge relationship is recognized in income.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions recorded for counterparty exposure equal the level of anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, serving as a cushion for unexpected credit losses, banks maintain a general reserve based on their historical loan loss experience. In general, the calculation of such general reserve follows the guidance and parameters included in the applicable tax laws.

Under U.S. GAAP, guidance relating to the impairment of loans is included in SFAS 5, “Accounting for Contingencies”, and SFAS 114, “Accounting by Creditors for Impairment of a Loan”. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan’s effective interest rate, or where the loan is collateral dependent based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. SFAS 5 requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provision for general banking risks by setting up certain disclosed or “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code, the disclosed reserves are based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve at a lower amount than required in order to reflect the risks associated with the banking business. Because the assets are shown at lower amounts in the balance sheet, there is no actual reserve shown on the balance sheet. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code and the principle of prudence, a general provision for groups of receivables with a similar risk exposure is al so permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, provisions are only recorded when certain criteria are met. In accordance with SFAS 5, “Accounting for Contingencies”, a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax office. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured as the

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difference between the book value and the fair value of the asset. The fair value is preferably calculated using a present value technique (discounted cash-flows). After recording such impairment charge, U.S. GAAP does not permit subsequent recovery.

Pension Provisions

Under German GAAP, pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a valuation benchmark (partial value) in line with tax regulations.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions” which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method, including assumptions for future salary increases. Actuarial gains or losses outside of a 10% “corridor” must immediately be recognized as a component of net pension cost. Gains and losses inside the corridor can be amortized over future periods.

Assets and Liabilities Held in Trust

Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

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Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 11 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

			As of	As of
			December 31,	December 31,
			2008	2007

			€ million	€ million

Assets
1.	Cash and balances with central banks
	a)	Cash on hand	0.1	0.1
	b)	Balances at central banks	28.0	90.7

			28.1	90.8
		of which:
		with Deutsche Bundesbank
		€28.0 m (2007: €90.7 m)
2.	Loans and advances to banks
	a)	Payable on demand	220.0	706.3
	b)	Other loans and advances	53,082.7	60,405.6

			53,302.7	61,111.9
3.	Loans and advances to customers
		of which:
		Secured by charges on real property
		€—m (2007: €—m)
		Loans to local authorities
		€5,349.3 m (2007: €960.7 m)	6,731.1	1,579.7
4.	Debt securities and other fixed-income securities
	a)	Money market securities
		aa) Other issuers	463.0	254.3
		of which
		Securities eligible as collateral with
		Deutsche Bundesbank €463.0 m (2007: €102.0m)
	b)	Bonds and debt securities
		ba) Public-sector issuers	347.9	593.5
		of which
		Securities eligible as collateral with
		Deutsche Bundesbank €208.8 m (2007: €363.8 m)
		bb) Other issuers	26,865.9	25,021.3

			27,213.8	25,614.8
		of which
		Securities eligible as collateral with
		Deutsche Bundesbank €26,067.4 m (2007: €23,064.8 m)
	c)	Own debt securities	1.5	2.9

		Nominal amount €1.6 m (2007: €3.0 m)	27,678.3	25,872.0

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Unconsolidated Balance Sheet (continued)

			As of	As of
			December 31,	December 31,
			2008	2007

			€ million	€ million

5.	Equity investments
	of which:
	in banks €—m (2007: €—m)
	in financial services institutions €—m (2007: €—m)		4.2	0.8
6.	Interests in affiliated companies
	of which:
	in banks €—m (2007: €—m)
	in financial services institutions €—m (2007: €—m)		0.0	15.6
7.	Trust assets:
	of which:
	Trustee loans €109.4 m (2007: €112.2 m)		109.4	112.2
8.	Intangible assets		0.2	0.4
9.	Tangible assets		20.3	20.4
10.	Other assets		0.1	0.1
11.	Prepaid expenses
	a)	From new issues and lending	6.4	8.7
	b)	Others	1.2	1.2

			7.6	9.9

Total assets			87,882.0	88,813.8

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Unconsolidated Balance Sheet (continued)

As of	As of
December 31,	December 31,
2008	2007

€ million	€ million

Liabilities and equity
1.	Liabilities to banks
a)	Payable on demand	1,654.0	76.8
b)	With an agreed maturity or period of notice	9,332.0	11,595.5

10,986.0	11,672.3
2.	Liabilities to customers
Other liabilities
a)	Payable on demand	142.4	41.9
b)	With an agreed maturity or period of notice	4,154.5	3,715.7

4,296.9	3,757.6
3.	Securitized liabilities
Debt securities issued	68,945.8	70,010.2
4.	Trust liabilities
of which:
Trustee loans €109.4 m (2007: €112.2 m)	109.4	112.2
5.	Other liabilities	49.7	22.4
6.	Prepaid expenses
a)	From new issues and lending	0.5	0.8
b)	Other	25.2	27.8

25.7	28.6
7.	Provisions
a)	Provisions for pensions and similar obligations	76.7	74.5
b)	Provisions for taxes	0.0	0.0
c)	Other provisions	333.8	224.2

410.5	298.7
8.	Subordinated liabilities	1,106.0	1,022.3
9.	Fund covering general banking risks	1,087.0	1,057.0
10.	Equity
a)	Subscribed capital	135.0	135.0
b)	Retained earnings
ba)	Principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank	317.3	245.8
Transfers from guarantee reserve	60.4	40.0
Transfers from net income for the year	32.2	31.5

409.9	317.3
bb)	Guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	369.7	409.7
Appropriations pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	60.4	40.0

309.3	369.7

c)	Distributable profit	10.8	10.5

865.0	832.5

Total liabilities and equity	87,882.0	88,813.8

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Unconsolidated Balance Sheet (continued)

		As of	As of
		December 31,	December 31,
		2008	2007

		€ million	€ million

1.	Contingent liabilities
	Liabilities from guarantees and indemnity agreements	117.6	9.0

2.	Other commitments
	Irrevocable loan commitments	1,360.3	2,963.2

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Unconsolidated Profit and Loss Account

				For the year	For the year
				ended	ended
				December 31,	December 31,
				2008	2007

				€ million	€ million

Expenses
1.	Interest expenses			3,864.5	4,146.8
2.	Fee and commission expenses			2.2	2.0
3.	Net expenses from financial operations			0.0	0.0
4.	General administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	17.8	17.3

		ab)	Social security contributions and expenses for pensions and other employee benefits	9.2	6.3
			of which:
			Pension expenses €7.1 m (2007: €4.3 m)

				27.0	23.6
	b)	Other administrative expenses		14.1	14.0

				41.1	37.6
5.	Depreciation, amortization and write-downs of intangible and tangible fixed assets			1.7	1.5
6.	Other operating expenses			2.0	0.8
7.	Expenses for specific securities and loans and advances
	a)	Depreciation, amortization and write-downs of loans and advances, and specific securities as well as additions to provisions for lending operations		261.0	83.2
	b)	Additions to the fund for general banking risks		30.0	76.0

				291.0	159.2
8.	Amortization and write-downs of equity investments, interests in affiliated companies and securities treated like assets			15.6	0.0
9.	Extraordinary expenses			0.0	0.0
10.	Taxes on income			0.0	0.0
11.	Other taxes not disclosed under item 6			0.1	0.1
12.	Net income for the year			43.0	42.0

Total expenses				4,261.2	4,390.0

1.	Net income for the year			43.0	42.0

2.	Transfers from retained earnings from guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank			60.3	40.0
3.	Transfers to retained earnings to principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank
		from guarantee reserve		60.3	40.0
		from net income for the year		32.2	31.5

4.	Distributable profit			10.8	10.5

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Unconsolidated Profit and Loss Account (continued)

			For the year	For the year
			ended	ended
			December 31,	December 31,
			2008	2007

			€ million	€ million

Income
1.	Interest income from
	a)	Lending and money market transactions	2,875.5	3,295.0
	b)	Fixed-income securities and debt register claims	1,380.6	1,090.4

			4,256.1	4,385.4
2.	Current income from
	a)	Equities and other non-fixed income securities	0.0	0.0
	b)	Equity investments	0.4	0.1
	c)	Interests in affiliated companies	0.0	0.0

			0.4	0.1
3.	Fee and commission income		1.1	1.0
4.	Net income from financial operations		0.0	0.0
5.	Income from write-ups on loans and advances and specific securities as well as the reversal of provisions for lending operations		0.0	0.0
6.	Income from write-ups on equity investments, interests in affiliated companies and securities treated like fixed assets		0.0	0.0
7.	Other operating income		3.6	3.5
8.	Extraordinary income		0.0	0.0

Total income			4,261.2	4,390.0

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NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting and Valuation Methods

The annual accounts of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal guidelines for bank balance sheets and the bank and financial services companies accounting regulations (“RechKredV”) effective from December 11, 1998. The structure of the balance sheet and the income statement is based on the templates set out in the Accounting Directive for Banks.

Assets and liabilities are measured pursuant to the provisions of sections 252 et seq. and 340e of the German Commercial Code (Handelsgesetzbuch or “HGB”). Bonds and other fixed income securities, to the extent allocated to the liquidity reserve, are measured at lower of cost or market (section 253 (3) of the HGB in conjunction with section 280 (1) of the HGB). Fixed-income securities classified as fixed assets (a portfolio of unsecured floaters of the Promotional Business segment) are measured at amortized cost.

Off-balance sheet financial instruments, used as hedging for balance-sheet items, are treated like secured transactions (with the necessary documentation) for the purposes of valuation. Zero bonds were valued at their issue price plus accrued rata interest based on the issue yield.

Investments in subsidiaries and affiliated companies are stated at their acquisition costs, where required, less write-downs.

According to their expected useful life, tangible assets as well as intangible assets have been depreciated on a straight-line basis in accordance with commercial law.

Liabilities have been valued with the repayment sum or the nominal amount of the debt. Agio and disagio have been marked down pro rata temporis.

Pension provisions continue to be calculated using a discount rate of 3.5% in accordance with the provisions under tax laws. The valuation of pension provisions has been based on the legal tables drawn up in 2005 G by Dr. K. Heubeck. Furthermore, future career trends were considered as assessment parameters. Additional provisions were recognized for early retirement under collective agreements and for jubilee payments and deferred compensation. Additional provisions were recognized as of December 31, 2008 to back equity investment.

Provisions for Rentenbank’s own special loan programs cover the interest subsidy in its entirety for the whole contracted term and the term of interest rate adjustment, respectively.

Adequate provisions were taken for all discernible credit risks. A general credit risk provision has been also deducted from the assets concerned.

In accordance with section 340h of the HGB, foreign currency amounts were converted and valued on the balance sheet date. Where hedge transactions have been used for foreign currency amounts, the items are valued as single valuation units.

For the 2008 financial year, Landwirtschaftliche Rentenbank drew up IFRS based consolidated accounts with LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (“DSV”) in accordance with section 315a of the HGB.

Additional Specifications on the Balance Sheet

The additional specifications and explanations on individual items were drawn up in the order they appear in the balance sheet. The balance sheet items show no accrued interest.

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Asset Items in the Balance Sheet
		2008	2007
		€ million	€ million

Item 2: Due from banks
This item includes:
Subheading b) - other claims -
divided according to the remaining time to maturity:
–	Up to three months	7,581	10,846
–	Longer than three months up to one year	8,870	15,468
–	Longer than one year up to five years	17,381	16,315
–	Longer than five years	17,762	16,003

Item 3: Due from customers
This item includes:
–	Due from affiliated companies	159	180
–	Due from companies in which Rentenbank has investment holdings	0	2
–	This item divided according to the remaining time to maturity:
–	Up to three months	6,223	1,246
–	Longer than three months up to one year	22	169
–	Longer than one year up to five years	373	56
–	Longer than five years	3	1

Item 4: Bonds and other fixed-income securities
This item includes:
The marketable securities in this item are:
–	Listed	27,070	25,243
–	Unlisted	282	293

Securities at a carrying amount of €9,604 million were classified as fixed assets. Since it is planned to hold these securities over the long term, short-term fluctuations in value are not taken into account. The unrecognized write-downs amount to €222 million, based on (quoted) market prices. Additionally, this item includes amounts which will be due in the year following the balance sheet date:
Bonds and other fixed-income securities
–	From public issuers	87	29
–	From other issuers	5,963	3,791

Securities with a carrying amount of €884 million (2007: €0 million) were sold under genuine repurchase agreements.

Items 5, 6:
The balance sheet items Shares, Investment Holdings and Holdings in affiliated companies do not include marketable securities.

Item 7: Trust assets
This item includes:
–	Special-Purpose Fund	87	82
–	Due from banks	22	30

Item 9: Tangible assets
This item includes:
–	Land and buildings used by Rentenbank, flats	0	1
–	Land and buildings scheduled for external use	19	19
–	Equipment, furniture and fittings	1	1

Assets denominated in foreign currencies		1,133	1,212

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Fixed Asset Summary

					Balance	Balance
					sheet value	sheet value
Fixed assets	Acquisition	Additions		Cumulative	Dec. 31,	Dec. 31,	Depreciation
€ million	costs	(Transfers*)	Disposals	depreciation	2008	2007	2008

Intangible assets	1	0	—	1	0	0	0
Tangible assets	33	1	2	12	20	20	1
Securities classified as fixed assets	—	9,604	—	—	9,604	—	—
Investment holdings	1	3	—	0	4	1	—
Holdings in affiliated companies	27	—	—	27	0	16	16

Total	62	9,608	2	40	9,628	37	17

* ) Reclassification of securities as fixed assets

Liability Items in the Balance Sheet

		2008	2007
		€ million	€ million

Item 1: Liabilities to banks
Subheading b) - with agreed term or period of notice – divided according to the remaining time to maturity:
–	Up to three months	5,389	7,372
–	Longer than three months up to one year	746	647
–	Longer than one year up to five years	1,017	1,655
–	Longer than five years	1,688	1,439
Securities worth a total value of nominal €24,161 m (2007: €23,246 m) have been deposited at the Deutsche Bundesbank for refinancing purposes. As a part of open market operations of the ECB, securities at a volume of €1,000 million were credited at the branch office of the Deutsche Bundesbank in Frankfurt at the end of 2008 (2007: €5,000 million).

Item 2: Liabilities to customers
This item includes:
–	Liabilities to companies in which Rentenbank has investment holdings	0	0
–	Liabilities to affiliated companies	11	10
Subheading b) - with agreed term or period of notice - divided according to the remaining time to maturity:
–	Up to three months	380	160
–	Longer than three months up to one year	238	344
–	Longer than one year up to five years	1,708	1,234
–	Longer than five years	1,715	1,858

Item 3: Securitized liabilities
This item includes following amount which will be due in the year following the balance sheet date:		24,855	23,729

Item 4: Trust liabilities
This item includes:
–	Special-Purpose Fund	87	82
–	Liabilities to customers	22	30

Item 5: Other liabilities
This item includes:
•	pro rata interest for subordinated liabilities (before collateralization)	17	18
•	Security deposits retained	28	—
•	Option premiums received	1	—

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Item 8: Subordinated Liabilities

The subordinated liabilities were issued as note loans, loan agreements and bearer securities with global certificates. For the subordinated liabilities of €1,106 million (as compared with €1,022 million in 2007) the net outlay after hedging was €42 million (as compared with €37.0 million in 2007). A 16% share of the subordinated liabilities’ total amount accounts for a bond of JPY25 billion equivalent to €174 million after hedging. The bond is due on April 21, 2036. The related outlay rate before hedging is 2.8% . The subordinated liabilities’ financing conditions fulfill the requirements of section 10 (5a) of the German Banking Act and exclude premature repayment.

		2008	2007
		€ million	€ million

Debt denominated in foreign currency		49,165	44,866
Liabilities below the line
Item 1: Contingent liabilities
–	Deficiency guarantees	115	5
–	Bailment of security furnishments	3	4
Item 2: Other liabilities
The decrease of irrevocable loan commitments predominantly is due to outstanding commitments in money market business with banks.
Computation of cover
Liabilities for which mandatory cover must be provided are:
–	Bearer securities	1,315	1,398
–	Registered securities	4,872	5,995
The following assets are allocated to cover bonds issued:
–	Due from banks	14,007	14,821
–	Due from customers	3	5

Explanations on the Profit and Loss Account

Income

Breakdown by geographical markets		Germany	Europe/OECD
		€ million	€ million

Interest income	2008	2,224	2,032
	2007	1,878	2,507
Current income from shares and other non-fixed income securities	2008	—	—
	2007	—	—
Current income from investment holdings	2008	—	—
	2007	—	—
Commission Income	2008	1	—
	2007	1	—
Other operating income	2008	4	—
	2007	4	—

		2008	2007
		€ million	€ million

Item 7: Other operating income
The main components included in this item are:
—	Rental income from Rentenbank’s own buildings	1.8	1.8
—	Other refunds	0.5	0.5
—	Sale of owner- occupied flats	0.2	0.5

Expenses and income include no material amounts relating to prior years.

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Supplementary Information
Information on Market Risk-Related Transactions

In principle, derivative business is only transacted to hedge balance-sheet effective transactions. The volume of this business is limited through position, counterparty and product-related limits and is constantly monitored within the framework of our risk management system.

Derivative Transactions - Volumes -

The following table shows the derivatives measured at market value in accordance with section 285 (1) No. 18 of the HGB (netting and collateral agreements have not been taken into account):.

		Nominal value		Fair value	Fair value
				positive	negative
€ million		December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008

Interest-rate risks
Interest-rate swaps		68,546	115,431	1,327	1,370
–	Thereof: claims of redemption and conversion embedded in swaps	689	1,670	25	14
Swaptions
–	Purchases	—	—	—	—
–	Sales	399	276	—	7
Other interest-rate forward contracts		9	2,008	9	—

Interest-rate risk total		68,954	117,715	1,336	1,377

Currency risks
Cross-currency swaps		41,455	38,167	1,472	3,371
–	Thereof: currency options embedded in swaps	205	158	13	10
–	Thereof: claims of redemption embedded in swaps	87	67	0	7
Currency swaps		10,091	7,162	81	552

Currency risk total		51,546	45,329	1,553	3,923

Stock and other price risks
Stock index swaps		101	101	2	4
–	Thereof: stock options embeddedin swaps	101	101	2	4

Stock and other price risks total		101	101	2	4

Interest-rate, currency, stock and other price risks		120,601	163,145	2,891	5,304

Derivative Transactions - Breakdown by Maturities -

						Stock and
		Interest-rate risk		Currency risk		other price risks

Nominal value		December	December 31,	December 31,	December 31,	December 31,	December 31,
in € million		31, 2008	2007	2008	2007	2008	2007

Remaining time to maturity:
–	Up to three months	9,553	52,249	8,655	8,760	—	—
–	Longer than three months up to one year	11,291	18,642	7,626	6,773	—	—
–	Longer than one year up to five years	31,744	31,284	26,030	18,502	101	101
–	Longer than five years	16,366	15,540	9,235	11,294	—	—

Total		68,954	117,715	51,546	45,329	101	101

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Derivative Transactions - Breakdown by Counterparties -

			Fair value	Fair value
	Nominal value		positive	negative

	December 31,	December 31,	December 31,	December 31,
€ million	2008	2007	2008	2008

OECD banks	110,940	148,944	2,454	4,917
Other counterparties	9,661	14,201	437	387

Total	120,601	163,145	2,891	5,304

Forward transactions, particularly those in foreign currencies, not yet completed by the balance sheet date, were concluded to cover market price risk. Commitments for pending transactions at the year’s end comprise interest-rate swaps, currency swaps, cross-currency swaps, interest-rate forward contracts as well as option transactions.

In addition to the measurement of derivatives based on hedge accounting, the carrying amounts resulting from the recognition of interest on an accrual basis are reported in the balance sheet items “loans and advances to banks” (€735 million), “loans and advances to customers” (€107 million), “liabilities to banks” (€433 million), and “liabilities to customers” (€43 million).

Miscellaneous

During the 2008 financial year, the total remuneration of the Board of Managing Directors amounted to €2,289 thousand (as compared with €2,371 thousand in 2007). For the individual members of the Board of Managing Directors the remuneration for 2008 was fixed as follows:

	Fixed	Variable	Other
€thousand	remuneration	remuneration	remuneration	Total

Hans Bernhardt	275	275	31	581

Dr. Marcus Dahmen	330	300	9	639

Hans Jürgen Ploog (until June 30, 2008)	200	340	7	547

Dr. Horst Reinhardt	275	225	22	522

As at 31.12.2008, there were provisions totaling €14,836 thousand (as compared with €10,986 thousand in 2007) to meet pension commitments to former members of the Board of Managing Directors and their surviving dependants. Current benefit payments amounted to €1,039 thousand (as compared with €677 thousand in 2007). As in the previous year, there were no loans granted to the Board of Managing Directors or members of the Advisory Board in the fiscal year 2008.

According to current regulations of remuneration, the Chairman of the Advisory Board obtains a fixed remuneration in the amount of €25 thousand and his deputy in the amount of €12.5 thousand. Members who are chairmen of an Advisory Board’s committee, obtain a remuneration of €10 thousand, unless their remuneration is already higher. Members of the Advisory Board functioning within a committee obtain €8.5 thousand, members of the Advisory Board who do not function within a committee obtain €7 thousand. Additionally, members of the Advisory Board get an attendance fee of €0.5 thousand for each Advisory Board meeting attended.

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The total remuneration granted to members of our Advisory Board for their activity during the year amounted to €208 thousand (as compared with €211 thousand in 2007), both including VAT. Individual remuneration is listed in the following table (excluding VAT):

€thousand	Membership	Remuneration	Attendance fee

Gerd Sonnleitner (Chairman of the Advisory Board)	January 1 - December 31	25.0	2.5
Ilse Aigner*	October 31 – December 31	2.1	0.5
Dr. Till Backhaus	January 1 - December 31	7.0	1.0
Dr. Helmut Born	January 1 - December 31	8.5	2.0
Dr. Rolf-E. Breuer	January 1 - December 31	10.0	1.0
Dr. Ulrich Brixner	January 1 - June 30	4.3	0.5
Wilhelm Dietzel	January 1 - December 31	7.0	1.5
Bruno Fehse	January 1 - May 14	2.6	0.5
Udo Folgart	July 1 - December 31	3.5	1.0
Heinrich Haasis	January 1 - December 31	8.5	1.0
Werner Hilse	January 1 - June 30	4.3	0.5
Dietrich Jahn	December 11 - December 31	0.6	—
Wolfgang Kirsch	November 6 - December 31	1.4	0.5
Berthold Leber	January 1 - October 24	7.1	0.5
Franz-Josef Möllers	January 1 - December 31	8.5	1.0
Stefan Mörsdorf	January 1 - December 31	7.0	0.5
Manfred Nüssel	January 1 - December 31	8.5	1.0
Brigitte Scherb	January 1 - December 31	8.1	0.5
Horst Seehofer	January 1 - October 27	10.4	0.5
Norbert Schindler	January 1 - December 31	7.3	1.5
Dr. Peter Traumann	May 15 - December 31	4.4	1.0
Dr. Jörg Wendisch	January 1 - December 31	8.5	2.0
Hans-Joachim Wilms	January 1 - December 31	8.5	1.0
* or attorney

Number of Employees – Excluding Members of the Board of Managing Directors – Yearly Average (identical for both Bank and Group):

	2008			2007

	Male	Female	Total	Male	Female	Total

Full-time employees	111	74	185	106	73	179
Part-time employees	1	20	21	2	18	20

Total	112	94	206	108	91	199

Substantial Shareholdings as Defined by section 285 (1) No. 11 of the HGB

	Capital		Share in the	Result
	€ million		capital	€ million
	2008		%	2008

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	50.8		100.0	-0.5
Deutsche Bauernsiedlung - Deutsche Gesellschaft für
Landentwicklung (DGL) GmbH, Frankfurt am Main (in liquidation)	8.9	*	25.1	-0.4	*
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am
Main	12.4		100.0	0.4

* 2007

As long as Landwirtschaftliche Rentenbank is a 100% shareholder of LR Beteiligungsgesellschaft mbH, Rentenbank has committed itself in a letter of comfort to provide LR Beteiligungsgesellschaft mbH with financial resources allowing it to fulfill its obligations on time at any time.

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The listing of further companies according to section 285 (1) No.11 of the HGB we have waived according to section 286 (3) 1 of the HGB as they are of minor significance for the net assets, financial position and profitability of Rentenbank.

Fees for Auditing and Consulting According to section 285 (1) No. 17 of the HGB

During the 2008 financial year, the expenses for auditing and consulting amounted to €520 thousand (as compared with €359 thousand in 2007). These costs are made up of following amounts:

Items in €thousand	2008	2007

Final audit	312	265
Other audit or evaluation services	104	78
Other services	104	16

The following table shows mandates for the legal constitution of the supervisory committees of large incorporated enterprises (section 267 (3) HGB) held by legal representatives or other members of staff, under section 340a (4) 1 HGB:

Hans Bernhardt	Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen
(Member of the Supervisory Board)

Dr. Marcus Dahmen	Landgesellschaft Sachsen-Anhalt mbH, Magdeburg (Member of the Supervisory Board)

VR-Leasing AG, Eschborn
(Member of the Supervisory Board)

BVVG Bodenverwertungs- und verwaltungs GmbH, Berlin
(Member of the Supervisory Board)

DZ BANK AG Deutsche Zentralgenossenschaftsbank, Frankfurt am Main
(Member of the Advisory Council)

VöB-Service GmbH, Bonn
(Member of the Advisory Council)

Dr. Horst Reinhardt	LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten mbH, Hannover
(Member of the Supervisory Board)

Landgesellschaft Schleswig-Holstein, Kiel
(Member of the Supervisory Board)

The members of the Board of Managing Directors and the Advisory Board for the 2008 financial year are to be found on page 119.

Frankfurt/Main, March 9, 2009
LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Dahmen	/s/ Bernhardt	/s/ Dr. Reinhardt

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Management

Board of Managing Directors:	Dipl.-Volksw. Dr. Marcus Dahmen (Chairman)

Dipl.-Kfm. Hans Bernhardt

Hans-Jürgen Ploog
(until June 30, 2008)

Dipl.-Volksw. Dr. Horst Reinhardt
Advisory Board
Chairman:	Präsident Gerd Sonnleitner
Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner MdB
Bundesministerin für Ernährung, Land-
wirtschaft und Verbraucherschutz, Berlin
(since October 31, 2008)

Horst Seehofer
Bundesminister für Ernährung, Land-
wirtschaft und Verbraucherschutz, Berlin
(until October 27, 2008)

Representatives of the Deutscher	Generalsekretär Dr. Helmut Born
Bauernverband e.V.:	Deutscher Bauernverband e.V., Berlin

Präsident Udo Folgart
Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf
(since July 1, 2008)

Präsident Werner Hilse
Landvolk Niedersachsen-Landesbauernverband e.V., Hannover
(until June 30, 2008)

Präsident Franz-Josef Möllers
Westfälisch-Lippischer-Landwirtschafts-
verband e.V., Münster

Präsidentin Brigitte Scherb
Deutscher Landfrauenverband e. V., Berlin

Präsident Norbert Schindler MdB
Bauern- und Winzerverband, Rheinland-Pfalz Süd e.V., Berlin

Representative of the Deutscher	Präsident Manfred Nüssel
Raiffeisenverband e.V.:	Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Präsident Bruno Fehse
Bundesverband der Agrargewerblichen
Wirtschaft e.V., Bonn
(until May 14, 2008)

Dr. Peter Traumann
Mitglied des Vorstandes der Bundesvereinigung
der Deutschen Ernährungsindustrie e. V., Berlin
(since May 15, 2008)

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State Ministers of Agriculture:
Hesse:	Werner Dietzel
Minister für Umwelt, ländlichen Raum
und Verbraucherschutz des Landes Hessen, Wiesbaden

Mecklenburg-Western Pomerania:	Dr. Till Backhaus
Minister für Landwirtschaft, Umwelt und Verbraucherschutz
des Landes Mecklenburg-Vorpommern, Schwerin

Saarland:	Stefan Mörsdorf
Minister für Umwelt des Saarlandes, Saarbrücken

Representative of the Trade Unions:	Hans-Joachim Wilms
Stellvertretender Bundesvorsitzender der
IG Bauen-Agrar-Umwelt, Berlin

Representative of the Federal Ministry	Dr. Jörg Wendisch
of Food, Agriculture and Consumer Protection:	Ministerialdirektor, Bonn

Representative of the Federal Ministry of Finance:	Dietrich Jahn
Ministerialdirigent, Berlin
(since December 11, 2008)

Berthold Leber
Ministerialdirigent, Berlin
(until October 24, 2008)

Representatives of Banks and	Dr. Rolf-E. Breuer
other Lending Experts:	Ehem. Sprecher des Vorstands und
früherer Vorsitzender des Aufsichtsrates der
Deutsche Bank AG, Frankfurt am Main

Dr. Ulrich Brixner
Vorsitzender des Beirats der
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
(until June 30, 2008)

Präsident Heinrich Haasis
Deutscher Sparkassen- und Giroverband e.V., Berlin

Wolfgang Kirsch
Vorsitzender des Vorstandes der
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
(since November 6, 2008)

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ACCOUNTANT’S REPORT

For the complete unconsolidated financial statements and the management report we have issued an unqualified Auditors’ Report according to section 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German unconsolidated financial statements and the management report and not to the English translation of the unconsolidated financial statements and the management report. The translation of the Auditors’ Report reads as follows:

Independent Auditors’ Report

We have audited the annual unconsolidated financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of the Landwirtschaftliche Rentenbank, Frankfurt am Main, for the business year from January 1 to December 31, 2008. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law as well as the supplementary regulations in the Statutes and the Rentenbank Law are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the annual financial statements, together with the book-keeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 of the German Commercial Code (Handelsgesetzbuch or HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Bank and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the legal regulations and the supplementary regulations in the Statutes and the Rentenbank Law and give a true and fair view of the net assets, financial position and results of operations of the Bank in accordance with German principles of proper accounting. The management report is consistent with the annual unconsolidated financial statements, provides a suitable view of the Bank’s position and suitably presents opportunities and risks of future development.

We have issued the following Auditors’ Report for the balance sheet as of December 31, 2008 and the income statement for the period from January 1 to December 31, 2008 of the special-purpose fund in the version attached as an annex to Part III of our report:

“In our opinion, based on the finding of our audit, which we performed in accordance with our professional duties, the accounting records and the preparation of the annual statements of account of the special-purpose fund of Landwirtschaftliche Rentenbank, Frankfurt/Main, comply with generally accepted accounting principles.”

Frankfurt am Main, March 9, 2009

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs)	(Dr. Theileis)
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

					Principal Amount
					Outstanding at
			Year of		December 31,
		Interest Rate	Incurrence	Maturity	2008

					(€ in millions)
1.	Promissory Notes/Internat. Loans	1.13%-6.2%	1995-2008	2009-2024	1,763
	(Schuldscheindarlehen)

2.	Registered Bonds	0%-6.1%	1973-2008	2009-2031	5,800
	(Namensschuldverschreibungen)

3.	Bearer Bonds
	Secured	2.53%-5.95%	1999-2006	2009-2013	1,354
	Unsecured	0%-18.0%	1995-2008	2009-2049	66,190

	Total consolidated funded debt				75,107

(1) Rentenbank’s funded debt includes the following debt in foreign currencies:

Principal Amount Outstanding
Currency	at December 31, 2008

(€ in millions)
U.S. dollar	35,906
Australian dollar	3,979
Japanese Yen	3,346
Pound sterling	3,239
Canadian dollar	1,611
Swiss francs	1,172
Norwegian kroner	909
New Zealand dollar	803
South African rand	239
Swedish kroner	224
Mexican peso	115
Turkish lira	113
Hungarian forint	58
Polish zloty	50
Iceland krona	25
Russian ruble	19

51,806

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Repayment Schedule for Consolidated Funded Debt

												After
		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2018	Total
(€in millions)
1.	Promissory Notes/Intern.Loans:	34	204	51	0	17	413	197	296	184	152	215	1,763
	(Schuldscheindarlehen)

2.	Registered Bonds	1,140	600	435	449	1,005	444	344	440	3	37	903	5,800
	(Namensschuldverschreibungen)

3.	Bearer Bonds
	Secured	1,350	0	3	0	1	0	0	0	0	0	0	1,354
	Unsecured	22,517	9,662	7,156	6,351	8,668	2,531	3,031	1,793	2,701	319	1,461	66,190

Total		25,041	10,466	7,645	6,800	9,691	3,388	3,572	2,529	2,888	508	2,579	75,107

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THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of 357,114 km2 (about 138,000 square miles). Its total population was in the range of 82.2 million in 2007. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne, Frankfurt am Main, Stuttgart, Dortmund, Essen, Dusseldorf and Bremen.

Source: Statistisches Bundesamt, Statistisches Jahrbuch 2008, Tables 2.1.1, 2.4, 2.5, and 2.6.

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 18, 2005. The next general election is scheduled for September 27, 2009.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 16 electoral periods. The last general elections in September 2005 resulted in a “grand coalition” between the two largest political blocs, the Christian Democrats (CDU/CSU) and the Social Democrats (SPD), led by Chancellor Angela Merkel (CDU).

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The following table shows the results of the five most recent general elections for the Bundestag.

	2005		2002		1998		1994		1990
	Elections		Elections		Elections		Elections		Elections (1)

	% of		% of		% of		% of		% of
	Votes	Seats	Votes	Seats	Votes	Seats	Votes	Seats	Votes	Seats

CDU/CSU	35.2	226	38.5	248	35.1	245	41.4	294	43.8	319
SPD	34.2	222	38.5	251	40.9	298	36.4	252	33.5	239
FDP	9.8	61	7.4	47	6.2	43	6.9	47	11.0	79
Die Linke. (2)	8.7	54	4.0	2	5.1	36	4.4	30	2.4	17
Bündnis 90/Die
Grünen (3)	8.1	51	8.6	55	6.7	47	7.3	49	5.0	8
Others	3.9	—	3.0	—	5.9	—	3.6	—	4.2	—

Total		614		603		669		672		662

(1)	In 1990, Bündnis 90 (East German Grüne) and the PDS were represented in the Bundestag pursuant to special provisions in the Treaty on Unity, relating to the political parties of the eastern Länder.
(2)	Results for the PDS for all elections prior to 2005.
(3)	Includes the results for the West German Grüne party and of Bündnis 90 (East German Grüne) for 1990; includes the results for the combined Bündnis 90/Grüne for 1994 and all subsequent periods.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2005, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2008, Tables 4.3 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On May 1, 2004, ten new countries – Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia – became part of the EU, joining its previous members Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom. On January 1, 2007, two additional countries – Bulgaria and Romania – joined the EU. The aggregate population of the Member States is now approximately 497 million. Accession negotiations with Turkey and Croatia started in October 2005. Furthermore, in December 2005, the European Council decided to grant candidate status to the Former Yugoslav Republic of Macedonia.

Sources: Europa.eu, The history of the European Union
(http://europa.eu/abc/history/index_en.htm); Europa.eu, 2000-today: A decade of further expansion, The history of the European Union
(http://europa.eu/abc/history/2000_today/index_en.htm); Statistical Office of the European Communities, First demographic estimates for 2008, Data in focus 49/2008
(http://epp.eurostat.ec.europa.eu/cache/ITY_OFFPUB/KS-QA-08-049/EN/KS-QA-08-049-EN.PDF); Europa.eu, Enlargement strategy 2007-2008: Summary
(http://europa.eu/scadplus/leg/en/lvb/e50027.htm); Enlargement process: Consolidation, Conditions, Communication. Roadmap for the Western Balkans (2005)
(http://europa.eu/scadplus/leg/en/lvb/e50021.htm#ROADMAP).

Economic Integration

From its inception, the EU has had the fundamental objective, like its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted

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by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunications and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “European Passport”, which enables financial institutions to provide financial services throughout the common market based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Inter-institutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover legal commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2009 EU budget, which was adopted by the Parliament on December 18, 2008, amounts to EUR 133.8 billion in commitment appropriations and EUR 116.1 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.03% of the EU gross national income, while the amount of payment appropriations corresponds to 0.89% of the EU gross national income.

Sources: Europa.eu, The EU at a Glance (http://europa.eu/abc/index_en.htm); Europa.eu, Europe in 12 lessons
(http://europa.eu/abc/12lessons/index_en.htm); Europa.eu, What does the EU do?
(http://europa.eu/abc/12lessons/lesson_5/index_en.htm); Europe.eu, The single market
(http://europa.eu/abc/12lessons/lesson_6/index_en.htm), European Commission, A Financial Framework for the enlarged Union (2007-2013), Financial Programming and Budget
(http://ec.europa.eu/budget/prior_future/fin_framework_en.htm); Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01)
(http://eur-lex.europa.eu/LexUriServ/site/en/oj/2006/c_139/c_13920060614en00010017.pdf); European Commission, The current year, Financial Programming and Budget
(http://ec.europa.eu/budget/budget_detail/current_year_en.htm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia joined the euro area as the thirteenth Member State on January 1, 2007; and Malta and Cyprus followed on January 1, 2008. On January 1, 2009, Slovakia adopted the euro as legal tender. The EMU thus currently comprises 16 Member States.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro, assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: Europa.eu, The History of the European Union: 2009
(http://europa.eu/abc/history/2000_today/2009/index_en.htm); Europa.eu, The History of the European Union: 2008
(http://europa.eu/abc/history/2000_today/2008/index_en.htm); Europa.eu, The History of the European Union: 2007
(http://europa.eu/abc/history/2000_today/2007/index_en.htm); Europa.eu, The History of the European Union: 2002
(http://europa.eu/abc/history/2000_today/2002/index_en.htm); Europa.eu, The History of the European Union: 1999
(http://europa.eu/abc/history/1990-1999/1999/index_en.htm); Europa.eu, The History of the European Union: 1998
(http://europa.eu/abc/history/1990-1999/1998/index_en.htm).

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To ensure continuous budgetary discipline in the EMU, the Member States agreed on the main elements of a Stability and Growth Pact (the “Pact”) in 1996. According to the Pact, which was slightly modified in 2005, Member States must pursue a medium-term objective of ensuring the long-term sustainability of public finances and minimizing the risk of any Member State’s government deficit exceeding the reference value of 3% of its gross domestic product (“GDP”) under the Maastricht Treaty.

Under the Maastricht Treaty, implementing regulations and the Pact, a Member State whose general government deficit exceeds the reference value of 3% of its GDP becomes subject to the Excessive Deficit Procedure (“EDP”). The EDP provides that the Economic and Finance Affairs Council (the “Ecofin Council”) decides whether an excessive deficit has been incurred. The Ecofin Council is a meeting of the Council composed of Economics and Finance Ministers of the Member States. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. If it determines that such corrective measures are not adequate, the Maastricht Treaty and the Pact provide for a wide range of remedies. For those Member States whose currency is the euro, this process could ultimately lead to the imposition of annual financial penalties of as much as 0.5% of a Member State’s GDP. Financial penalties may not be imposed, however, until the end of a further review period. Furthermore, the Pact provides that the 3% limit may be exceeded without triggering an EDP provided that the deficit is considered to be exceptional and temporary, for example, in the event of a severe economic downturn (i.e., a recession), a longer period of weak growth or an unusual event outside the control of the Member State concerned (e.g., a significant natural disaster or a war having an impact on that Member State) and the deficit ratio remains close to the 3% threshold.

Moreover, in judging whether a deficit is excessive and whether a Member State must implement corrective measures, the Ecofin Council relies on an indicative list of relevant factors that has been agreed upon by the Member States. This list includes, among other factors, the costs of implementing policies according to the Lisbon Agenda, which outlines the EU’s strategy for economic, social and environmental renewal until 2010; high financial contributions aimed at fostering international solidarity and achieving European policy goals, notably European unification; and costs of pension reform.

Due to the ongoing financial crisis and the severe worldwide economic downturn, some Member States (including Spain, France, Ireland, Greece, Malta, Latvia, and the United Kingdom) have already breached the 3% of GDP deficit reference value in 2008. In 2009, the general government deficits of additional Member States are expected to exceed the deficit reference value. According to the addendum to the update of the German stability program submitted to the European Commission in January 2009, Germany is not expected to breach the deficit reference value until 2010. This view was confirmed in the EDP notification table submitted to the European Commission by the Federal Republic in April 2009, according to which the deficit in 2009 is expected to equal 2.9% of nominal GDP. The European Commission is, however, more pessimistic with respect to the short-term prospects of Germany’s public finances. In its regular spring forecast published in early May 2009, the European Commission predicts that Germany’s general government deficit will increase to nearly 4% of GDP in 2009, with a further increase to almost 6% of GDP in 2010.

Notwithstanding the severity of the global economic downturn, in some cases an EDP may nevertheless be initiated, as the Ecofin Council has reinforced its commitment to sound and sustainable public finances. On the other hand, the Ecofin Council has indicated that it intends to take full advantage of the flexibility provided under the Pact and to consider both the impact of the downturn and the fiscal measures taken in response to it. Financial penalties may be imposed if the Member State concerned does not comply with the decisions taken in the EDP to reduce any excessive deficit on its part. For further information on the German deficit, see “Public Finance – Germany’s General Government Deficit/Surplus and the Stability Program.”

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/96/8&format=HTML&aged=1&language=E N&guiLanguage=en); Treaty Establishing the European Community, Article 104
(http://europa.eu/eur-lex/en/treaties/selected/livre223.html#anArt6); Treaty Establishing the European Community, Protocols
(http://europa.eu/eur-lex/en/treaties/selected/livre335.html); European Council, Council Regulation (EC) No 1466/97
(http://eur-lex.europa.eu/LexUriServ/site/en/consleg/1997/R/01997R1466-20050727-en.pdf); European Council, Council Regulation (EC) No 1467/97
(http://eurlex.europa.eu/LexUriServ/site/en/consleg/1997/R/01997R1467-20050727-en.pdf); European Commission, Stability and Growth Pact, Economic and Financial Affairs (http://ec.europa.eu/economy_finance/sg_pact_fiscal_policy/fiscal_policy554_en.htm); European Commission, Stability and Growth Pact: Country-specific procedures, Economic and Financial Affairs (http://ec.europa.eu/economy_finance/sg_pact_fiscal_policy/excessive_deficit9109_en.htm); European Commission, Commission assesses Stability and Convergence Programmes of Ireland, Greece, Spain, France,

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Latvia and Malta (http://europa.eu/rapid/pressReleasesAction.do?reference=IP/09/274&format =HTML&aged=0&language=EN&guiLanguage=en); European Council, Press Release 2919th Council meeting, Economic and Financial Affairs, Brussels, 20 January 2009
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/105390.pdf); Bundesministerium der Finanzen, Addendum to the Update of the German Stability Programme (http://ec.europa.eu/economy_finance/publications/publication13915_en.pdf); Eurostat, Government Finance Statistics, EDP Notification Tables, Germany, Reporting of Government Deficits and Debt Levels, Reporting before 1 April 2009 (http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE_2009-04.pdf); European Commission, Directorate-General for Economic and Financial Affairs, Economic Forecast, Spring 2009, pp. 58-60 (http://ec.europa.eu/economy_finance/publications/publication15048_en.pdf).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution which sets out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens by introducing more democracy and transparency into the governance of the EU. The European constitution was signed by the heads of state and government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums held in France and the Netherlands for ratification, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the heads of state and government and the foreign ministers in Lisbon on December 13, 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the Constitution, while modifying or leaving out certain controversial topics. As of early May 2009, most Member States had ratified the Treaty of Lisbon. Ireland’s referendum failed in June 2008. Ireland has agreed to hold a second referendum in 2009, once the concerns of Irish voters have been addressed. In Germany, Poland and the Czech Republic, the instrument of ratification still has to be signed by the president.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons (http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Institutional Reform of the European Union : Main dates
(http://europa.eu/institutional_reform/chronology/index_en.htm); Official Journal of the European Union, 2004/C 310/01
(http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2004:310:SOM:EN:HTML); European Council, Declaration by the Heads of State or Government of the Members States of the European Union, 18 June 2005 (http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=E N&guiLanguage=en); European Council, The Brussels European Council – 21 and 22 June 2007 (http://europa.eu/scadplus/constitution/european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance
(http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon: News (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the International Monetary Fund (“IMF”) relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2008, its GDP expressed at current prices was EUR 2,492.0 billion, compared to EUR 2,422.9 billion in 2007, which represents an increase of 2.9%. Real GDP rose by 1.3% compared to 2007, and by 29.0% compared to 1991. This growth in GDP since 1991 has been largely driven by gains in productivity, as real GDP per employee has risen by 23.5% since 1991. In calculating real GDP growth, the Federal Statistical Office uses a chain index based on previous years’ prices. In 2008, GDP per capita at current prices was EUR 30,342, while GDP per employee at current prices was EUR 61,790.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP. In 2008, financial, renting and business activities accounted for 29.3% (1991: 23.3%), and other public and private service activities accounted for 21.8% (1991: 20.8%) of gross value added, measured at current prices, while the share of trade and transport services, including hotel and restaurant services as well as communication services, has remained constant at 17.9% since 1991. The production sector (excluding construction) generated 25.9% of gross value added compared to 30.6% in 1991. Construction contributed 4.2% (1991: 6.0%) to gross value added, and agriculture, forestry and fishing accounted for 0.9% of gross value added (1991: 1.4%).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 2.2.1.

In 2008, private consumption totaled 56.3% of GDP, gross capital formation amounted to 19.3%, and government consumption equaled 18.1%. Exports and imports of goods and services accounted for 47.2% and 40.9% of GDP at current prices, respectively. The trade balance thus showed a surplus equal to 6.3% of GDP in 2008.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 2.3.1.

In 2008, real GDP grew by 1.3% compared to 2007. This is the weakest annual growth rate in three years and falls slightly short of the long-term average annual growth for the 1992 to 2008 period of 1.5%. Economic growth in 2008 was based solely on domestic demand, with gross fixed capital formation contributing most to GDP growth (0.8 percentage points). Gross fixed capital formation in machinery and equipment rose by 5.9% (compared to 6.9% in 2007), and gross fixed capital formation in construction increased by 3.0%. Final consumption expenditure by general government rose by 2.0% in 2008 upon price adjustment, while final consumption expenditure of households shrank slightly by 0.1%. Net exports reduced economic growth in 2008 by 0.3 percentage points. The negative growth contribution of net exports was due to the comparatively low increase in exports by only 2.7% (compared to 7.5% in 2007), while imports increased by 4.0% on a price-adjusted basis (2007: 5.0%). Nevertheless, both export and imports measured at current prices reached their highest-ever levels (exports: EUR 1,177.1 billion, imports: EUR 1,020.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Tables 2.3.1, 2.3.2 and 2.3.10.

The rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) continued its downward trend and decreased from 9.0% in 2007 to 7.8% in 2008. Based on the internationally comparable method of calculation promulgated by the International Labor Organization (ILO), which is referred to as the “ILO definition”, the unemployment rate decreased from 8.3% in 2007 to 7.2% in 2008. This represents the lowest unemployment rate since 1992. For an explanation of the differences between the national definition and the ILO definition, see “Employment and Labor”. Inflation as measured by the percentage increase in the national consumer price index (“CPI”) accelerated from 2.3% in 2007 to 2.6% in 2008. Main drivers of inflation were prices for energy (+9.6%), food (+6.4%) and education (+8.7%), which

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rose strongly in the first half of 2008. General government debt totaled EUR 1,576.6 billion at year-end 2007 and EUR 1,641.8 billion at year-end 2008.

Sources: Bundesagentur für Arbeit, Monatsbericht Dezember und das Jahr 2008, Table JZ 01: Arbeitsmarktzahlen 2004 bis 2008, Deutschland; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 2.1.11; Statistisches Bundesamt, Fachserie 17, Reihe 7 –Februar 2009 (March 2009), Table 1.1 and 1.2; Statistisches Bundesamt, Consumer prices in 2008:+2.6% on 2007, press release of January 15, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__017__611,templ ateId=renderPrint.psml); Eurostat, Euro area and EU27 government deficit at 1.9% and 2.3% of GDP respectively, press release of April 22, 2009 (http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042009-BP/EN/2-22042009-EN-BP.PDF).

The growth prospects of Germany’s export-dependent economy have deteriorated significantly as a result of the severe global recession and the ongoing crisis in the global financial markets. In its spring forecast published in late April 2009, the Federal Government predicted that real GDP in Germany would decline by 6.0% in 2009, compared to a forecasted decline of approximately 2¼% in January 2009. After a significant decrease of economic activity at the beginning of 2009, the economy is expected to stabilize during the course of the year. About three-quarters of the forecasted decline in real GDP for 2009 is expected to be attributable to the negative growth contribution of net exports. Real exports and imports are expected to contract by 18.8 % and 10.6%, respectively, compared to 2008. During the previous upswing in the German economy from 2005 to 2007, net exports had been the most important contributor to growth. Similarly, gross fixed capital formation, which was another key factor for growth in prior years, is projected to shrink markedly by 8.1%. German enterprises are expected to sharply reduce gross fixed capital formation in machinery and equipment by 17.0% as sales prospects slump and the degree of capacity utilization declines rapidly. However, gross fixed capital formation in construction is projected to shrink less severely, by 2.2%, mainly because the Federal Government’s measures to stabilize the economy and foster growth, among other things, provide support for public construction (see “Economic Policy – Stimulus Packages”). Consumption is expected to be the major stabilizing factor in 2009. In particular, government consumption is projected to increase by 2.4% in 2009. Private consumption may also have a stabilizing effect and is expected to decline only marginally by 0.1%. The forecasted decline in the inflation rate, with consumer prices being predicted to increase only slightly by 0.3% in 2009 after 2.6% in 2008, is expected to strengthen the purchasing power of consumers. In addition, private consumption expenditures should benefit from the Federal Government’s stimulus measures, such as the reduction of tax rates and social contributions. However, the growth potential of private consumption is limited by the deteriorating prospects for the labor market. The Federal Government expects unemployment (according to the national definition) to equal 3.72 million persons on average in 2009, which would constitute a rise of 450,000 registered unemployed persons compared to 2008. Employment is forecast to decline by 1.3% in 2009 compared to 2008. The Federal Government projects that Germany will return to a positive real GDP growth rate in 2010 (0.5%). The Federal Government has noted, however, that these economic forecasts are subject to significant risks and uncertainties, which are exceptionally high in the current economic environment.

Sources: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2009: Konjunkturgerechte Wachstumspolitik
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2009,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, Bundesminister zu Guttenberg: „Klare Orientierung in schwierigen Zeiten: Vertrauen stärken – Chancen nutzen“, press release of April 29, 2009
(http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=299660.html); Bundesministerium für Wirtschaft und Technologie, Kommentierte Eckwerte-Tabelle zur Frühjahrsprojektion 2009 der Bundesregierung (http://www.bmwi.de/BMWi/Redaktion/PDF/F/fruehjahrsprojektion-br-kommentierte-eckwerte-tabelle-2009,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf).

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The following table shows selected key economic figures for the Federal Republic for the past five years.

KEY ECONOMIC FIGURES

	2008	2007	2006	2005	2004

	(EUR in billions)
GDP – at current prices	2,492.0	2,422.9	2,321.5	2,243.2	2,210.9
(change from previous year in %)	2.9	4.4	3.5	1.5	2.2
GDP – price-adjusted, chain-linked index
(2000=100), not adjusted for calendar effects	110.1	108.7	106.1	103.0	102.2
(change from previous year in %)	1.3	2.5	3.0	0.8	1.2
GDP – price-adjusted, chain-linked index
(2000=100), adjusted for calendar effects	109.9	108.9	106.1	102.9	101.9
(change from previous year in %)	1.0	2.6	3.2	1.0	0.7
Unemployment rate (ILO definition) (in %) (1)	7.2	8.3	9.8	10.6	9.7
Rate of inflation
(year-to-year change in consumer price index (CPI) in %)	2.6	2.3	1.6	1.5	1.7
Balance of payments – current account	164.9	191.3	150.9	114.7	102.9
General government debt (2)	1,641.8	1,576.6	1,569.0	1,521.9	1,451.1

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Deutsche Bundesbank, Monatsbericht März 2009, Tables IX.1 and XI.2; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2008 (February 2009), Tables 1.1 and 1.10; Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) – % change on the previous year, last updated on March 10, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIn dicators/BasicData/Content100/vpi101j,templateId=renderPrint.psml); Eurostat, Euro area and EU27 government deficit at 1.9% and 2.3% of GDP respectively, press release of April 22, 2009
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042009-BP/EN/2-22042009-EN-BP.PDF).

Economic Policy

General

The Federal Government’s foremost economic policy objectives are to promote economic growth and employment. In addition, the Federal Government aims to modernize the German economy and German society on every level in order to face successfully the challenges resulting from European integration, globalization and the emergence of a knowledge-based economy. The Federal Government believes that achieving these objectives is also necessary to further improve the Federal Republic’s position as a business location that is able to compete globally for capital, ideas and innovation.

In recent years, the Federal Government carried out major structural reforms in order to enhance the flexibility and adaptivity of the German economy and to increase the attractiveness of Germany as a business location. These reforms included a series of measures aimed at modernizing the German social system and labor market designated as “Agenda 2010” as well as reforms of the healthcare system and the pension system (see “Social Security Legislation and Social Policy”). In addition, with effect from January 1, 2008, the reform of corporate and other general business taxation reduced the average overall tax burden on companies in Germany to just below 30%. The same law introduced a flat rate tax of 25%, effective as of January 1, 2009, on all capital gains and proceeds from the sale of private capital assets (for further information see “Public Finance – Tax Structure”). Other important political objectives have been the sustainability of public finances and the modernization of the federal system (Förderalismusreform).

Sources: Bundesregierung, Koalitionsvertrag – Inhalt
(http://www.bundesregierung.de/Webs/Breg/DE/Bundesregierung/Koalitionsvertrag/koalitionsvertrag.html); Bundesregierung, Agenda 2010: Deutschland bewegt sich
(http://archiv.bundesregierung.de/artikel/81/557981/attachment/557980_0.pdf); Federal Ministry of Economics and Technology, Annual Economic Report 2009 (January 2009)

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(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2009,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf).

Stimulus Packages

Since the fall of 2008, the significant deterioration of global economic conditions has been determining the agenda of the Federal Government's economic policy. The Federal Government has generally decided to accept the negative impact of the adverse economic trend on the public budget and to permit automatic stabilizers, such as cyclical tax shortfalls and rising unemployment compensation, to take full effect. It has, however, also decided to introduce measures aimed at stimulating demand, while simultaneously enhancing long-term growth potential. In total, the Federal Government's measures to support and stimulate the economy in 2009 and 2010 amount to more than EUR 90 billion, including approximately EUR 8 billion in tax shortfalls in connection with the retroactive reinstatement of the commuter tax allowance (Pendlerpauschale) as a result of a decision of the Federal Constitutional Court. This corresponds to 1¾% of GDP in each of 2009 and 2010. Additional economic impetus in 2009 is expected to result from the increase in statutory retirement pension as from July 1, 2009.

The first series of measures that provides a total stimulus of EUR 31 billion in 2009 and 2010 was adopted between October and December 2008 and includes the “Package of measures to reduce tax burdens, stabilize social insurance contributions and invest in families” and the 15-point program “Securing jobs by strengthening growth.” These measures seek to stimulate private and public investments by reducing tax burdens on private citizens and businesses. To support the labor market, the maximum drawing period for short-time-work benefit was extended from 12 to 18 months. Moreover, in order to prevent a large-scale disruption in credit supply, KfW’s lending programs for small- and medium-sized enterprises have been supplemented by an additional special loan program in an amount of up to EUR 15 billion (KfW Sonderprogramm).

In light of the continuing deterioration of global economic conditions, characterized by a significant decline in demand and production, the implementation of further measures became necessary with a view to stabilizing growth. In February 2009, the legislature adopted an additional package of measures entitled “Pact for employment and stability in Germany” which, in the aggregate, provides for additional charges of approximately EUR 50 billion for the general government budgets for 2009 and 2010. Key measures include: public investments in educational infrastructure and other infrastructure; supplying credit to businesses (including by means of extending the special loan program of KfW established under the first series of measures by up to EUR 25 billion for larger companies); fostering innovation and targeting specific sectors (including the motor vehicle sector, by introducing an environmental bonus for scrapping old vehicles and purchasing new low-emission replacement vehicles in 2009); securing employment and promoting skills; reducing taxes and social contributions; and a commitment to sustainable fiscal policy called the “debt brake” (Schuldenbremse). The debt brake would impose a constitutional limit on net borrowing: under normal economic conditions, the structural deficit of the Federal Government is not to exceed 0.35% of nominal GDP from 2016 onwards and the budgets of the Länder are to be structurally balanced from 2020 onwards. The legal implementation of the debt brake is currently scheduled for July 2009.

Due to the success of the environmental bonus for scrapping old vehicles, in April 2009, the Federal Government proposed to extend this measure and intends to set aside an additional amount of EUR 3.5 billion to this purpose.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System – Policy Response to the Crisis in the Global Financial Markets – Fund for the Stabilization of the Financial Market and other measures to stabilize the Financial Markets.” For information on the federal budget, see “Public Finance.“

Sources: Federal Ministry of Economics and Technology, Annual Economic Report 2009 (January 2009)
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2009,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf); Federal Ministry of Economics and Technology, Economic policy (http://www.bmwi.de/English/Navigation/Economy/economic-policy.html); Federal Ministry of Finance, Addendum to the Update of the German Stability Programme
(http://ec.europa.eu/economy_finance/publications/publication13915_en.pdf); Federal Ministry of Finance, Schutzschirm für Arbeitsplätze, publication of November 5, 2008 (http://www.bundesfinanzministerium.de/nn_69120/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zuk unft/themenschwerpunkt__konjunkturpakete/073__Schutzschirm__arbeitsplaetze.html#6); Federal Ministry of Finance, Das Richtige tun – Das zweite Konjunkturpaket
(http://www.bundesfinanzministerium.de/nn_53848/sid_15E2D2768C66CDEAF02284B62B4AE5C9/DE/Buerge

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rinnen__und__Buerger/Gesellschaft__und__Zukunft/themenschwerpunkt__konjunkturpakete/das__richtige__tun/074__Das__Richtige__tun.html?__nnn=true); Bundesgesetzblatt, Gesetz zur Sicherung von Beschäftigung und Stabilität in Deutschland (http://www.bgblportal.de/BGBL/bgbl1f/bgbl109s0416.pdf); Federal Ministry of Finance, Die Schuldenbremse kommt
(http://www.bundesfinanzministerium.de/nn_53848/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/120__Schuldenbremse__kommt.html?__nnn=true); Federal Ministry of Finance, Haushaltsmittel für Umweltprämie werden aufgestockt (http://www.bundesfinanzministerium.de/nn_54/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zukunft/themenschwerpunkt__konjunkturpakete/Umweltpraemie__aufgestockt.html?__nnn=true).

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Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2008	2007	2006	2005	2004	2008	2007	2006	2005

	(EUR in billions)					(change in %)
Domestic uses	2,334.9	2,251.9	2,190.0	2,123.7	2,098.0	3.7	2.8	3.1	1.2
Final private consumption	1,402.3	1,373.7	1,355.1	1,324.7	1,303.1	2.1	1.4	2.3	1.7
Final government consumption	452.0	435.6	425.4	420.0	415.9	3.8	2.4	1.3	1.0
Gross fixed capital formation	478.7	453.5	423.1	390.9	387.0	5.6	7.2	8.2	1.0
Machinery and equipment	199.0	189.4	178.1	162.1	154.5	5.1	6.3	9.8	4.9
Construction	251.3	236.4	218.6	203.4	207.7	6.3	8.1	7.5	-2.1
Other products	28.4	27.7	26.4	25.4	24.8	2.6	5.1	3.9	2.5
Changes in inventories (1)	2.0	-10.9	-13.7	-11.9	-8.0	–	–	–	–
Net exports (1)	157.1	171.0	131.5	119.6	112.9	–	–	–	–
Exports	1,177.1	1,137.2	1,052.7	921.4	849.9	3.5	8.0	14.3	8.4
Imports	1,020.1	966.2	921.2	801.9	737.0	5.6	4.9	14.9	8.8

Gross domestic product	2,492.0	2,422.9	2,321.5	2,243.2	2,210.9	2.9	4.4	3.5	1.5

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2008 (February 2009), Tables 3.1 and 3.9.

STRUCTURE OF GDP – ORIGIN

	2008	2007	2006	2005	2004	2008	2007	2006	2005

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,235.1	2,171.2	2,093.3	2,024.9	1,998.4	2.9	3.7	3.4	1.3
Agriculture, forestry and fishing	19.6	20.0	17.9	17.3	21.9	-2.2	12.1	3.3	-21.1
Production sector (excluding construction)	580.0	572.1	538.8	510.5	501.6	1.4	6.2	5.5	1.8
Construction	93.8	87.2	80.4	80.2	83.3	7.7	8.5	0.2	-3.7
Trade and transport (1)	399.8	382.4	374.6	357.9	353.4	4.6	2.1	4.7	1.3
Financial, renting and business activities	655.0	634.8	616.4	596.1	581.0	3.2	3.0	3.4	2.6
Other public and private service activities	486.9	474.7	465.2	463.0	457.2	2.6	2.0	0.5	1.3
Taxes on products offset against subsidies on products	256.9	251.7	228.2	218.3	212.5	2.1	10.3	4.5	2.7

Gross domestic product	2,492.0	2,422.9	2,321.5	2,243.2	2,210.9	2.9	4.4	3.5	1.5

(1)	Including hotel and restaurant services as well as communication services.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2008 (February 2009), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is

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almost entirely privately owned. It is geographically concentrated in the western Länder of North-Rhine Westphalia, Baden-Württemberg and Bavaria. The main segments of the production sector relate to the manufacturing of motor vehicles, electrical and optical equipment, machinery and equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2008, the sector’s aggregate contribution to gross value added at current prices was 25.9% (excluding construction) and 30.1% (including construction).

Sources: Volkswirtschaftliche Gesamtrechnung der Länder, Reihe 1 Band 1 (March 2009), Table 2.3;
Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2008 (March 2009), Table 2.2.1.

The following table shows the output of the production sector in index form using 2005 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR (1)
(2005 = 100)

	2008 (2)	2007	2006	2005	2004

Production sector, total	111.5	111.6	105.4	99.7	96.8
Industry (3)	113.4	113.1	105.8	99.6	95.9
of which:
Intermediate goods (4)	114.2	114.6	107.1	99.7	96.8
Capital goods (5)	116.8	114.9	106.0	99.6	94.8
Durable goods (6)	104.0	108.4	107.3	99.7	99.6
Nondurable goods (7)	104.4	105.8	101.7	99.6	95.9
Energy (8)	95.6	98.2	101.0	100.1	99.7
Construction (9)	108.2	108.9	105.8	99.5	105.2

(1)	Adjusted for working-day variations.
(2)	Provisional figures.
(3)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(4)	Including mining and quarrying except energy-producing goods.
(5)	Including manufacture of motor vehicles and components.
(6)	Consumption goods that have a long-term use, such as furniture.
(7)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(8)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(9)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2009, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises trade and transport services (including hotel and restaurant services as well as communications services), financial, renting and business activities as well as other public and private service activities, has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2008, the sector’s aggregate contribution to gross value added at current prices rose slightly to 69.0%. Within the services sector, the segment of financial, renting and business activities represents the largest segment in terms of contribution to total gross value added, contributing 29.3% in 2008.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2008 (March 2009), Tables 2.2.1 and 3.2.1.

Employment and Labor

In 2008, the average unemployment rate according to the national definition was 7.8%, compared to 9.0% in 2007. Under the ILO definition, the average unemployment rate was 7.2% in 2008 compared to 8.3% in 2007. Under both definitions, the average unemployment rate in 2008 reached the lowest level of unemployment since 1992 following a major decline of the unemployment rate which started in 2005.

Effective January 2005, as a result of legislative measures implemented in connection with the so-called Hartz IV labor market reform, former recipients of social assistance who are able to work now receive a new form of unemployment benefits known as Arbeitslosengeld II, which is also paid to those registered as

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unemployed for more than a year, and, accordingly, are also registered as unemployed. This change accounts for most of the significant increase in the (seasonally adjusted) unemployment rate according to the national definition from 10.9% in December 2004 to 12.1% in March 2005.

The number of persons resident in Germany who were either employed or self-employed in 2008 was approximately 40.3 million, which represents an increase of 1.4% compared to 2007.

Sources: Bundesagentur für Arbeit, Monatsbericht Dezember und das Jahr 2008, Table JZ 01: Arbeitsmarktzahlen 2004 bis 2008 (http://www.pub.arbeitsagentur.de/hst/services/statistik/000100/html/monat/200812.pdf); Deutschland; Bundesagentur für Arbeit, Monatsbericht Dezember und das Jahr 2006, Table: Arbeitslose und Stellenangebote (saisonbereinigt) (http://www.pub.arbeitsagentur.de/hst/services/statistik/000100/html/monat/200612.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 2.1.11.

The following table shows data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, particularly in the eastern Länder, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2008	2007	2006	2005	2004

Employed (in thousands)–ILO definition	40,263	39,694	39,024	38,757	38,796
Unemployed (in thousands)–ILO definition (1)	3,131	3,602	4,250	4,573	4,160
Unemployment rate (in %)–ILO definition	7.2	8.3	9.8	10.6	9.7
Unemployed (in thousands)–national definition (2)	3,268	3,776	4,487	4,861	4,381
Unemployment rate (in %)–national definition (3)	7.8	9.0	10.8	11.7	10.5

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week). From 2005, unemployed persons include former recipients of social assistance who are able to work.
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Dezember und das Jahr 2008, Table Arbeitsmarktzahlen 2004 bis 2008 – Bundesrepublik Deutschland; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2008 (February 2009), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and of Germans from the former German Democratic Republic (“GDR”) resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. In 2008, under the national definition, the unemployment rate in the eastern Länder was 13.1%, compared to an unemployment rate of 6.4% in the western Länder.

Source: Bundesagentur für Arbeit, Monatsbericht Dezember und das Jahr 2008, Table JZ 02 and Table JZ 03: Arbeitsmarktzahlen 2004 bis 2008 (http://www.pub.arbeitsagentur.de/hst/services/statistik/000100/html/monat/200812.pdf).

In 2008, gross wages and salaries per employee in Germany rose by 2.3%. This increase compares to more moderate rates of wage growth in previous years, which partly reflected high unemployment rates at that time. Unit labor costs, which take into account changes in labor productivity, grew almost as much as gross wages and salaries in 2008 as unemployment fell notably and, as a consequence, labor productivity was stagnant. The following table shows changes in the wage level per employee and unit labor costs per hour worked for each of the years indicated by reference to 2000 figures as reflected in various economic indices.

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WAGE TRENDS AND LABOR COSTS

	2008	2007	2006	2005	2004

Gross wages and salaries per employee
EUR	27,754	27,125	26,705	26,469	26,399
Change from previous year in %	2.3	1.6	0.9	0.3	0.6
Unit labor costs per hour worked
Index (2000=100)	102.0	99.9	99.5	100.8	101.5
Change from previous year in %	2.1	0.4	-1.2	-0.8	-0.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2008 (February 2009), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force is organized in unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by these employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge), typically without government intervention. As a practical matter, the Tarifverträge apply to all employees of a given industry, regardless of whether or not a particular employee is unionized, so long as that employee’s employer is a member of the relevant association of employers, which is typically the case. In the eastern Länder, unions and employers have agreed on Tarifverträge that provide for a gradual increase in wages and salaries with a view to adjusting them over time to the levels paid in the western Länder. Tarifverträge are binding on both unions and employers. Despite their binding character, however, there is a wide range of possibilites to deviate from these agreements that allow for individually adjusted agreements between employer and employee, particularly in the eastern Länder. Over the past years the number of employees in companies which are subject to labor agreements has continuously declined. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge.

Several German laws contain provisions that regulate labor disputes. These laws provide, for example, that any strike must be approved by a vote of three-quarters of the members of the competent trade union. As a result, and also due to a comparatively high level of social security, there are relatively few strikes in the Federal Republic compared to other countries.

In February 2009, amendments to the Law on the Posting of Workers (Arbeitnehmerentsendegesetz) and the Law on Minimum Working Conditions (Mindestarbeitsbedingungengesetz) were adopted by the legislature. These amendments increase the possibilities of using minimum wage rules at the industry level, whereas initiatives to introduce a national statutory minimum wage were abandoned.

Source: Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze erhalten Zustimmung, Pressemitteilung vom 13. Februar 2009 (http://www.bmas.de/coremedia/generator/31204/2009__02__13__mindestlohngesetze.html).

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pension and health insurance. Most of the hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches and charitable institutions.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system — retirement pensions, health insurance and unemployment insurance — is funded primarily through equal contributions by employers and employees.

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The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance providers which have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast, to date, contributions towards private health insurance coverage are mainly calculated based on the insuree’s gender, age, medical risk and the desired level of coverage.

In 2008, social security revenue, as shown in the national accounts, amounted to EUR 486.4 billion, and expenditure was EUR 478.7 billion. The social security budget thus incurred a surplus of EUR 7.7 billion in 2008, the third surplus in a row after five years (2001 to 2005) of deficits.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2008 (March 2009), Table 3.4.3.7.

In light of a changing population structure, the Federal Government understands that further structural reforms must be implemented in order to safeguard the sustainability of the social security system in the long term. The restructuring and renewal of the welfare state was part of the previous Federal Government’s “Agenda 2010”. The current Federal Government is continuing this reform policy. Among the more important reforms are the reforms of the health insurance and retirement pension systems.

The health care reform became effective on January 1, 2009. The reform aims at increasing competition within the statutory health insurance system as well as among private health insurance providers. At the heart of the reform is the “health fund” (Gesundheitsfonds). Within the statutory health insurance system, a uniform contribution rate of 15.5% was introduced. The health fund collects the health care contributions and distributes them – adjusted for differences in the risk structures of the insuree pools – in equal amounts per capita among the statutory health insurance providers. An insurance provider may collect additional contributions from the insurees, if necessary, or refund the contributions partially, if possible.

The reform to the statutory retirement pension insurance system consisted of legislation adopted at the end of March 2007 to raise gradually the regular retirement age by two years to the age of 67 between 2012 and 2029. This reform constitutes an important step in meeting the growing financing needs of the statutory retirement pension insurance system required by an aging German population. With this measure, the Federal Government hopes to be able to keep the rate of contribution to the system at below 20% of gross salaries in the long run. In addition, the Federal Government continues to promote private and corporate pension schemes.

Sources: Bundesregierung, Agenda 2010: Deutschland bewegt sich,
(http://archiv.bundesregierung.de/artikel/81/557981/attachment/557980_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds
(http://www.bmg.bund.de/cln_110/sid_5E52F310238A1F6A6983B1911F3502FF/DE/Gesundheit/Gesundheitsfonds/gesundheitsfonds__node.html?__nnn=true); Bundesministerium der Gesundheit, Kabinett beschließt Beitragssatz für die Krankenversicherung 2009, press release of October 29, 2008
(http://www.bmg.bund.de/cln_110/nn_1210508/sid_D06EB396B657F444B8E9C018F15377E0/nsc_true/SharedDocs/Pressemitteilungen/DE/2008/Presse-4-2008/pm-14-11-08.html?__nnn=true); Bundesregierung, Rente mit 67 (http://www.bundesregierung.de/Content/DE/Artikel/2007/03/2007-03-09-rente-mit-67.html); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2009: Konjunkturgerechte Wachstumspolitik (http://www.bmwi.de/BMWi/Navigation/Wirtschaft/Wirtschaftspolitik/wirtschaftsfakten,did=286632.html).

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International Economic Relations

International economic relations are of major importance to the German economy. In 2008, exports and imports of goods and services amounted to 47.2% and 40.9% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe1.4 – 2008 (March 2009), Table 2.3.13.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the World Trade Organization under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2008, the current account surplus totaled EUR 164.9 billion, compared to EUR 191.3 billion in 2007. This first significant decrease in the current account since 2000 was caused by the sharp contraction of exports since November 2008 resulting from the global economic downturn.

Sources: Deutsche Bundesbank, Monatsbericht März 2009, Table XI.2.

After appreciating by approximately 85% against the US dollar between June 2001 and July 2008, the euro depreciated considerably relative to the US dollar by approximately 17% between July 2008 and March 2009, breaking a long-term trend towards appreciation. However, a major part of German exports is not directly affected by the variations of the euro/US dollar exchange rate as other EMU countries account for a considerable part of German exports (42% in 2008). According to calculations by Deutsche Bundesbank, applying a broad indicator of Germany’s price competitiveness based on consumer price indices compared to 56 trading partners, Germany’s price competitiveness has been relatively stable since 2003, fluctuating within a range of 6.3% around the average indicator value.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Tables X.11; Deutsche Bundesbank, Monatsbericht April 2009, Tables XI.3, XI.11 and XI.13; Deutsche Bundesbank, Statistics, Exchange rates, gold prices, Time series YUDM10: Indicator of the German economy's price competitiveness against 56 trading partners / based on consumer price indices
(http://www.bundesbank.de/statistik/statistik_zeitreihen.en.php?func=row&open=devisen&tr=YUDM10).

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The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES) (1)

	2008	2007	2006	2005	2004

	(EUR in millions)
Current account (2)
Foreign trade (3)	178,507	195,348	159,048	158,179	156,096
Supplementary trade items	-12,475	-9,818	-13,106	-14,036	-16,447
Services (4)	-12,822	-13,312	-13,985	-25,677	-29,341
Factor income	44,746	50,643	46,105	24,896	20,431
Current transfers	-33,088	-31,594	-27,148	-28,712	-27,849

Total current account	164,868	191,267	150,913	114,650	102,889

Capital transfers and purchases/sales of intangible non-produced assets	-90	134	-252	-1,369	435
Capital account
Total net German investment abroad (increase/capital exports—negative figure)	-241,575	-695,904	-472,902	-399,493	-269,707
Total net foreign investment in Germany (increase/capital imports—positive figure)	38,211	458,624	297,925	269,858	146,723

Total net capital export (5)	-203,364	-237,280	-174,977	-129,635	-122,984

Balance of unclassifiable transactions	38,585	45,879	24,316	16,354	19,660

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.)(i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2008, page 469).
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2009, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2008	2007	2006	2005	2004

			(EUR in millions)
Exports of goods (f.o.b.)	992,539	965,236	893,042	786,266	731,544
Imports of goods (c.i.f.)	814,033	769,887	733,994	628,087	575,448

Trade surplus	178,507	195,348	159,048	158,179	156,096

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2009, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and electrical engineering and chemical products.

The principal import goods are chemical products, motor vehicles, crude petroleum and natural gas, machinery and metals. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including

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virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2008 (1)

	Exports	Imports

	(EUR in billions)

Total	994.9	818.6
Of which:
Coal and lignite	0.3	4.3
Crude petroleum and natural gas	3.4	82.3
Food products and beverages	39.9	37.9
Textiles	11.4	12.3
Wearing apparel, products of dressing and dyeing of fur	10.4	18.1
Pulp, paper and paper products	18.0	14.1
Coke, refined petroleum products and nuclear fuel	18.1	23.4
Chemicals and chemical products	138.0	94.8
Basic metals	62.7	63.4
Fabricated metal products, except machinery and equipment	33.3	20.1
Machinery and equipment	146.9	58.3
Office machinery and computers	21.7	28.6
Electrical machinery and apparatus	52.0	32.7
Radio, television and communication equipment, electronic components	32.5	41.2
Medical, precision and optical instruments, watches and clocks	39.9	22.6
Motor vehicles, trailers and semi-trailers	174.1	74.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Imports and exports (special trade) by division of national Product Classification to Production Statistics 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Aussenhandel/Handels waren/Tabellen/Content75/EinfuhrAusfuhrGueterabteilungen,templateId=renderPrint.psml).

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2008	2007	2006

	(EUR in millions)
Exports to:
Total	992,539	965,236	893,042
of which:
France	96,859	91,665	85,006
United States	71,467	73,327	77,991
United Kingdom	66,788	69,760	64,726
The Netherlands	65,644	62,948	56,531
Italy	64,003	64,499	59,348
Belgium/Luxembourg	56,629	55,397	51,141
Austria	53,841	52,813	49,512
Spain	43,704	47,631	41,775
Switzerland	38,990	36,373	34,782
China (3)	34,096	29,902	27,478
Southeast Asia (2)	32,609	32,284	31,619
Japan	12,806	13,022	13,886
Imports from:
Total	814,033	769,887	733,994
of which:
The Netherlands	72,083	61,951	60,750
France	66,710	62,873	62,102
China (3)	59,378	56,417	49,958
United States	46,060	45,993	49,197
Italy	45,962	44,694	41,470
United Kingdom	44,261	41,966	40,832
Belgium/Luxembourg	43,215	39,455	36,263
Austria	33,148	32,091	30,301
Southeast Asia (2)	32,783	35,357	36,113
Switzerland	31,161	29,822	25,227
Japan	23,087	24,381	24,016
Spain	21,631	20,687	19,832

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2008, page 469).
(2)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.
(3)	Excludes Hong Kong.

Source: Deutsche Bundesbank, Monatsbericht März 2009, Table XI.3.

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MONETARY AND FINANCIAL SYSTEM

Background of the European System of Central Banks

The European System of Central Banks (“ESCB”) comprises the European Central Bank (“ECB”) and the national central banks of the 27 Member States of the EU, while the Eurosystem consists of the ECB and the national central banks of the 16 Member States that have adopted the euro as their legal currency.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The Eurosystem’s primary objective is to maintain price stability. It supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “– Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168; European Central Bank, Slovakia joins the Euro area, press release of January 1, 2009
(http://www.ecb.int/press/pr/date/2009/html/pr090101.en.html); Deutsche Bundesbank, Tasks and Organisation
(http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy because they steer interest rates and manage the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. While its overall monetary policy instruments remained unchanged, the ESCB changed its liquidity framework quite substantially in response to the crisis in the global financial markets. For further details on these changes, see “– Policy Response to the Crisis in the Global Financial Markets.”

Sources: European Central Bank, Annual Report 1999, pages 48-54; European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006
(http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the Harmonized Index of Consumer Prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50; European Central Bank, The Monetary Policy of the ECB, 2004, pp. 50ff.
(http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2008	2007	2006	2005	2004

		(change from previous year in %)

Harmonized Index of Consumer Prices (HICP)	2.8	2.3	1.8	1.9	1.8
Consumer price index (CPI)	2.6	2.3	1.6	1.5	1.7
Index of producer prices of industrial products sold on the domestic market (1)	5.5	1.3	5.4	4.4	1.6

(1)	Excluding value-added tax.

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Sources: Statistisches Bundesamt, Consumer Prices, Harmonized consumer price index (2005=100) – % change on the previous year, last update 15 January 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content50/vpi120j.psml); Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) – % change on the previous year, last update 10 March 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content100/vpi101j,templateId=renderPrint.psml); Deutsche Bundesbank, Monatsbericht März 2009, Table X.7; Deutsche Bundesbank, Monatsbericht Februar 2008, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31,

	2008	2007	2006	2005	2004

	(EUR in millions)
Gold	68,194	62,433	53,114	47,924	35,495
Foreign currency balances	27,705	27,694	28,640	33,708	29,292
International Monetary Fund
Reserve position and special drawing rights	3,285	2,418	3,011	4,549	6,548

Total	99,185	92,545	84,765	86,181	71,335

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2009, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The 16 Member States participating in the EMU have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.1 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the 16 participating Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74; European Central Bank, Annual Report 2008, page 217
(http://www.ecb.int/pub/pdf/annrep/ar2008en.pdf).

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External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2008	2007	2006	2005	2004

	(EUR in billions)
Deutsche Bundesbank
Assets	230.8	179.5	104.4	130.3	93.1
Liabilities	30.2	16.0	4.8	6.3	7.9

Net position	200.6	163.5	99.6	124.0	85.2
Banks
Loans to foreign banks	1,446.6	1,433.5	1,266.9	1,038.8	889.4
Loans to foreign non-banks	908.4	908.3	777.0	712.0	629.5
Loans from foreign banks	703.3	738.9	689.7	651.7	603.3
Loans from foreign non-banks	286.1	303.1	310.1	316.4	311.2

Source: Deutsche Bundesbank, Monatsbericht Februar 2009, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the past five years.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2008	2007	2006	2005	2004

U.S. dollars per euro	1.4708	1.3705	1.2556	1.2441	1.2439
Pound sterling per euro	0.79628	0.68434	0.68173	0.68380	0.67866
Japanese yen per euro	152.45	161.25	146.02	136.85	134.44
Swiss franc per euro	1.5874	1.6427	1.5729	1.5483	1.5438

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monthly Report February 2009, Table XI.11.

Financial System

As of January 31, 2009, 1,976 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,970.4 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 271 commercial banks (with an aggregate balance sheet total of EUR 2,460.7 billion), 434 savings banks (with an aggregate balance sheet total of EUR 1,058.2 billion) and their 10 regional institutions (including 9 Landesbanken and Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and Landesbanken, with an aggregate balance sheet total of EUR 1,578.2 billion), 18 special-purpose credit institutions (with an aggregate balance sheet total of EUR 905.7 billion), 1,197 credit cooperatives (with an aggregate balance sheet total of EUR 666.5 billion) and their two central institutions (with an aggregate balance sheet total of EUR 274.5 billion), 19 mortgage banks (with an aggregate balance sheet total of EUR 837.8 billion) and 25 building and loan associations (with an aggregate balance sheet total of EUR 188.8 billion). Also included in this classification are the 149 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 891.5 billion.

The Deutsche Bundesbank also publishes separate data for the five German “big banks” (Großbanken) as a subcategory of commercial banks that operate nationwide. As of January 31, 2009, these five big banks reported an aggregate balance sheet total of EUR 1,482.7 billion. In early 2009, two major transactions within the German financial sector were finalized, in which four of the five big banks participated. On January 12,

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2009, Commerzbank AG (“Commerzbank”), Germany’s second largest bank in terms of total assets, announced that it had completed a 100% takeover of Dresdner Bank AG. On February 25, 2009, Deutsche Bank AG, Germany’s largest bank in terms of total assets, announced that it had acquired a stake of 25% plus one share in Deutsche Postbank AG, which provides it with a blocking majority for certain material corporate decisions.

Sources: Deutsche Bundesbank, Monatsbericht März 2009, Table IV.2; Deutsche Bank AG, Deutsche Bank and Deutsche Post close Postbank transaction, press release of February 25, 2009
(http://www.deutsche-bank.de/presse/en/content/press_releases_4380.htm); Commerzbank AG, Commerzbank: Dresdner Bank takeover closed, press release of January 12, 2009 (https://www.commerzbank.de/en/hauptnavigation/presse/archiv_/presse_mitteilungen/2009/quartal_09_01/pre sse_archiv_detail_09_01_5068.html).

All banks other than the Deutsche Bundesbank and KfW are regulated by the German Banking Act. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to guarantee the proper functioning, stability and integrity of the German financial system. The Financial Supervisory Authority operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the Financial Supervisory Authority has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the Financial Supervisory Authority. A new supervisory guideline, which clarifies the assignment of tasks between the two authorities, entered into force in February 2008. According to these guidelines, the Financial Supervisory Authority is responsible for all supervisory measures, while most of the ongoing operational tasks in banking supervision are assigned to the Deutsche Bundesbank.

In light of the ongoing crisis in the global financial markets, the Federal Government in March 2009 announced its intention to broaden the BaFin’s regulatory competence. Among other things, the BaFin shall be vested with increased powers to set higher liquidity and capital requirements for individual banks, prohibit the distribution of profits of troubled financial institutions, and remove unprofessional or unreliable persons from the supervisory bodies of financial institutions. In addition, more stringent reporting requirements to the BaFin for financial institutions in Germany are planned.

Sources: Bundesministerium der Finanzen, press release of March 22, 2002; Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions
(http://www.bafin.de/cln_043/nn_721302/EN/BaFin/Functions/functions__node.html?__nnn=true); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, joint press release of November 4, 2002 (http://www.bundesbank.de/download/presse/pressenotizen/2002/20021104bbk1_en.pdf); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie - Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008
(http://www.bafin.de/cln_051/nn_722564/SharedDocs/Aufsichtsrecht/DE/Richtlinien/rl__080221__aufsichtsrich tlinie.html); Bundesministerium der Finanzen, Finanzmarktaufsicht wird verbessert, March 25, 2009 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Entw__Finanzmarktaufsicht__Haupt.html?__nnn=true); Bundesministerium der Finanzen, Gesetz zur Stärkung der Finanzmarkt- und Versicherungsaufsicht, draft bill
(http://www.bundesfinanzministerium.de/nn_4328/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetzent wuerfe__Arbeitsfassungen/Entw__Finanzmarktaufsicht__anl,templateId=raw,property=publicationFile.pdf); Bundesregierung, Aufsicht über die Finanzmärkte verbessern, March 25, 2009
(http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2009/03/2009-03-25-finanzmarktaufsicht.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital

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markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The official securities markets of Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the commodities and commodity derivatives exchange, the Risk Management Exchange and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with worldwide accepted regulatory standards.

The most important stock exchange in the Federal Republic is the Frankfurt Stock Exchange, operated by Deutsche Börse AG. The Frankfurt Stock Exchange had a total turnover of EUR 5,354.5 billion in 2008, accounting for 88.3% of the total turnover on German securities exchanges.

Source: Deutsche Börse, Cash Market: Monthly Statistics – February 2009, page 3 (http://deutsche-boerse.com/INTERNET/IP/ip_stats.nsf/(KIR+Monatsstatistik+Kassamarkt+E)/7D4E52BDACB2D5E5C125756F00572A37/$FILE/fwb_monthly.pdf)

Policy Response to the Crisis in the Global Financial Markets

Financial Market Stabilization Fund

In October 2008, the legislature adopted the Law on the Implementation of a Package of Measures to Stabilize the Financial Markets (Finanzmarktstabilisierungsgesetz) (the “Stabilization Law”). On October 20, 2008, the Federal Government established and adopted the implementing rules for the Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds) (the “Fund”) provided for by the Stabilization Law. The stabilization measures extended by the Fund include Government guarantees of up to a total amount of EUR 400 billion as well as recapitalization measures and risk assumption for troubled assets of up to a total amount of EUR 80 billion to stimulate bank refinancing and to ensure the availability of loans for the economy. In late October 2008, the European Commission approved the Stabilization Law under EU state aid rules.

As of early May 2009, a number of support measures had been implemented under the Stabilization Law, including recapitalization measures for Commerzbank, under which the Fund intends to acquire a 25% plus one share stake in Commerzbank, and the extension of guarantees by the Fund in connection with eight bond issuances by German financial institutions.

On March 20, 2009, the Bundestag approved an amendment to the Stabilization Law (Finanzmarktstabilisierungsergänzungsgesetz). The approval by the Bundesrat followed on April 3, 2009. The amendment aims to improve the effectiveness of stabilization measures. It includes, among other things, as a means of last resort to prevent the failure of systemically relevant financial institutions, a temporary authorization of the Federal Government to nationalize such financial institutions through expropriation of shareholders in return for appropriate compensation. The authorization expires on June 30, 2009. In addition, the amendment extends the maximum term of maturity of guarantees granted by the Fund from 36 months to 60 months.

On April 9, 2009, the Federal Republic, acting through the Fund, decided to launch a tender offer for all shares of Hypo Real Estate Holding AG (“HRE”), a troubled German financial institution. As of May 4, 2009, 24:00 hours CET, the expiration time of the tender offer, the Federal Republic held approximately 47.31% of the registered share capital and voting rights of HRE. On this basis, the takeover to stabilize HRE by the Federal Republic is expected to continue swiftly. It is envisaged that an extraordinary general meeting to be held on June 2, 2009, shall approve a capital increase in order to continue the takeover of HRE. The Federal Republic, acting through the Fund, is aiming for a complete takeover of the shares of HRE.

Sources: Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes (Finanzmarktstabilisierungsgesetz – FMStG), October 17, 2008 (http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Finanzmarktstabi.html); Verordnung zur Durchführung des Finanzmarktstabilisierungsfondsgesetzes (Finanzmarktstabilisierungsfonds-Verordnung — FMStFV), October 20, 2008
(http://www.bundesfinanzministerium.de/nn_4312/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/Finanzmarktstabilisierungsfonds__Verordnung.html); Bundesregierung beschließt Rechtsverordnung zum Finanzmarktstabilisierungsgesetz, press release of the Federal Ministry of Finance dated November 20, 2008
(http://www.bundesfinanzministerium.de/nn_53532/DE/Presse/Pressemitteilungen/Finanzpolitik/2008/10/20082010__PM53.html); Stabilisierung der Finanzmärkte, publication of the Federal Ministry of Finance dated November 20, 2008 (http://www.bundesfinanzministerium.de/nn_69116/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtscha ftspolitik/Finanzpolitik/122__Paket__Finanzmaerkte.html); Freie Fahrt für den Stabilisierungsfonds - EU-Kommission genehmigt den deutschen Bankenschirm, joint press release of the Federal Ministry of Economy

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and Technology and the Federal Ministry of Finance dated October 28, 2008
(http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=276582.html); Rettungspaket für Banken greift, publication of the Federal Ministry of Finance dated November 6, 2008 (http://www.bundesfinanzministerium.de/nn_54/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zukunft/finanzkrise/074__wirks__Bankenpaket.html?__nnn=true); Maßnahmenpaket zur Stabilisierung der Finanzmärkte, publication of the Federal Ministry of Finance
(http://www.bundesfinanzministerium.de/nn_69116/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/schaubild/schaubild.html); List of issues guaranteed by Soffin, published by the Financial Market Stabilization Fund (http://www.soffin.de/leistungen_garantien.en.php?sub=3); Bundesministerium der Finanzen, Stärkung der Commerzbank ist wichtig für Deutschland, publication of January 9, 2009 (http://www.bundesfinanzministerium.de/nn_53848/sid_CC6D41EC0E784EF629D76D612B6DBD29/DE/Wirts chaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/013a__Commerzbank.html?__nnn=true); Bundesregierung, Verstaatlichung von Banken als allerletztes Mittel, press release of March 20, 2009
(http://www.bundesregierung.de/Content/DE/Artikel/2009/02/2009-02-18-ergaenzung-finanzmarktstabilisierungsgesetz.html); Bundesministerium der Finanzen, Bundesregierung beschließt wichtige Ergänzungen zum Finanzmarktstabilisierungsgesetz, press release of February 18, 2009
(http://www.bundesfinanzministerium.de/nn_54090/DE/Presse/Pressemitteilungen/Finanzpolitik/2009/02/20091802__PM7.html); Bundesministerium der Finanzen, Finanzmarktstabilisierungsergänzungsgesetz, draft bill (http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetzentwu erfe__Arbeitsfassungen/entw__Finanzmarktstabilisierungsergaenzungsgesetz__anl,templateId=raw,property=publicationFile.pdf); Bundesministerium der Finanzen, Bundesländer stimmen zu, April 3, 2009
(http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Foederale__Finanzbeziehungen/116-Finanzmarktstabilisierungsgesetz.html?__nnn=true); SoFFin, Public takeover offer by the Federal Republic of Germany, acting through the Financial Market Stabilization Fund, represented by the Financial Market Stabilization Agency, to the shareholders of Hypo Real Estate Holding AG
(http://w3.cantos.com/09/soffin-904-d71oz/index.php); SoFFin, Federal Republic of Germany acting through the Financial Market Stabilization Fund represented by the Financial Market Stabilization Agency, Notice persuant to § 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act
(http://w3.cantos.com/09/soffin-904-d71oz/documents/Finale_Bekanntmachung_090507_englisch_.pdf); Soffin, Soffin holds 47.31 percent of Hypo Real Estate Holding AG (HRE) after expiration of acceptance period, press release of May 7, 2009 (http://www.soffin.de/presse.en.php?sub=5).

Policy Response by the European Central Bank

In response to the crisis in the global financial markets, the ECB has provided substantial amounts of liquidity to the European financial sector. The provision of liquidity measures have been accompanied by extensive changes in the liquidity framework of the ECB, including an expansion of assets eligible as collateral in the Eurosystem, enhanced open market operations, the provision of US dollar liquidity to Eurosystem counterparties, the provision of euro liquidity to central banks outside the Eurosystem and changes in the ECB standing facility rates corridor. In line with its enhanced liquidity operations, the balance sheet of the ECB grew from EUR 126.0 billion as of December 31, 2007 to EUR 383.9 billion as of December 31, 2008. In addition to these liquidity measures, the ECB lowered its key interest rate from 4.25% in July 2008 to 1.00% in early May 2009 – the lowest interest rate level since the introduction of the euro in 1999. Also in early May 2009, the ECB decided to implement further measures, including the conduct of liquidity-providing longer-term refinancing operations with a maturity of one year, the acceptance of the European Investment Bank as eligible counterparty in the Eurosystem’s monetary policy operations, and, in principle, the purchase of euro-denominated covered bonds issued in the euro area.

Sources: European Central Bank, key interest rates
(http://www.ecb.int/stats/monetary/rates/html/index.en.html); European Central Bank, Annual Report 2007, p. 210; European Central Bank, Annual Accounts 2008, p. 3; European Central Bank, Specific measures to address liquidity pressures in funding markets, press release of March 11, 2008
(http://www.ecb.int/press/pr/date/2008/html/pr080311.en.html); European Central Bank, Changes in tender procedure and in the standing facility corridor, press release of October 8, 2008
(http://www.ecb.int/press/pr/date/2008/html/pr081008_2.en.html); European Central Bank, Measures to further expand the collateral framework and enhance the provision of liquidity, press release of October 15, 2008 (http://www.ecb.europa.eu/press/pr/date/2008/html/pr081015.en.html); European Central Bank, Magyar Nemzeti Bank and European Central Bank cooperation to support the MNB’s Euro Liquidity Providing Instruments, press release of October 16, 2008 (http://www.ecb.int/press/pr/date/2008/html/pr081016.en.html); European Central Bank, longer-term refinancing operations, press release of May 7, 2009
(http://www.ecb.int/press/pr/date/2009/html/pr090507_2.en.html); European Central Bank, EIB becomes an eligible counterparty in the Eurosystem’s monetary policy operations

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(http://www.ecb.int/press/pr/date/2009/html/pr090507_1.en.html); European Central Bank, Introductory Statement, May 7, 2009
(http://www.ecb.int/press/pressconf/2009/html/is090507.en.html).

Other Measures to Stabilize the Financial Markets

In September 2008, the BaFin prohibited naked short selling (uncovered short selling transactions) in shares of eleven major financial institutions in Germany. Naked short selling is the sale of shares by a person who does not own or does not have a plea-proof claim to transfer of title in shares of the same class at the time of the transaction. The prohibition was originally limited in time until December 31, 2008, but was later extended until May 31, 2009.

Sources: BaFin, BaFin bans short selling – eleven stocks concerned, Decree of September 19, 2008
(http://www.bafin.de/cln_116/nn_720788/SharedDocs/Mitteilungen/EN/2008/pm__080919__leerv__en.html); BaFin, General Decree of BaFin on September 21, 2008 (http://www.bafin.de/cln_116/nn_720788/SharedDocs/Aufsichtsrecht/EN/Verfuegungen/vf__080921__leerverk__en.html); BaFin, General Decree of BaFin (http://www.bafin.de/cln_116/nn_720788/SharedDocs/Aufsichtsrecht/EN/Verfuegungen/vf__081219__leerverk__verlaeng__en.html); BaFin, Leerverkaufsverbot weiter verlängert (http://www.bafin.de/cln_116/nn_722758/SharedDocs/Aufsichtsrecht/DE/Verfuegungen/vf__090330__leerverk__verlaenger.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the Federal Budget Bill to the Parliament, generally in the fall of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2008, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,091.1 billion, with tax revenue of EUR 593.2 billion and social contributions of EUR 407.8 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 3.4.3.2.

In 2008, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 172.5 billion and EUR 280.5 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example on tobacco, beer and motor vehicles. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 3.4.3.20.

Consolidated general government expenditure in 2008, as presented in the national accounts, amounted to a total of EUR 1,094.4 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 421.2 billion), social benefits in kind (EUR 185.7 billion) and employee compensation (EUR 171.5 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 107.2 billion), interest on public debt (EUR 69.0 billion), and gross capital formation (EUR 38.0 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe1.4 – 2008 (March 2009), Table 3.4.3.2

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GENERAL GOVERNMENT ACCOUNTS (1)

	2008	2007	2006	2005	2004

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	707.9	687.4	638.9	603.9	580.7
of which: Taxes (2)	593.2	576.3	530.5	493.2	481.3
Expenditure	718.9	701.9	679.8	674.1	663.0

Balance	-11.0	-14.6	-40.9	-70.2	-82.3
Social security funds
Revenue	486.4	477.3	471.8	466.9	466.8
Expenditure	478.7	466.9	466.8	470.9	468.1

Balance	7.7	10.4	5.0	-4.1	-1.2
General Government
Revenue	1,091.1	1,065.9	1,016.4	976.2	957.7
Expenditure	1,094.4	1,070.1	1,052.3	1,050.5	1,041.2

Balance	-3.3	-4.2	-35.9	-74.3	-83.5

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2008	2007	2006	2005	2004

	(EUR in billions)
Revenue	327.7	317.1	293.2	277.4	261.7
of which: Taxes (2)	295.0	287.0	263.0	248.1	240.1
Expenditure	343.5	343.2	327.8	325.1	313.8

Balance	-15.8	-26.2	-34.6	-47.7	-52.1

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 3.4.3.4.

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GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2008	2007	2006	2005	2004

	(EUR in billions)
General public services	149.9	144.5	140.6	136.5	134.4
Defense	26.6	25.6	24.8	24.7	24.7
Public order and safety	38.5	37.2	36.7	37.0	36.5
Economic affairs	86.5	85.3	75.4	79.5	81.0
Environmental protection	12.1	11.7	11.1	10.7	10.8
Housing and community amenities	19.4	20.5	21.9	22.9	23.6
Health	155.2	148.7	143.4	139.7	135.4
Recreation, culture and religion	15.1	14.4	13.8	14.0	14.1
Education	99.8	96.5	94.9	94.5	94.3
Social protection	491.3	485.7	489.8	490.8	486.4

Total expenditure	1,094.4	1,070.1	1,052.3	1,050.5	1,041.2

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 3.4.3.17.

Germany’s General Government Deficit/Surplus and the Stability Program

For purposes of the Member States' reports to the European Commission under the EDP, the general government or “Maastricht“ deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item "net borrowing/net lending" of general government as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. The general government surplus (as defined under the EDP) in the amount of EUR 0.4 billion, or 0.0% of nominal GDP, that was initially reported for 2007, was later revised to a deficit of EUR 4.0 billion, or 0.2% of nominal GDP, respectively, because of a decision by Eurostat requiring that the measures taken by KfW in 2007 in connection with the risk protection for IKB be recorded in the general government accounts. In 2008, the general government deficit was EUR 3.3 billion, or 0.1% of nominal GDP. The debt-to-GDP ratio increased from 65.1% in 2007 to 65.9% in 2008, which is above the EU’s 60% reference value.

Source: Statistisches Bundesamt, Maastricht deficit ratio for 2007 amounting to 0.2%, press release of October 28, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/10/PE08__394__813,templateId=renderPrint.psml); Eurostat, Euro area and EU27 government deficit at 1.9% and 2.3% of GDP respectively, press release of April 22, 2009
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042009-BP/EN/2-22042009-EN-BP.PDF).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

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THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2008 (1)	2007	2006	2005	2004

	as % of GDP
General government deficit (-) / surplus (+) (2)	-0.1	-0.2	-1.5	-3.3	-3.8
General government gross debt	65.9	65.1	67.6	67.8	65.6

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Source: Deutsche Bundesbank, Monatsbericht März 2009, Table IX.1 ; Eurostat, Euro area and EU27 government deficit at 1.9% and 2.3% of GDP respectively, press release of April 22, 2009
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042009-BP/EN/2-22042009-EN-BP.PDF).

In 2008, economic development of the Federal Republic was characterized by the further intensifying crisis in the global financial markets accompanied by a severe economic downturn over the course of the year. In order to increase the stability of financial markets, the legislature passed the Stabilization Law and the amendment to the Stabilization Law. Furthermore, a number of measures to support macroeconomic demand were adopted. Both the financial market stabilization efforts and the stimulus measures will affect the general government deficit in 2009 and the following years. For more information on these measures, see “The Economy – Economic Policy – Stimulus Packages” and “Monetary and Financial System – Policy Response to the Crisis in the Global Financial Markets – Fund for the Stabilization of the Financial Market”. According to the January 2009 addendum to the update of the German stability program, the deficit is expected to rise to approximately 3% of nominal GDP in 2009 and to approximately 4% in 2010. The deficit forecast for 2009 as presented in the Federal Republic’s January 2009 addendum to the update of the German stability program was calculated based on a forecasted decline in real GDP of 2¼% in 2009. From 2011 onwards, it is expected that the deficit will once again fall below the Maastricht reference value of 3% of nominal GDP. With respect to 2009, this view was confirmed in the EDP notification table submitted by the Federal Republic to the European Commission in April 2009, according to which the deficit in 2009 is expected to be equal to 2.9% of nominal GDP. The European Commission, however, is more pessimistic with respect to both the short-term prospects of Germany’s public finances and the growth outlook. In its spring forecast published in early May 2009, the European Commission predicts that Germany will exceed the 3% threshold for the deficit in 2009, based on its forecast of a decline in real GDP of 5.4% for Germany in the year. In particular, the European Commission expects the deficit ratio to equal almost 4% of GDP in 2009 as a consequence of the economic downturn, with a further increase in the deficit ratio to almost 6% of GDP in 2010. The deficit is forecast to increase as a result of sizeable tax revenue losses and higher expenditure due to automatic stabilizers and the stimulus packages amounting to around 1½% of GDP for 2009 and 2% of GDP for 2010 according to the European Commission’s estimates. In light of the enormous fiscal burden caused by the various rescue and stimulus packages in the Member States, the Ecofin Council has emphasized its strong commitment to sound public finances and to the Stability and Growth Pact. However, the EcoFin Council has also stated that the flexibility provided by the Pact in order to deal with exceptional macroeconomic situations will be taken into account in appraising the fiscal situation of Member States as well as differences in fiscal latitude.

The Federal Republic’s debt-to-GDP ratio is projected to increase to 68½% of nominal GDP in 2009 and to 72½% in 2012 and thus would continue to exceed the relevant EU’s reference value of 60% of nominal GDP according to the January 2009 addendum to the update of the German stability program. According to its spring forecast, the European Commission is projecting even higher debt ratios for Germany, amounting to 73.4% of GDP in 2009 and 78.7% of GDP in 2010.

Sources: Statistisches Bundesamt, Staat schließt 2008 mit einem Defizit von 3,3 Milliarden Euro ab, press release of February 25, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Presse/pm/2009/02/PD09__062__813,templateId=renderPrint.psml); Bundesministerium der Finanzen, Addendum to the Update of the German Stability Program (http://ec.europa.eu/economy_finance/publications/publication13915_en.pdf); Act on the Implementation of a Package of Measures to Stabilise the Financial Market (http://www.bundesfinanzministerium.de/nn_4328/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__ Verordnungen/Finanzmarktstabi__engl__anl,templateId=raw,property=publicationFile.pdf); Council of the European Union, press release, January 20th, 2009

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(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/105390.pdf); Council of the European Union, Draft Key Issues Paper, March 5th, 2009
(http://register.consilium.europa.eu/pdf/en/09/st06/st06784-re01.en09.pdf); Eurostat, Government Finance Statistics, EDP Notification Tables, Germany, Reporting of Government Deficits and Debt Levels, Reporting before 1 April 2009 (http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE_2009-04.pdf); European Commission, Directorate-General for Economic and Financial Affairs, Economic Forecast, Spring 2009, pp. 58-60 (http://ec.europa.eu/economy_finance/publications/publication15048_en.pdf).

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GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2012	2011	2010	2009	2008

	(% of GDP)
Revenue	43	42½	42½	43½	44
Taxes	23	22½	22½	23½	24
Social contributions	16½	16½	16½	16½	16½
Other	3½	3½	3½	3½	3½
Expenditure	45½	45½	46½	46½	44
Intermediate consumption, social transfers in kind, compensation of employees, other taxes on production	19½	19½	19½	19½	18½
Social transfers other than in kind	17	17	17½	17½	17
Interest expenditure	3	3	3	3	3
Subsidies	1	1½	1½	1	1
Gross fixed capital formation	2½	2½	2½	2	1½
Other	2	2	2½	3	3

General government deficit (-) / surplus (+)	-2½	-3	-4	-3	-0
Federal government	-1½	-2	-2½	-2	-½
Länder governments and municipalities	-1	-1	-1	-½	0
Social security funds	-0	0	-½	-½	½

General government gross debt	72½	71½	70½	68½	65½

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, Addendum to the Update of the German Stability Programme (January 2009), Tables 5 and 6.

Tax Structure

Income Tax

The Federal Government’s most significant sources of revenue are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

With effect from January 1, 2009, taxation of capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is designed as a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable tax liability subject to certain allowances.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/index.html); Bundesministerium der Justiz, Section 43a, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/__43a.html); Bundesministerium der Justiz, Section 20, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/__20.html); Bundesministerium der Justiz, Section 32a, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/__32a.html); Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz
(http://bundesrecht.juris.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz
(http://bundesrecht.juris.de/kstg_1977/index.html); Bundesministerium der Justiz, Section 23, Körperschaftsteuergesetz
(http://bundesrecht.juris.de/kstg_1977/__23.html).

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Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are some specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz
(http://bundesrecht.juris.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12,
(http://bundesrecht.juris.de/ustg_1980/__12.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz
(http://bundesrecht.juris.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, Section 3,
(http://bundesrecht.juris.de/stromstg/__3.html); Bundesministerium der Finanzen, Ökosteuer / Ökologische Steuerreform, Glossary
(http://www.bundesfinanzministerium.de/nn_39840/DE/BMF__Startseite/Service/Glossar/O/001__Oekosteuer-Oekologische_20Steuerreform.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. The base for the trade tax is the trade earnings of the business, which equals the gain from the professional undertaking, increased by certain additions and reduced by certain discounts. The trade earnings are multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% municipalities have discretion to fix the municipal tax collection rate, so that trade tax rates may vary.

Sources: Bundesministerium der Justiz, Gewerbesteuergesetz
(http://bundesrecht.juris.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

With effect from January 1, 2009, changes relating to the capital gains tax (Kapitalertragsteuer) entered into force. All types of income from capital as well as private shareholders’ net gains from sales of shares in corporations are now subject to a final uniform tax rate of 25% (Abgeltungssteuer) plus solidarity surcharge of 5.5% (described above). Also with effect from January 1, 2009, the annual allowance for investment income (Sparerfreibetrag), which formerly totaled EUR 750 and EUR 1,500 for married couples, respectively, was increased to EUR 801 (EUR 1,602 for married couples), including an allowance for capital income related expenses. Since January 1, 2009, the taxation of private shareholders’ net gains from sales of shares in corporations is no longer based upon a holding period of the shares. Prior to 2009 net gains from sales were tax-exempt if the shares had been held for a minimum period of one year; the same is still true for net gains from sales of shares which were acquired before December 31, 2008.

The Federal Constitutional Court (Bundesverfassungsgericht) decided that the recent reform of the deductibility of commuting expenses (Entfernungspauschale), which came into effect on January 1, 2007, and limited the deductibility of expenses arising in connection with commuting to and from work to the portion that exceeded 20 kilometers, is not in line with the Federal Constitution. The government has had to reinstate the relevant legal provisions. Since reinstatement, all expenses arising in connection with commuting to and from work are again deductible, retroactively effective as of January 1, 2007.

With effect from January 1, 2010, the Citizen Relief Act (Bürgerentlastungsgesetz) will enter into force. The aim of the act is to improve the tax deductibility of contributions to health insurance and to long-term care insurance. Furthermore, as part of the stimulus package, the basic allowance, which was increased to EUR 7,834 in 2009, will be further increased to EUR 8,004 in 2010.

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Sources: Bundesministerium der Justiz, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/index.html); Bundesministerium der Justiz, Section 43a, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/__43a.html); Bundesministerium der Justiz, Section 9, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/__9.html); Bundesministerium der Justiz, Section 20, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/__20.html); Bundesministerium der Justiz, Section 52a, Einkommensteuergesetz
(http://bundesrecht.juris.de/estg/__52a.html). Bundesministerium der Finanzen, Pendlerpauschale gilt wieder – Millionen Pendler bekommen schnell ihr Geld, press release of Dezember 09, 2008
(http://www.bundesfinanzministerium.de/nn_54270/DE/Presse/Pressemitteilungen/Finanzpolitik/2008/12/20080912__PM65.html); Bundesministerium der Finanzen, Dauerhafte steuerliche Entlastung für alle Kranken- und Pflegeversicherte, press release of February 18, 2009
(http://www.bundesfinanzministerium.de/nn_54270/DE/Presse/Pressemitteilungen/Finanzpolitik/2009/02/20091802__PM8.html); Bundesministerium der Finanzen
(http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetzentwuerfe__Arbeitsfassungen/Entw__ Pflegeversicherung__anl,templateId=raw,property=publicationFile.pdf); Bundesgesetzblatt, Gesetz zur Sicherung von Beschäftigung und Stabilität in Deutschland
(http://www.bgblportal.de/BGBL/bgbl1f/bgbl109s0416.pdf).

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The following table provides an overview of annual tax revenues of general government divided by categories for each of the years indicated as presented in the national accounts.

TAXES (1)

	2008	2007	2006	2005	2004

	(EUR in billions)
Current taxes	593.2	576.3	530.5	493.2	481.3
Taxes on production and imports	312.7	305.5	280.5	265.6	260.2
of which: Value-added tax	172.5	166.5	143.8	136.9	134.8
Current taxes on income and wealth	280.5	270.8	250.1	227.6	221.1
of which: Wage tax	186.5	176.2	167.1	161.9	165.3
Assessed income tax	36.4	34.8	28.6	21.6	17.4
Non-assessed taxes on earnings	32.4	27.3	21.9	17.8	16.4
Corporate tax	17.8	25.0	25.0	18.9	15.3
Capital taxes	4.8	4.2	3.8	4.1	4.3

Tax revenue of general government	598.0	580.5	534.3	497.3	485.6
Taxes of domestic sectors to EU	8.1	7.8	7.5	6.7	6.0

Taxes	606.1	588.3	541.8	504.0	491.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2008 (March 2009), Table 3.4.3.20.

Government Participations

As of October 2008, the Federal Republic held direct participations in 90 public and private enterprises, and various special funds held participations in 19 (18 without double counting) enterprises. The aggregate nominal capital of the enterprises in which the Federal Republic or the special funds held direct participations of more than 50% amounted to EUR 18.8 billion as of December 31, 2007 compared to EUR 18.2 billions as of December 31, 2006.

Sources: Bundesministerium der Finanzen, Beteiligungsbericht 2007, page 2; Bundesministerium der Finanzen, Beteiligungsbericht 2008, pages 1 and 2.

The following table shows information on the Federal Republic’s significant direct participations (including those held through its “special funds”) as of December 31, 2007.

	Nominal Capital of	Participation of the
Enterprises	Enterprise	Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

Source: Bundesministerium der Finanzen, Beteiligungsbericht 2008, Chapters B and C, pages 27, 57 and 85.

Debt of the Federal Government

As of December 31, 2008, the Federal Government’s total debt, not including the debt of the Länder governments and the municipalities, amounted to EUR 958.0 billion, compared to EUR 940.0 billion as of December 31, 2007. Since July 1, 1999, the Federal Government has assumed joint liability for the debts of the following special funds: Sinking Fund for Vested Liabilities (Erblastentilgungsfonds) (for former GDR liabilities); the Federal Railway Fund (Bundeseisenbahnvermögen); and the Compensation Fund for Safeguarding the Use of Coal (Ausgleichsfonds Steinkohleneinsatz). In addition, the Federal Government has assumed joint liability for the debt of the Equalization Fund pursuant to the Act Governing the Equalization of Burdens (Ausgleichsfonds nach dem Lastenausgleichsgesetz) and the German Unity Fund (Fonds “Deutscher Einheit”) since January 1, 2005. The aforementioned special funds were allocated to the Federal Government as of July 1999 and January 2005, respectively.

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Source: Deutsche Bundesbank, Monatsbericht März 2009, Table IX.14.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 217.5 billion as of December 31, 2007. Of this amount, EUR 96.7 billion was outstanding in the form of export credit insurance, which is handled by EULER HERMES on behalf of and for the account of the Federal Government.

Source: Bundesministerium der Finanzen, Finanzbericht 2009, Overview 4, page 336.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information”.

For information on the Federal Government’s liability as of December 31, 2008 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information — III. Liabilities to International Financial Organizations” below.

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TABLES AND SUPPLEMENTARY INFORMATION

1. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal Amount
Outstanding as of
December 31, 2008

(EUR in millions)
Federal Bonds	600,468
Inflation-linked Securities	22,000
Five-year Federal Notes	171,000
Federal Treasury Notes	108,000
Federal Savings Notes	9,649
Treasury Discount Paper	38,565
Federal Treasury Financing Paper	2,319
German Government Day-Bonds	3,174
Further short-term debt ( 1 year)	8,200
Borrowers’ note loans (Schuldscheindarlehen)	13,341
Of which:
From residents	13,124
From non-residents	217
Old debt (1)	4,474
Of which:
Equalization claims	4,124
Other	40
Repurchased debt	39,957
Medium-term notes of Treuhandanstalt	51

Total	941,325

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2008, Bundesanzeiger Nr. 26 of February 18, 2009, page 583.

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DEBT TABLES

1. Federal Bonds (1)

				Principal Amount
				Outstanding as of
	Interest	Year of		December 31,
Title	Rate	Issue	Maturity	2008

	(% per
	annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
3.75% Bonds of the Federal Republic of 1999	3.75	1999	2009	14,250
4% Bonds of the Federal Republic of 1999	4	1999	2009	11,250
4.5% Bonds of the Federal Republic of 1999	4.5	1999	2009	20,250
5.375% Bonds of the Federal Republic of 1999	5.375	1999	2010	20,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
5.25% Bonds of the Federal Republic of 2000 (I)	5.25	2000	2010	20,250
5.25% Bonds of the Federal Republic of 2000 (II)	5.25	2000	2011	23,250
5% Bonds of the Federal Republic of 2001	5	2001	2011	24,000
5% Bonds of the Federal Republic of 2002 (I)	5	2002	2012	25,000
5% Bonds of the Federal Republic of 2002 (II)	5	2002	2012	27,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
3.875% USD-Bonds of the Federal Republic of 2005	3.875	2005	2010	3,968
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	7,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	4,000

Total Federal Bonds				600,468

(1)	Federal Bonds are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. Inflation-linked Securities (1)

				Principal Amount
				Outstanding as of
	Interest	Year of		December 31,
Title	Rate	Issue	Maturity	2008

	(% per
	annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	13,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	9,000

Total Inflation-linked Securities				22,000

(1)	Inflation-linked Securities are evidenced by book entry, and no certificates are issued. Maturities are 5 to 10 years. No redemption prior to maturity.

3. Five-Year Federal Notes (1)

				Principal Amount
				Outstanding as of
	Interest	Year of		December 31,
Title	Rate	Issue	Maturity	2008

	(% per
	annum)			(EUR in millions)
3.25% Bonds of 2004-Series 144	3.25	2004	2009	18,000
3.5% Bonds of 2004-Series 145	3.5	2004	2009	18,000
3.25% Bonds of 2005-Series 146	3.25	2005	2010	17,000
2.5% Bonds of 2005-Series 147	2.5	2005	2010	17,000
3.5% Bonds of 2006-Series 148	3.5	2006	2011	19,000
3.5% Bonds of 2006-Series 149	3.5	2006	2011	17,000
4% Bonds of 2007 Series 150	4	2007	2012	16,000
4.25% Bonds of 2007 Series 151	4.25	2007	2012	16,000
3.5% Bonds of 2008 Series 152	3.5	2008	2013	17,000
4% Bonds of 2008 Series 153	4	2008	2013	16,000

Total Five-Year Federal Notes				171,000

(1)	Five-Year Federal Notes are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. Federal Treasury Notes (1)

				Principal Amount
				Outstanding as of
	Interest	Year of		December 31,
Title	Rate	Issue	Maturity	2008

	(% per
	annum)			(EUR in millions)
3.75% Notes of 2007	3.75	2007	2009	15,000
4.5% Notes of 2007	4.5	2007	2009	14,000
4% Notes of 2007	4	2007	2009	13,000
4% Notes of 2007(II)	4	2007	2009	14,000
3% Notes of 2008	3	2008	2010	15,000
4.75% Notes of 2008	4.75	2008	2010	15,000
4% Notes of 2008	4	2008	2010	15,000
2.25% Notes of 2008	2.25	2008	2010	7,000

Total Federal Treasury Notes				108,000

(1)	Federal Treasury Notes are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

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5. Federal Savings Notes (1)
				Principal Amount
				Outstanding as of
	Interest Rate	Year of Issue	Maturity	December 31, 2008

				(EUR in millions)
Federal Savings Notes	1% to 5.75%	2002 to 2008	2009 to 2015	9,649

6. Treasury Discount Paper (2)
				Principal Amount
				Outstanding as of
	Interest Rate (3)	Year of Issue	Maturity	December 31, 2008

				(EUR in millions)
Treasury Discount Paper	1.96% to 4.38%	2007	2009	38,565

7. Federal Treasury Financing Paper (4)
				Principal Amount
				Outstanding as of
	Interest Rate (3)	Year of Issue	Maturity	December 31, 2008

				(EUR in millions)
Federal Treasury Financing Paper	1.57% to 4.31%	2007 to 2008	2009 to 2010	2,319

8. German Government Day-Bonds
				Principal Amount
				Outstanding as of
	Interest Rate	Year of Issue	Maturity	December 31, 2008

				(EUR in millions)
German Government Day-Bonds	2.06% to 4.13%	2008	none	3,174

9. Further short-term debt (< 1 year)
				Principal Amount
				Outstanding as of
	Interest Rate	Year of Issue	Maturity	December 31, 2008

				(EUR in millions)
Further short-term debt (< 1 year)	1.96% to 4.22%	2008	2009	8,200

10. Borrowers’ note loans(5)
				Principal Amount
		Year of		Outstanding as of
	Interest Rate	Incurrence	Maturity	December 31, 2008

				(EUR in millions)
Borrowers’ note loans
(Schuldscheindarlehen)	2.69% to 7.75%	1954 to 2008	2009 to 2037	13,341

(1)	Federal Savings Notes are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The bonds are redeemable after one year from the issue date at the option of the holders in installments of EUR 5,113 per holder and month. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity.
(2)	Treasury Discount Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount.
(4)	Federal Treasury Financing Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(5)

Borrowers’ not loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments.

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No redemption is permitted prior to maturity.

11. Other Liabilities

				Principal Amount
		Year of		Outstanding as of
Title	Interest Rate	Incurrence	Maturity	December 31, 2008

				(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,124
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2008, Bundesanzeiger Nr. 26 of February 18, 2009, page 583.

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II. GUARANTEES BY THE FEDERAL GOVERNMENT(1)

	Principal Amount Outstanding

	As of December 31,	As of December 31,
Purpose of Guarantees	2006	2007

	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	98,378	96,667
Untied loans; direct foreign investments by German companies;
Loans of the European Investment Bank to non-EU borrowers	26,948	26,114
Loans in connection with EU agricultural policy measures	7,500	7,500
Loans to domestic corporations and for projects in areas of
Agriculture, fishing and housing construction	46,431	44,663
Contributions to international financing institutions	40,256	40,256
Co-financing of bilateral projects of German financial co-operation	1,030	1,052
Successor agencies to Treuhandanstalt	1,239	1,239

Total guarantees	221,782	217,491

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “KfW — Business — Shareholdings, Treasury and Services —Treasury and Funding — Sources and Uses of Funds.”
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “KfW — Business — Export and Project Finance (KfW IPEX-Bank) —Business.”

Sources: Bundesministerium der Finanzen, Finanzbericht 2008, Overview 4, page 358; Finanzbericht 2009, Overview 4, page 336.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to the additional financing requirements of certain international organizations in which it participates. Such contributions are in many cases stated initially in 1944 U.S. dollars. One 1944 U.S. dollar is equivalent to one Special Drawing Right (“SDR”), a unit of value established by an amendment in July 1969 to the Articles of Agreement of the International Monetary Fund. From July 1, 1974 to December 31, 1980, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the exchange rate between world currencies and the SDR was determined on the basis of a basket of five currencies, including the U.S. dollar. The currencies that determine the value of the SDR, the proportion of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for a change in the composition of the SDR basket. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 31, 2008, SDR 1 equaled EUR 1.10675.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF DECEMBER 31, 2008

	Subscription or
	Commitment by the Federal	Amount
Name of organization	Republic (1)	Paid In

	(U.S.$ in millions)

International Monetary Fund (2)	20,036.1	20,036.1
International Bank for Reconstruction and Development (3)(4)	8,733.9	542.9
International Development Association (IDA)(3)(4)	20,174.4	20,174.4
International Finance Corporation (IFC)(3)(4)	128.9	128.9
European Investment Bank (5)	37,088.2	1,855.87
African Development Bank (3)	1,380.6	138.2
African Development Fund (3)	2,912.8	2,502.1
Asian Development Bank (3)	2,369.2	165.9
Asian Development Fund (3)	2,036.6	1,931.7
Inter-American Development Bank (3)	1,913.7	82.3
Inter-American Investment Corporation (3)	13.3	13.3
Fund for Special Operations (3)	230.0	230.0
International Fund for Agricultural Development (IFAD)(3)	335.9	321.9
Caribbean Development Bank (3)	50.2	11.1
Special Development Fund of the Caribbean Development Bank (3)	66.9	58.04
European Bank for Reconstruction and Development (EBRD)(3)(5)	2,371.5	622.1
Council of Europe Development Bank (CEB)(3)(5)	765.0	84.5

(1)	Subscriptions are in part committed in $, SDR or EUR. SDR or EUR commitments are converted to $ at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = $ 1.54027.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the International Monetary Fund.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development. IFAD as of December 31, 2007.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2008 (June 30, 2008); IFC: Consolidated Financial Statements 2008 (June 30, 2008). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2008 of EUR 1 per $ 1.39170.

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EXHIBIT (e)

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Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

We hereby consent to the inclusion in this Annual Report on Form 18-K of Landwirtschaftliche Rentenbank of (i) the translation of our original German auditor’s report dated March 9, 2009 in the form issued for the original German consolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2008 and (ii) the translation of our original German auditor’s report dated March 9, 2009 in the form issued for the original German unconsolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2008, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-146905) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America. We note that our original German auditor’s reports were given only with respect to the original and complete German consolidated financial statements and the original and complete German unconsolidated financial statements, respectively, and not to the English translation thereof.

We also consent in this regard to the reference to Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft under the heading “Financial Statements” in this Annual Report on Form 18-K and in the Registration Statement under Schedule B of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America, into which such Annual Report is incorporated by reference.

Frankfurt am Main, May 11, 2009

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

By:	/s/ Prof. Dr. Kläs

Prof. Dr. Kläs

By:	/s/ Dr. Theileis

Dr. Theileis

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2008, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-146905) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 11, 2009

Federal Republic of Germany

By:	/s/ Elke Kallenbach

Elke Kallenbach
Regierungsdirektorin

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EXHIBIT (g)

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GESETZ ÜBER DIE LANDWIRTSCHAFTLICHE RENTENBANK

in der Fassung der Bekanntmachung vom 4. September 2002 (BGBl. I S. 3646), zuletzt geändert durch Artikel 4 des Gesetzes zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009 (BGBl. I S. 607)

§ 1
Rechtsform, Sitz

(1)   Die Landwirtschaftliche Rentenbank, nachstehend Bank genannt, ist eine bundesunmittelbare Anstalt des öffentlichen Rechts.

(2)   Die Bank hat ihren Sitz in Frankfurt am Main. Sie unterhält keine Zweigniederlassungen.

§ 2
Kapital

(1)     Das Grundkapital der Bank beträgt 135 Millionen Euro.

(2)     Zur Verstärkung ihres Kapitals ist eine Hauptrücklage zu bilden. Dieser ist mindestens die Hälfte des nach Zuführung zur Deckungsrücklage (Absatz 3) verbleibenden Jahresüberschusses zuzuweisen.

(3)     Neben der Hauptrücklage (Absatz 2) ist eine besondere Deckungsrücklage zu bilden; sie dient der Schaffung zusätzlicher Sicherheiten für die von der Bank ausgegebenen gedeckten Schuldverschreibungen. Die Deckungsrücklage darf fünf vom Hundert des Nennbetrages der jeweils im Umlauf befindlichen gedeckten Schuldverschreibungen nicht überschreiten. Ihr dürfen nicht mehr als 50 vom Hundert des Jahresüberschusses zugewiesen werden.

§ 3
Geschäftsaufgaben

(1)     Die Bank hat den staatlichen Auftrag, die Landwirtschaft und den ländlichen Raum zu fördern, wobei die jeweiligen Zuständigkeiten

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des Bundes und der Länder zu beachten sind. Zur Erfüllung ihres Auftrages führt die Bank in folgenden Bereichen nach näherer Bestimmung der Satzung Fördermaßnahmen, insbesondere mittels Finanzierungen, durch:

1.	Landwirtschaft, einschließlich Forstwirtschaft, Gartenbau und Fischerei, sowie den vor- und nachgelagerten Bereichen,

2.	Absatz und Lagerhaltung land- und ernährungswirtschaftlicher Produkte, einschließlich der Erschließung und Festigung von Märkten in den Mitgliedstaaten der Europäischen Union und den anderen Vertragsstaaten des Abkommens über den Europäischen Wirtschaftsraum,

3.	agrarbezogener Umweltschutz, Förderung erneuerbarer Energien und nachwachsender Rohstoffe aus der Landwirtschaft, Verbreitung des ökologischen Landbaus, Tierschutz in der Landwirtschaft,

4.	Verbesserung der Infrastruktur ländlich geprägter Räume,

5.	agrarbezogener Verbraucherschutz.

Das Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz kann im Einvernehmen mit dem Bundesministerium der Finanzen der Bank die Durchführung von Fördermaßnahmen im Rahmen ihres staatlichen Auftrages gegen angemessenes Entgelt zuweisen.

(2)     Zur Durchführung ihrer Aufgaben kann die Bank alle ihr zur Verfügung stehenden bankmäßigen Instrumente einsetzen, insbesondere Darlehen, Zuschüsse und sonstige Finanzhilfen gewähren, Bürgschaften übernehmen und Beteiligungen eingehen. Die Gewährung von Darlehen soll in der Regel über oder zusammen mit anderen Kreditinstituten erfolgen. Im Verhältnis zu anderen Kreditinstituten hat die Bank das gemeinschaftliche Diskriminierungsverbot zu beachten.

(3)     Die Bank kann im Rahmen ihres Auftrages gemäß Absatz 1 nach näherer Bestimmung der Satzung auch Gebietskörperschaften und öffentlich-rechtlichen Zweckverbänden Darlehen und andere Finanzierungsformen gewähren.

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(4)     Die Bank kann nach näherer Bestimmung der Satzung sonstige Finanzierungen im Interesse der deutschen und europäischen Landwirtschaft oder der ländlich geprägten Räume gewähren, soweit es sich dabei um Projekte im Gemeinschaftsinteresse handelt, die von der Europäischen Investitionsbank oder ähnlichen europäischen Finanzierungsinstitutionen mitfinanziert werden.

(5)     Zur Beschaffung der erforderlichen Mittel kann die Bank Darlehen aufnehmen, ungedeckte und gedeckte Schuldverschreibungen ausgeben, Gewährleistungen übernehmen sowie alle sonstigen banküblichen Finanzierungsinstrumente einsetzen.

§ 4
Sonstige Geschäfte

(1)     Die Bank kann ferner alle Geschäfte und Dienstleistungen betreiben, die mit der Erfüllung ihrer Aufgaben in direktem Zusammenhang stehen. In diesem Rahmen darf sie insbesondere Forderungen und Wertpapiere kaufen und verkaufen sowie Geschäfte und Maßnahmen zur Steuerung und Sicherstellung ihrer finanziellen Liquidität durchführen (Treasury Management) und alle für die Risikosteuerung erforderlichen Geschäfte betreiben.

(2)     Der Effektenhandel, das Einlagengeschäft und das Girogeschäft sind der Bank nur für eigene Rechnung und nur insoweit gestattet, als sie mit der Erfüllung der öffentlichen Förderaufgaben in direktem Zusammenhang stehen.

§ 5
Organe

(1)     Organe der Bank sind

1. der Vorstand,
2. der Verwaltungsrat,
3. die Anstaltsversammlung.

(2)     Die Aufgaben und Befugnisse der Organe regelt, soweit sie nicht im Gesetz bestimmt sind, die Satzung.

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§ 6
Vorstand

(1)     Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Vorstandsmitglieder werden vom Verwaltungsrat mit einer Mehrheit von mindestens zwei Dritteln seiner Mitglieder bestellt und abberufen. Die Bestellung bedarf der Zustimmung der Aufsichtsbehörde (§ 11 Abs. 1).

(2)     Der Vorstand führt die Geschäfte der Bank, soweit diese Aufgabe nicht durch Gesetz oder Satzung anderen Organen zugewiesen ist.

(3)     Der Vorstand vertritt die Bank gerichtlich und außergerichtlich. Die Befugnis zur Vertretung der Bank sowie die Form für Willenserklärungen der vertretungsberechtigten Personen werden durch die Satzung geregelt. Ist eine Willenserklärung der Bank gegenüber abzugeben, so genügt die Abgabe gegenüber einem Mitglied des Vorstandes. Auf die Vertretung der Bank gegenüber ihren Organen sind die für Aktiengesellschaften geltenden Vorschriften entsprechend anzuwenden.

§ 7
Verwaltungsrat

(1)     Der Verwaltungsrat besteht aus

1.	acht Vertretern landwirtschaftlicher und ernährungswirtschaftlicher Organisationen, von denen benannt werden sechs vom Deutschen Bauernverband e.V., einer vom Deutschen Raiffeisenverband e.V. sowie einer als Vertreter der Ernährungswirtschaft (Industrie und Handel) von den ernährungswirtschaftlichen Verbänden;

2.	drei Landwirtschaftsministern der Länder, die vom Bundesrat für eine von ihm zu bemessende Zeitdauer bestimmt werden, oder ihren ständigen Vertretern im Amt;

3.	einem Vertreter der Gewerkschaften;

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4.	dem Bundesminister oder der Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz; die Vertretung in den Sitzungen des Verwaltungsrates und seiner Ausschüsse durch einen ständigen Vertreter im Amt oder durch einen Abteilungsleiter ist zulässig;

5.	je einem Vertreter des Bundesministeriums für Ernährung, Landwirtschaft und Verbraucherschutz sowie des Bundesministeriums der Finanzen; die Bundesministerien können auch durch andere sachverständige Personen vertreten sein;

6.	drei Vertretern von Kreditinstituten oder anderen Kreditsachverständigen, die von den anderen Mitgliedern des Verwaltungsrates hinzugewählt werden.

(2)     Der Vorsitzende des Verwaltungsrates wird vom Verwaltungsrat aus den Reihen der vom Deutschen Bauernverband e.V. benannten Mitglieder gewählt. Sein Stellvertreter ist der Bundesminister oder die Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz.

(3)     Mitglieder der Anstaltsversammlung dürfen dem Verwaltungsrat nicht angehören.

(4)     Der Verwaltungsrat überwacht die Geschäftsführung des Vorstandes und beschließt über dessen Entlastung; er kann dem Vorstand allgemeine und besondere Weisungen erteilen.

(5)     Der Verwaltungsrat beschließt über den Jahresabschluss, über die Zuführung zur Hauptrücklage und zur Deckungsrücklage sowie über die Aufteilung des Bilanzgewinnes auf den Förderungsfonds (§ 9 Abs. 2) und das Zweckvermögen (§ 9 Abs. 3); er hat seinen Vorschlag über die Gewinnverwendung nach § 9 Abs. 2 der Anstaltsversammlung zur Beschlussfassung zuzuleiten.

(6)     Der Verwaltungsrat beschließt die Satzung und ihre Änderungen. Sie bedürfen der Genehmigung der Aufsichtsbehörde (§11 Abs. 1).

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§ 8
Anstaltsversammlung

     (1)     Die Anstaltsversammlung ist die Vertretung der Eigentümer und Pächter der mit der Rentenbankgrundschuld belasteten Grundstücke.

     (2)     Die Anstaltsversammlung besteht aus 28 Mitgliedern, von denen je zwei von den Ländern Baden-Württemberg, Bayern, Brandenburg, Hessen, Mecklenburg-Vorpommern, Niedersachsen, Nordrhein-Westfalen, Rheinland-Pfalz, Sachsen, Sachsen-Anhalt, Schleswig-Holstein sowie Thüringen und je eines von den Ländern Berlin, Bremen, Hamburg sowie Saarland benannt werden. Bei der Auswahl der Vertreter sind die einzelnen Betriebsgrößenklassen, insbesondere die bäuerlichen Familienbetriebe, angemessen zu berücksichtigen.

     (3)     Die Anstaltsversammlung nimmt die Berichte des Vorstandes über die Geschäftstätigkeit der Bank und des Verwaltungsrates über die von ihm gefassten Beschlüsse entgegen und berät die Bank in Fragen der Förderung der Landwirtschaft und des ländlichen Raumes sowie bei allgemeinen agrar- und geschäftspolitischen Fragen. Sie beschließt über die Gewinnverwendung gemäß § 9 Abs. 2.

§ 9
Gewinnverwendung

(1)     Der Bilanzgewinn darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft und des ländlichen Raumes verwendet werden.

(2)     Höchstens die Hälfte des zur Verteilung kommenden Betrages fließt einem Förderungsfonds zu, über dessen Verwendung die Anstaltsversammlung nach von ihr zu erlassenden Richtlinien entscheidet.

(3)     Mindestens die Hälfte des zur Verteilung kommenden Betrages soll dem Zweckvermögen des Bundes nach dem Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank vom 12.08.2005 (BGBl. I S. 2363) zugeführt werden, solange dieses

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von der Bank verwaltet wird und solange die Bank von allen Steuern vom Vermögen, vom Einkommen und vom Gewerbebetrieb befreit ist.

§ 10
Besondere Pflicht der Organe

Sorgfaltspflicht und Verantwortlichkeit der Mitglieder des Vorstandes und des Verwaltungsrates richten sich nach den entsprechenden Vorschriften für Vorstands- und Aufsichtsratsmitglieder der Aktiengesellschaften.

§ 11
Aufsicht

(1)     Die Bank untersteht der Aufsicht des Bundesministeriums für Ernährung, Landwirtschaft und Verbraucherschutz (Aufsichtsbehörde), das seine Entscheidungen im Einvernehmen mit dem Bundesministerium der Finanzen trifft. Die Aufsichtsbehörde trägt dafür Sorge, dass der Geschäftsbetrieb der Bank mit dem öffentlichen Interesse insbesondere an der Förderung der Landwirtschaft und des ländlichen Raumes sowie mit den Gesetzen und der Satzung in Einklang steht.

(2)      Die Aufsichtsbehörde ist befugt, von den Organen der Bank Auskunft über alle Geschäftsangelegenheiten zu verlangen, Bücher und Schriften der Bank einzusehen sowie an den Sitzungen des Verwaltungsrates und seiner Ausschüsse sowie an der Anstaltsversammlung teilzunehmen und Anträge zu stellen; ihren Vertretern ist jederzeit das Wort zu erteilen.

(3)      Die Aufsichtsbehörde ist ferner befugt, die Anberaumung von Sitzungen der Organe und die Ankündigung von Gegenständen zur Beschlussfassung zu verlangen sowie die Ausführung von Anordnungen und Beschlüssen zu untersagen, die gegen das öffentliche Interesse insbesondere an der Förderung der Landwirtschaft und des ländlichen Raumes oder gegen die Gesetze oder die Satzung verstoßen.

(4)      Im übrigen ist die Bank in der Verwaltung und Geschäftsführung selbständig, desgleichen in der Anstellung des Personals.

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§ 12
Dienstsiegel und öffentliche Urkunden

Die Bank ist berechtigt, ein Dienstsiegel zu führen. § 39a des Beurkundungsgesetzes ist entsprechend anzuwenden. Ordnungsgemäß unterschriebene und mit dem Abdruck des Dienstsiegels versehene Erklärungen der Bank haben die Eigenschaft öffentlich beglaubigter Urkunden.

§ 13
Gedeckte Schuldverschreibungen

(1)     Die Bank kann gedeckte Schuldverschreibungen nach Maßgabe der Absätze 2 bis 4 ausgeben.

(2)     Der Gesamtbetrag der von der Bank ausgegebenen Schuldverschreibungen muss in Höhe des Nennwerts und der Zinsen jederzeit gedeckt sein. Als Deckung sind zulässig

1.	Pfandbriefe im Sinne des § 1 Abs. 3 des Pfandbriefgesetzes, die nach den Vorschriften des Pfandbriefgesetzes ausgegeben werden,

2.	Darlehen an inländische Körperschaften und solche Anstalten des öffentlichen Rechts, für die eine Anstaltslast oder eine auf Gesetz beruhende Gewährträgerhaftung oder eine staatliche Refinanzierungsgarantie gilt oder die das gesetzliche Recht zur Erhebung von Gebühren und anderen Abgaben innehaben, oder gegen Übernahme der vollen Gewährleistung durch eine solche Körperschaft oder Anstalt gewährte Darlehen oder sonstige Darlehen der Bank, für die Sicherheiten bestehen, die den Anforderungen des Pfandbriefgesetzes für die Deckung von Hypothekenpfandbriefen oder Schiffspfandbriefen entsprechen,

3.	Darlehen der Bank, für die nach bankmäßigen Grundsätzen ausreichende Sicherheiten bestehen.

Die in Satz 2 vorgeschriebene ordentliche Deckung kann vorübergehend durch Guthaben bei der Deutschen Bundesbank und bei geeigneten Kreditinstituten ersetzt werden (Ersatzdeckung).

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(3)     Die zur Deckung der Schuldverschreibungen bestimmten Vermögenswerte einschließlich der Ersatzdeckung sowie Vermögenswerte in Höhe der Deckungsrücklage nach § 2 Abs. 3 sind von der Bank einzeln in ein Register einzutragen. § 5 Abs. 1 und 2 des Pfandbriefgesetzes gilt entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

(4)     Die Aufsichtsbehörde (§ 11 Abs. 1) bestellt nach Anhörung der Bank einen Treuhänder und einen Stellvertreter. Der Treuhänder hat darauf zu achten, dass die Ausgabe, Verwaltung und Deckung der Schuldverschreibungen den gesetzlichen und satzungsmäßigen Bestimmungen und den Anleihebedingungen entsprechen. § 7 Abs. 3 und 4 und die §§ 8 bis 11 des Pfandbriefgesetzes gelten entsprechend mit der Maßgabe, dass an die Stelle der Bundesanstalt die in § 11 Abs. 1 genannte Aufsichtsbehörde tritt.

§ 13a
Mündelsicherheit

Die Schuldverschreibungen der Bank, die nicht auf ausländische Zahlungsmittel lauten, sind zur Anlegung von Mündelgeldern geeignet.

§ 14
Arreste und Zwangsvollstreckungen

Auf Arreste und Zwangsvollstreckungen in Vermögenswerte, die in das Deckungsregister nach § 13 Abs. 3 eingetragen sind, ist § 29 des Pfandbriefgesetzes entsprechend anzuwenden.

§ 15
Sondervorschrift für Refinanzierungskredite

     Kreditinstitute können sich bei der Gewährung von Darlehen aus Mitteln, die sie von der Bank erhalten, die Verzinsung rückständiger Zinsen im Voraus versprechen lassen.

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§ 16
Auflösung

(1)     Die Bank kann nur durch Gesetz aufgelöst werden. Das Gesetz bestimmt über die Verwendung des Vermögens. Es darf nur für eine das Allgemeininteresse wahrende Förderung der Landwirtschaft oder der landwirtschaftlichen Forschung verwendet werden.

(2)     Im Falle der Auflösung gehen die Gläubiger der gedeckten Schuldverschreibungen hinsichtlich der nach § 13 Abs. 3 in dem Register eingetragenen Werte den übrigen Gläubigern der Bank im Rang vor. Soweit diese Werte nicht zur Befriedigung der Gläubiger der gedeckten Schuldverschreibungen notwendig sind, stehen sie den übrigen Gläubigern der Bank zur Verfügung.

§17
Übergangsregelungen

Die bisherigen Deckungsregister der Bank bleiben nach Inkrafttreten des Fünften Gesetzes zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank als getrennte Deckungsregister neben dem Deckungsregister nach § 13 Abs. 3 bestehen. Die Aufgaben des Treuhänders nach § 13 Abs. 4 erstrecken sich auch auf diese Deckungsregister.

§ 18
(weggefallen)

§  19
(weggefallen)

§ 20
(Inkrafttreten)

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Non-binding translation

Governing Law
of Landwirtschaftliche Rentenbank

in the version of the announcement dated September 4, 2002 (Federal Gazette I page 3646), last amended by Article 4 of the Act on the further development of the German covered bond law (Gesetz zur Fortentwicklung des Pfandbriefrechts) dated March 20, 2009 (Federal Gazette I page 607)

Section 1
Legal form, head office

(1)     Landwirtschaftliche Rentenbank, hereinafter the Bank, is a direct federal institution under public law.

(2)     The Bank has its head office in Frankfurt am Main. It does not have any branch offices.

Section 2
Capital

(1)     The capital stock of the Bank amounts to 135 million Euro.

(2)     A principal reserve is to be formed in order to strengthen its capital base. At least half of the annual net income remaining after allocation to the guarantee reserve (paragraph 3) is to be allocated to it.

(3)     A special guarantee reserve is to be formed in addition to the principal reserve (paragraph 2); such guarantee reserve is designed to provide further security for the secured debentures issued by the Bank. The guarantee reserve may not exceed 5 per cent. of the nominal value of secured debentures issued at any given time. No more than 50 per cent. of the annual net profit may be allocated to it.

Section 3
Business responsibilities

(1)       The Bank serves to promote agriculture and the rural areas, whereby the national and state responsibilities are to be taken into consideration. To fulfil its responsibilities, the bank may undertake development measures in accordance with the more specific stipulation of its statutes, in particular by financial instruments, in the following areas:

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1.	agriculture industry, including forestry, horticulture and fishing, as well as upstream and downstream areas,

2.	sales and warehousing of agricultural and food products, including development and consolidation of markets in member states of the European Union and in other states which are parties to the Agreement on the European Economic Area,

3.	agriculture related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming, protection of animals within the agriculture industry,

4.	the improvement of the infrastructure in predominantly rural areas,

5.	agriculture related consumer protection.

The Federal Ministry of Food, Agriculture and Consumer Protection may in agreement with the Federal Ministry of Finance, assign to the Bank the realisation of development measures within the framework of its legal mandate against an appropriate fee.

(2)     To fulfil its responsibilities, the Bank may use all banking instruments at its disposal, in particular loans, grants and other financial means, furnish guarantees and enter into participations. Loans should as a rule be granted via or together with other banks. In relation to other banks, the Bank shall observe the common non-discrimination rule.

(3)     Within the scope of its responsibilities according to paragraph 1, the Bank may, in accordance with the more detailed regulations in its statutes, also grant loans and other financing forms to regional authorities and public sector special purpose associations.

(4)     To the extent that these are projects of common interest which are co-financed by the European Investment Bank or similar European financing institutions the Bank may grant other financing in the interest of German and European agriculture or rural areas, in accordance with the more detailed regulations in its statutes.

(5)       To procure necessary funds, the Bank may raise loans, issue covered and uncovered bonds, underwrite guarantees and use all other standard bank financing instruments.

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Section 4
Other transactions

(1)     The Bank may furthermore conduct all transactions and services which are directly connected with the performance of its responsibilities. In this context, it may, in particular, buy and sell debt and securities and conduct transactions and measures to ensure its financial liquidity (Treasury Management) and all transactions necessary for diversifying risks.

(2)     For the Bank, securities trading, the deposit business and giro operations are only permitted on its own account and only to the extent that they are directly connected to its public development functions.

Section 5
Official bodies

(1)      Executive bodies of the Bank are

1.	the Board of Management
2.	the Advisory Board
3.	the General Meeting.

 (2)      The responsibilities and powers of authority of the official bodies of the institution shall be governed by its statutes unless otherwise provided for by law.

Section 6
The Board of Management

(1)      The Board of Management comprises at least two members. The board members are appointed and dismissed by the Advisory Board with a majority of two thirds of its members. The appointment requires the approval of the supervisory authority (Section 11 para. 1).

(2)      The Board of Management shall be responsible for conducting the business of the Bank unless such responsibility is allocated to another official body of the institution by law or under the terms of its statutes.

(3)      The Board of Management represents the Bank in court and out of court. The authority to represent the Bank as well as the form for

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declaration of intention of the authorised representatives is regulated by the statutes. If a declaration of intention is to be submitted to the Bank, the submission to a member of the Board of Management will suffice. The provisions valid for public limited companies are to be applied accordingly to the representation of the Bank with regard to its executive bodies.

Section 7
Advisory Board

(1) The Advisory Board comprises
1.	eight representatives of agricultural and food organisations, of which six shall be appointed by the Deutscher Bauernverband e.V. (German Farmers’ Union), one by the Deutscher Raiffeisenverband e.V. (Farmers’ Cooperative Association) and one as a representative of the food industry (trade and industry) by food associations;
2.	three agricultural ministers from states, who shall be appointed by the Bundesrat (Federal Council) for a period still to be determined, or their permanent deputies;
3.	a representative of the trade unions;
4.	the Federal Minister of Food, Agriculture and Consumer Protection; representation in the meetings of the Advisory Board and its committees by a permanent deputy or by a departmental manager is permitted;
5.	one representative in each case from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance; the ministries may also be represented by other experts;
6.	three representatives from credit institutions or other credit experts, who shall be co-opted by the other members of the Advisory Board.

(2)          The Chairman of the Advisory Board shall be elected by the Advisory Board from the ranks of the members of the German Farmers’ Union. His/her deputy is the Federal Minister of Food, Agriculture and Consumer Protection.

(3)       Members of the General Meeting may not belong to the Advisory Board.

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(4)      The Advisory Board monitors the business conduct of the Board of Management and makes decisions regarding its discharge; it may issue to the Board of Management general and specific instructions.

(5)      The Advisory Board decides on the annual accounts, the allocation to the principal reserve and the guarantee reserve as well as on the division of the net profit for the year between the promotional fund (Section 9 para. 2) and the special-purpose fund (Section 9 para. 3); it shall forward its proposal for the appropriation of profits as per Section 9 para. 2 to the General Meeting for a final decision.

(6)     The Advisory Board decides on the statutes and their amendments. These require the authorisation of the supervisory authority (Section 11 para. 1).

Section 8
General Meeting of the institution

(1)      The General Meeting of the institution shall be made up of representatives of the owners and lessors of properties encumbered with the Rentenbank land charge.

(2)      The General Meeting comprises 28 members, of which two members in each case shall be appointed by the states of Baden-Württemberg, Bavaria, Brandenburg, Hessen, Mecklenburg-West Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia and one member in each case by the states of Berlin, Bremen, Hamburg and Saarland. During the selection of the representatives, the individual agro-business size-categories, in particular family farms, are to be taken into consideration appropriately.

(3)      The General Meeting receives the reports of the Board of Management on the business activities of the Bank and the Advisory Board on the resolutions it has passed and advises the Bank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. It decides on the appropriation of profits in accordance with Section 9 para. 2.

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Section 9
Appropriation of profits

(1)      The net profit for the year may only be used for the promotion of agriculture and rural areas, in compliance with general interest.

(2)      At most half of the amount to be distributed is allocated to a promotional fund, the appropriation of which is decided by the General Meeting in accordance with guidelines, which it is to draw up.

(3)      At least half of the amount to be distributed shall be allocated to the special-purpose fund of the Federal Republic as stated by the Act on the Special-Purpose Fund of the Federal Republic at Landwirtschaftliche Rentenbank as of August 12, 2005 (FG I, 2363) provided that this is managed by the Bank and provided that the Bank is exempted of all taxes on assets, net income and commercial enterprise.

Section 10
Specific duty of the executive bodies

The duty of care and responsibility of the members of the Board of Management and the Advisory Board comply with the relevant provisions for Board of Management and Supervisory Board members of public limited companies.

Section 11
Supervision

(1)      The Bank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection (supervisory authority), which makes its decisions in agreement with the Federal Ministry of Finance. The supervisory authority ensures that the business operation of the Bank complies with public interest in particular in the promotion of agriculture and rural areas as well as with the laws and its Statutes.

(2)      The supervisory authority is empowered to request information from the executive bodies of the Bank on all business matters, to view any books and correspondence of the Bank and to participate in meetings of the Advisory Board and its committees as well as in the General Meeting, and to raise motions; its representatives must be admitted to the floor at all times.

(3)      The supervisory authority is also authorised to request the calling

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of meetings of the executive bodies and the announcement of subjects to be decided as well as to prohibit the implementation of directives or resolutions, which contravene public interest in particular the promotion of agriculture and rural areas or are in breach of the laws or the Bank’s statutes.

(4)      Otherwise, the Bank is independent with regard to its administration and management, likewise in the appointment of personnel.

Section 12
Official seal and public documents

The Bank is entitled to hold an official seal. Section 39a of the Notarisation Act (Beurkundungsgesetz) shall apply accordingly. Bank declarations, which are duly signed and given the stamp of the official seal have the character of officially authenticated public documents.

Section 13
Covered bonds

(1)      The Bank may issue covered bonds according to paragraphs 2 to 4.

(2)      The total amount of the bonds issued by the Bank must be covered to the amount of the nominal value and the interest at all times. The following are permitted as cover

1.	covered bonds which are issued in accordance with Section 1 para. 3 of the German Covered Bond Act (Pfandbriefgesetz),

2.	loans to domestic statutory corporations and such federal institutions under public law to which a maintenance obligation (Anstaltslast) or guarantee obligation by law (Gewährträgerhaftung) or a governmental refinancing guarantee apply, or which are legally entitled to levy fees and other charges, or loans granted under acceptance of the complete guarantee by such a statutory corporation or institution under public law, or other loans of the Bank for which sufficient collateral exists which meets the requirements of the German Covered Bond Act (Pfandbriefgesetz) for the coverage of mortgage bonds or bottomry bonds.

3.	loans granted by the Bank for which sufficient collateral exists in accordance with the policies of the Bank.

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The appropriate cover prescribed in clause 2 may be replaced temporarily by credit deposits at Deutsche Bundesbank and at suitable banks (substitute cover).

(3)     The assets determined for covering the bonds, including the substitute cover, as well as assets to the amount of principal reserves as per Section 2 para. 3 are to be entered individually into a register by the Bank. Section 5 para. 1 and 2 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

(4)     After consultation with the Bank, the supervisory authority (Section 11 para. 1) nominates a trustee and a deputy. It is the responsibility of the trustee to ensure that the issuing, administration and cover of bonds comply with the legal and regulatory conditions and terms and conditions of the bonds. Section 7 para. 3 and 4 and Sections 8 to 11 of the German Covered Bond Act (Pfandbriefgesetz) apply accordingly, provided that instead of the Federal Authority, the supervisory authority named in Section 11 para. 1 supersedes.

Section 13a
Eligibility for the investment of ward money

Bonds issued by the Bank which are not denominated in foreign currency are eligible for the investment of ward money.

Section 14
Attachments and compulsory executions

Section 29 of the German Covered Bond Act (Pfandbriefgesetz) shall apply accordingly to attachments and compulsory executions upon assets which are entered in the register of covered bonds as per Section 13 para. 3.

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Section 15
Special provision for refinancing loans

Credit institutions may request in advance an undertaking to pay interest on overdue interest in each case they grant a loan from funds received from the Bank.

Section 16
Dissolution

(1)     The Bank may only be dissolved by law. Such law shall determine the application of assets. They may only be used for the support and promotion of agriculture in the interests of the public at large.

(2)     In the event of dissolution, creditors of covered bonds shall rank before other creditors of the Bank in relation to the assets entered in the register of covered bonds as per Section 13 para. 3. To the extent that these assets are not required to settle claims of covered bond creditors they are available for the settlement of claims of the remaining creditors of the Bank.

Section 17
Transitional rules

The current Bank registers for covered bonds are retained as separate coverage registers in addition to the register as per Section 13 para. 3 when the fifth law on the amendment of the law governing Landwirtschaftliche Rentenbank comes into force. The duties of the trustee as per Section 13 para. 4 also encompass these coverage registers.

Section 18
(omitted)

Section 19
(omitted)

Section 20
(coming into force)

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